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As filed with the Securities and Exchange Commission on May 17, 2001

Registration No. 333-59400

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 4
TO
FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

FEI Company
(Exact name of registrant as specified in its charter)

Oregon	93-0621989
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

7451 NW Evergreen Parkway
Hillsboro, Oregon 97124-5830
Telephone (503) 640-7500
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Vahé A. Sarkissian
7451 NW Evergreen Parkway
Hillsboro, Oregon 97124-5830
Telephone (503) 640-7500
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Stephen E. Babson	William H. Hinman
John R. Thomas	Simpson Thacher & Bartlett
Stoel Rives LLP	3330 Hillview Avenue
900 SW Fifth Avenue, Suite 2600	Palo Alto, CA 94304
Portland, OR 97204	(650) 251-5000
(503) 224-3380

Approximate date of commencement of proposed sale to the public:
As soon as practicable after this Registration Statement becomes effective.

   If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

   If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /

   If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

   If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum aggregate offering price(1)	Amount of registration fee(3)

Common Stock(2)	9,200,000	$287,914,000	$71,979

(1)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) based on the average of the high and low sales prices for the common stock as reported on the Nasdaq National Market for May 10, 2001.

(2)
Includes 1,200,000 shares that the underwriters have the option to purchase to cover over-allotments, if any.

(3)
A total of $55,494 of the registration fee was previously paid by the Registrant on April 23, 2001 and May 15, 2001.

   The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

SUBJECT TO COMPLETION, DATED MAY 17, 2001

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

8,000,000 Shares

Common Stock

    We are selling 2,666,666 shares and the selling shareholder is selling 5,333,334 shares of our common stock. We will not receive any of the proceeds of our common stock sold by the selling shareholder.

    Our common stock is traded on The Nasdaq National Market under the symbol "FEIC." On May 16, 2001, the last reported sale price of our common stock on The Nasdaq National Market was $32.16 per share.

    The underwriters have an option to purchase a maximum of 1,200,000 additional shares of our common stock to cover over-allotments. The shares for the option will be provided by us and the selling shareholder on a pro rata basis.

    Investing in our common stock involves risk. See "Risk Factors" on page 6.

	Price to Public	Underwriting Discounts and Commissions	Proceeds to FEI	Proceeds to Selling Shareholder
Per Share	$	$	$	$
Total	$	$	$	$

    Delivery of the shares of common stock will be made on or about       , 2001.

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse First Boston
Prudential Securities
Needham & Company, Inc.
Wells Fargo Van Kasper, LLC

The date of this prospectus is              , 2001.

    You should rely only on information contained in this document or to which we have referred you. We have not authorized any other person to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

PROSPECTUS SUMMARY

    This summary highlights our business and other selected information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before making an investment decision. You should read the entire prospectus carefully, including "Risk Factors," our financial statements and the related notes and the documents incorporated by reference into this prospectus, before deciding to invest. References to "FEI," "we," "our" or "us" refer to FEI Company and all entities owned or controlled by FEI.

Our business

    We are a leading supplier of equipment and solutions to the high growth segments of the semiconductor, data storage and industry and institute markets. Our solutions are based on a combination of patented and proprietary technologies that produce highly focused electron and ion beams. These solutions enable our customers to view and analyze structures in three dimensions and to measure, analyze, diagnose and modify deep sub-micron and atomic structures below the surface in semiconductor wafers and devices, data storage components and biological and industrial materials. This enables our customers to develop products faster, control manufacturing processes better and improve production yields.

    We refer to our comprehensive suite of products for three dimensional structural process measurement and analysis as Structural Process Management solutions. These solutions include focused ion beam, or FIB, equipment, scanning electron microscopes, or SEMs, transmission electron microscopes, or TEMs, and DualBeam systems, which combine a FIB and SEM on a single platform. The development of these solutions has been driven by our strong technology base that includes 66 patents and the technical expertise and knowledge base of approximately 300 research and development personnel in the United States and Europe.

    Growth drivers for our business include major technology advances in semiconductor manufacturing, increasing densities in data storage, increasing research and development in drug discovery and post-genomic structural biology, and advanced failure analysis and materials research. Our products are designed to enable our customers to make these technology shifts as they design and manufacture new processes and products.

    In the semiconductor market, our growth is driven by shrinking line widths and process nodes to 0.13 micron and below, the introduction of multiple layers of new materials such as copper and low-k dielectrics, the increase in wafer size to 300 millimeters in diameter, increasing device complexity, shortening product life cycles and technology shifts to complete systems on a chip. Our products are used throughout the development and manufacturing cycles for semiconductors. Our systems enable mask repair, three dimensional wafer metrology, defect analysis, root cause failure analysis and circuit edit for modifying device structures.

    In the data storage market, our growth is driven by rapidly increasing storage densities that require smaller Giant Magneto-Resistive, or GMR, heads, thinner geometries and materials that increase the complexity of device structures, and the requirements of manufacturers to more rapidly trim read/write heads to 0.1 micron and below. Our products offer new capabilities that are focused on process and device geometry control and enable data storage manufacturers to produce next-generation products with greater precision without incurring the costs of retooling their production lines. These include three dimensional metrology for GMR thin film head processing and FIB trimming of GMR heads in the manufacturing process to enable smaller-sized thin film heads.

    In the industry and institute markets, our growth is driven by advances in materials science and structural biology. In materials science, our solutions provide researchers and manufacturers atomic level resolution and permit analysis of advanced products. In structural biology, our solutions enable cell biologists and drug researchers to understand protein sequencing and the location and function of specific DNA-generated proteins within cells. Our products' ultra-high resolution imaging allows cell biologists to create detailed three dimensional reconstructions of complex biological structures, enabling them to map proteins within cells.

    We sell our products to a geographically diverse base of customers in the semiconductor, data storage and industry and institute markets. To date we have a total worldwide installed base of approximately 6,100 systems.

    Our objective is to be the leading provider of advanced Structural Process Management solutions that help our customers keep pace with rapid technology shifts and successfully develop and manufacture next generation products. We intend to focus our efforts on the semiconductor market, while continuing to provide advanced solutions to the data storage and industry and institute markets. To achieve our objectives, we plan to pursue the following strategies:

  •
  expand applications for three-dimensional metrology solutions,
  •
  continue to expand our technological leadership and capabilities,
  •
  develop strategic relationships with customers and partners, and
  •
  pursue strategic acquisitions.

Relationship with Philips before and after this offering

    Philips Business Electronics International B.V., or PBE, is a wholly owned subsidiary of Koninklijke Philips Electronics N.V. and beneficially owned slightly less than 50% of our common stock as of May 14, 2001. Upon completion of this offering, PBE will beneficially own approximately 28% of our common stock. Whenever PBE is no longer our majority shareholder, some of the tangible and intangible benefits and arrangements previously provided by Philips will terminate. In this prospectus we use Philips to refer to Koninklijke Philips Electronics N.V. and its affiliates, including PBE, and PBE is used only with respect to the Philips entity that holds shares of our common stock. For more information about our relationship with Philips, you should read the section of this prospectus entitled "Relationship With Philips Before and After This Offering."

    FEI was incorporated in 1971. The mailing address of our principal executive offices is 7451 NW Evergreen Parkway, Hillsboro, Oregon 97124-5830 and our telephone number is (503) 640-7500. We maintain a World Wide Web site on the Internet at www.feico.com. Our Web site and the information contained in it are not a part of this prospectus.

    FEI and Micrion are our registered trademarks. Various other trademarks of FEI appear in this prospectus in italicized type. Each trademark, tradename or service mark of any other company appearing in this prospectus belongs to its holder.

The offering

Common stock offered by us	2,666,666 shares
Common stock offered by the selling shareholder	5,333,334 shares
Common stock to be outstanding after this offering	31,341,549 shares
Use of proceeds	We will use the proceeds from this offering to pay down debt we owe Philips and for working capital, acquisitions and general corporate purposes.
Nasdaq National Market symbol	FEIC

    Common stock to be outstanding after this offering is based on 28,674,883 shares outstanding as of May 14, 2001, and excludes outstanding options to purchase 2,045,284 shares of our common stock, 1,834,033 shares of common stock reserved for future grants or issuance under our stock compensation plans and up to 490,764 shares that may be issued to PBE under contractual rights. For more information about shares issuable to PBE, you should read the section of this prospectus entitled "Relationship With Philips Before and After This Offering—PBE's right to receive or purchase additional common stock of FEI."

Assumptions that apply to this prospectus

    Unless otherwise indicated, all information in this prospectus assumes no exercise by the underwriters of this offering of their over-allotment option to purchase up to 1,200,000 additional shares of our common stock.

SUMMARY CONSOLIDATED FINANCIAL DATA
(in thousands, except per share data)

    The statement of operations data for the years ended December 31, 1998, 1999 and 2000 have been derived from the 1998, 1999 and 2000 audited financial statements included in this prospectus. The statement of operations data for the thirteen weeks ended April 2, 2000 and April 1, 2001 and the balance sheet data as of April 1, 2001 have been derived from our unaudited financial statements not included in this prospectus. In the opinion of management, our unaudited financial statements have been prepared on a basis consistent with our audited financial statements and include all adjustments, which are normally occurring adjustments, necessary for a fair presentation of the results of operations for the periods presented. The summary financial information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and related notes included in this prospectus. Our historical results are not necessarily indicative of our results of operations in future periods. The as adjusted balance sheet data below reflect the application of the anticipated net proceeds from the sale by us of 2,666,666 shares of common stock at an assumed public offering price of $32.16 per share, after deducting the underwriting discounts and commissions and offering expenses payable by us.

    As discussed in note 1 to the consolidated financial statements included in this prospectus, we changed our accounting method for revenue recognition in the fourth quarter of the year ended December 31, 2000, effective January 1, 2000 in accordance with the requirements of SAB 101. The following consolidated financial data for the year ended December 31, 2000 reflect financial information before the cumulative effect of the change in accounting principle.

				Thirteen Weeks Ended
	Year Ended December 31,
				April 2, 2000	April 1, 2001
	1998	1999	2000
Statement of Operations Data:
Net sales	$178,771	$216,152	$320,300	$64,722	$93,515
Cost of sales	119,579	131,143	183,178	37,225	48,572

Gross profit	59,192	85,009	137,122	27,497	44,943
Operating expenses:
Research and development	19,506	21,937	31,617	7,226	9,297
Selling, general and administrative	41,426	47,650	62,834	13,445	17,224
Amortization of purchased goodwill and technology	2,516	3,717	6,151	1,538	1,538
Purchased in-process research and development(1)	—	14,089	—
Restructuring and reorganization costs(1),(2)	5,320	131	—

Total operating expenses	68,768	87,524	100,602	22,209	28,059

Operating income (loss)	(9,576)	(2,515)	36,520	5,288	16,884
Total other expense, net	(4,129)	(65)	(1,637)	(212)	(195)

Income (loss) before taxes and cumulative effect of change in accounting principle	(13,705)	(2,580)	34,883	5,076	16,689
Tax expense (benefit)	(4,797)	4,800	14,073	2,114	6,466

Income (loss) before cumulative effect of change in accounting principle	$(8,908)	$(7,380)	$20,810	$2,962	$10,223

Income (loss) before cumulative change in accounting principle per share:
Basic	$(0.49)	$(0.34)	$0.74	$0.11	$0.36
Diluted(3)	$(0.49)	$(0.34)	$0.70	$0.10	$0.34
Weighted average shares outstanding:
Basic	18,106	21,745	28,091	27,603	28,686
Diluted(3)	18,106	21,745	29,827	28,780	29,976

	As of April 1, 2001
	Actual	As adjusted
Balance Sheet Data:
Cash and cash equivalents	$33,067	$88,323
Working capital	77,018	132,274
Total assets	339,137	394,393
Long-term, interest-bearing debt	—	—
Shareholders' equity	178,217	259,489

(1)
Included in 1999 operating expenses is a charge of $14.1 million to write off acquired in-process research and development in connection with the acquisition of Micrion Corporation in August 1999 and a restructuring charge of $0.1 million.

(2)
Included in 1998 operating expenses is a restructuring charge of $5.3 million undertaken to consolidate operations, eliminate redundant facilities, reduce operating expenses and provide for outsourcing of various manufacturing activities.

(3)
The diluted income (loss) per share and the diluted weighted average shares outstanding for all years presented assume that all of the additional shares that may be issued to PBE were outstanding for the entire period. For more information about shares issuable to PBE, you should read the section of this prospectus entitled "Relationship With Philips Before and After This Offering—PBE's right to receive or purchase additional common stock of FEI."

RISK FACTORS

    You should carefully consider the risks described below, together with all of the other information included in or incorporated by reference into this prospectus, before making an investment decision. The risks and uncertainties described below are not the only ones we face. If any of the following risks actually occur, our business could be harmed, the trading price of our common stock could decline, and you could lose all or part of your investment.

The semiconductor industry is one of our primary markets for growth and is highly volatile and unpredictable.

    The semiconductor manufacturing equipment industry is strongly affected by the supply and demand cycles of the semiconductor industry. For 2000, sales of our products to the semiconductor industry accounted for approximately 56% of our net product sales, and we expect sales to the semiconductor industry to be a significant contributing factor to future growth in our total net sales. The semiconductor industry, however, has historically been volatile because of sudden and often unpredictable changes in supply and demand for semiconductors. In addition, although semiconductors are used in many different products in different markets, these markets are interrelated to various degrees. As a result, the timing, length and severity of these cycles are difficult to predict.

    The current downturn in general economic conditions in the United States and in the markets for our customers' products could result in a reduction in demand for our products, and during this downturn and any subsequent downturns we do not assure you we will be able to maintain or exceed our current level of sales. As a capital equipment provider, our revenues in part depend on the spending patterns of our customers, who often delay expenditures or cancel orders in reaction to variations in their businesses or general economic conditions. Because a high proportion of our costs are fixed, our ability to reduce expenses quickly in response to revenue short-falls is limited. In an economic downturn, we may not be able to reduce our significant fixed costs, such as continued investment in research and development or capital equipment requirements. During a recession, we may experience delays in collecting receivables, which may impose constraints on our working capital.

    In periods of declining demand for semiconductor manufacturing equipment, we must align our cost structure quickly and effectively with prevailing market conditions to manage our inventory levels to reduce the possibility of future inventory write-downs resulting from obsolescence, and to motivate and retain key employees. During periods of rapid growth in demand for semiconductor manufacturing equipment, we must acquire or develop sufficient manufacturing capacity and inventory to meet customer demand, and attract, hire, assimilate and retain a sufficient number of qualified people. Our inability to achieve our objectives in a timely and cost-efficient manner during these volatile and unpredictable industry cycles could have a material adverse effect on our business.

We operate in highly competitive industries characterized by increasingly rapid technological changes and competitors that may have greater financial and technical resources.

    The markets for the sale of microelectronics products, electron optics products and component products are highly competitive. A number of our existing domestic and international competitors, as well as potential competitors that may enter our market in the future, have greater financial, marketing and production resources than we do. We believe that some of the technical solutions we provide our customers, including three-dimensional measurement and analysis of structures, are not provided by our competitors. If some of our competitors or potential competitors develop similar or equivalent solutions and products, their potentially greater resources could allow them to provide these products for a lower cost to customers, which could result in a material adverse effect on our business, financial condition and results of operations.

    Additionally, the markets for our products are subject to constant change, in part due to evolving customer needs. As we respond to this change, the elements of competition, as well as the identities of our specific competitors, may alter. Moreover, one or more of our competitors or potential competitors might achieve a technological advance that would put us at a competitive disadvantage, resulting in a material adverse effect on our business, financial condition and results of operations.

Delays in shipment of our products could substantially decrease our reported sales for a period.

    We will continue to derive a substantial portion of our revenues from the sale of a relatively small number of products with high average selling prices, some with list prices as high as $3.4 million per unit. As a result, the timing of revenue recognition from a single order could have a significant impact on our net sales and operating results for a reporting period. In addition, a substantial portion of our net sales have generally been realized near the end of each quarter, and sales of electron optics products to government-funded customers have generally been significantly higher in the fourth quarter. Accordingly, delays in shipments near the end of a quarter could have a substantial negative effect on operating results for that quarter, and delays in shipments of electron optics products during our fourth quarter could have a substantial negative effect on our operating results for that fiscal year. These effects from shipment delays could be further magnified by announcements from us or our competitors of new products and technologies, which announcements could cause our customers to defer purchases of our existing systems or purchase products from our competitors. Moreover, due to the relatively long build cycles for our products, we are limited in our ability to reduce costs quickly in response to any revenue shortfalls within a period and, consequently, any of these delays could result in a material adverse change in our results of operations for any particular period.

    We cannot forecast with certainty the impact of the factors discussed above on our sales and operating results in any future period. These factors, however, may result in material adverse fluctuations in our future operating results on a quarterly or annual basis. Our results of operations in any period, therefore, should not be considered indicative of the results to be expected for any future period.

Variations in the amount of time it takes for us to sell our systems may cause fluctuations in our operating results.

    Variations in the length of our sales cycles could cause our net sales, and therefore our business, financial condition, operating results and cash flows, to fluctuate widely from period to period. These variations often are based upon factors partially or completely outside our control. The factors that affect the length of time it takes us to complete a sale depend upon many elements including:

  •
  the efforts of our sales force and our independent sales representatives,

  •
  the history of previous sales to a customer,

  •
  the complexity of the customer's fabrication processes,

  •
  the internal technical capabilities and sophistication of the customer and

  •
  the capital expenditure budget cycle of our customers.

    As a result of these and a number of other factors influencing our sales cycles with particular customers, the period between our initial contact with a potential customer and the time when we recognize revenue from that customer, if ever, varies widely. Our sales cycle typically can range up to twelve months. Sometimes our sales cycle can be much longer, particularly when the sales cycle involves developing new applications for our systems and technology. During these cycles, we commit substantial resources to our sales efforts before receiving any revenue, and we may never receive any revenue from a customer despite these sales efforts.

    In addition to lengthy and sometimes unpredictable sales cycles, the build cycle, or the time it takes us to build a product to customer specifications, typically ranges from one to six months. During this period, the customer may cancel its order, although generally it will be required to pay us a fee based on which stage of the build cycle we have completed.

    After a customer purchases one of our systems, we provide the customer an acceptance period during which the customer may evaluate the performance of the system and potentially reject the system. In addition, customers often evaluate the performance of one of our systems for a lengthy period before purchasing any additional systems. The number of additional products a customer may purchase from us, if any, often depends on many factors that are difficult for us to predict accurately, including a customer's capacity requirements and changing market conditions for their products. As a result of these evaluation periods and various factors, many of which are outside our control, the period between a customer's initial purchase and subsequent purchases, if any, often varies, and variations in length of this period could cause further fluctuations in our operating results.

Failure of critical suppliers of parts, components and manufacturing equipment to deliver sufficient quantities to us in a timely and cost-effective manner could negatively affect our business.

    We use numerous vendors to supply parts, components and subassemblies for the manufacture and support of our products. Some key parts may be obtained only from a single supplier or a limited group of suppliers. In particular, we rely on Philips Enabling Technologies Group B.V., or PETG, a wholly owned subsidiary of Philips, for our supply of mechanical parts and subassemblies, Turk Manufacturing Co. as a supplier of component parts and RIPA Holding B.V. as a sole source for electronic subassemblies. We are experiencing supply constraints with respect to the mechanical parts and subassemblies produced by PETG. Although we are working with Philips to assist PETG in taking corrective action, if PETG is not able to increase its production capacity over the next four to six months, these constraints may affect our ability to deliver our products to our customers in a timely manner, which could have an adverse effect on our results of operations. Moreover, as a result of the reduction of PBE's ownership of our common stock after this offering, the cost of the parts and subassemblies purchased from Philips may increase. As a result of this concentration of key suppliers, our results of operations may be materially and adversely affected if, in the future, we do not timely and cost-effectively receive a sufficient quantity of parts to meet our production requirements or if we are required to find alternative suppliers for these supplies.

    We also rely on a limited number of equipment manufacturers to develop and supply the equipment we use to manufacture our products. The failure of these manufacturers to develop or deliver equipment on a timely basis could have a material adverse effect on our business and results of operations. In addition, as a result of the small number of equipment suppliers, we may be more exposed to future cost increases for this equipment.

The data storage industry is a new and developing market for us and may not develop as much as we expect.

    For 2000, sales of our products to the data storage industry accounted for approximately 10% of our net product sales, and we expect sales to this industry to be an important contributing factor to future growth in our total sales. The data storage industry is a newer market than the other markets we serve and, as a result, involves greater uncertainties. These uncertainties could result in material adverse effects on our business, financial condition and results of operations. For example, although we view the data storage market as a growth market, the market may never fully develop as we expect, or alternative technologies or tools may be introduced. In addition, the data storage market recently has experienced a significant amount of consolidation. As a result, our customers in the data storage industry are becoming greater in size and fewer in number, so that the loss of any single customer would have a greater adverse impact upon our results of operations.

We are subject to increased operational costs and other risks from changes made whenever PBE no longer owns a majority of our common stock.

    Since early 2000, PBE's ownership interest in FEI has fluctuated within a few percentage points of 50% of our outstanding shares. Upon completion of this offering, PBE, which beneficially owned slightly less than 50% of our common stock as of May 14, 2001, will beneficially own approximately 28% of our common stock. Whenever PBE is no longer our majority shareholder, some of the tangible and intangible benefits and arrangements previously provided by Philips terminate and some of these are in the process of being terminated. Although many of these arrangements were addressed before this offering, we have not completed the replacement of all of our arrangements with Philips, and in some of these areas we may not be able to find replacement services at a similar or lower cost. Even if these services are available at a similar cost, indirect costs are associated with obtaining new vendors, including diversion of management time and resources. We have estimated these changes will collectively result in increased operational costs of approximately $4 million to $5 million per year, but these increased operational costs could be higher or lower. These costs will be partially offset by payments to us from Philips totaling up to $6 million over a three year period pursuant to our agreement with Philips.

    The specific types of increased costs we may incur in the future include the following areas:

  •
  Intellectual Property. We now have access to some forms of technology through cross-licenses between Philips affiliates and several manufacturers in the electronics industry, and some of our patents are also subject to these cross-licenses. Some of these cross-licenses provide us with the right to use intellectual property that relates to our core technologies. In general, these cross-licenses are subject to majority ownership of us by PBE, and, whenever we are no longer majority owned by PBE, we believe that our business is no longer subject to most of these cross-licenses. Loss of these cross-licenses could result in our inability to use the previously licensed technology, the necessity of undertaking new licensing arrangements and paying royalties of an undetermined amount, or being subject to patent infringement actions. Our estimate of increased operational costs does not include potentially required future royalty payments or possible litigation expenses.

  •
  Credit Facility. We have a $75 million credit facility with Philips at an annual interest rate equal to the London Interbank Offering Rate, or LIBOR, plus 0.75%. This facility terminates on the earlier of 120 days after PBE's ownership interest falls below 45% of our outstanding shares of common stock and 120 days after Philips no longer includes FEI in its consolidated group for financial reporting purposes, both of which will occur upon completion of this offering. We may not be able to obtain a replacement credit facility on terms as favorable as the Philips facility.

  •
  Labor Costs. Whenever PBE is no longer our majority shareholder, some of our non-U.S. employees will be required to become part of new collective bargaining units, and pension funds of our employees that are now held within Philips' pension fund will be transferred to new pension funds. For the past several years, Philips' pension fund has been in an overfunded position because the value of its pension assets has exceeded the pension benefit obligations. During that time Philips and its majority-owned subsidiaries, including FEI, benefited from reduced pension contribution obligations. After our employees are transferred out of the Philips pension plan, we expect our pension costs in The Netherlands will increase by approximately $3.5 million per year compared to 2000 costs, due to the loss by us of the benefit of the overfunding. Philips has agreed to pay us up to a total of $6 million over a three-year period, commencing in 2001, partially to offset increased labor and employee costs associated with FEI no longer being majority-owned by PBE. These payments would cease if a change of control event occurs with respect to FEI.

  •
  Other Costs. We also have a variety of other arrangements with Philips, such as global insurance coverage, use of the Philips intranet system for various functions, participation in purchasing programs and use of various administrative services. Most of these arrangements will change whenever PBE no longer owns a majority of our common stock, and some of these changes will result in additional increased costs to our business.

    For additional information regarding our arrangements and agreements with Philips, you should read the section of this prospectus entitled "Relationship With Philips Before and After This Offering" and note 15 to the consolidated financial statements included in this prospectus.

We have experienced a period of rapid growth, and if we are not successful in managing this and future growth our business could be significantly harmed.

    We have recently experienced significant growth in net sales. Our net sales increased 48% from approximately $216.2 million for the year ended December 31, 1999 to approximately $320.3 million for the year ended December 31, 2000. We may not be able to continue to maintain or increase this level of net sales in future periods. Moreover, this growth has placed, and is expected to continue to place, a significant strain on our management, operational and financial resources. To manage this growth, we will be required to improve existing and implement new transaction processing, operational and financial systems and procedures and controls. In addition, we need to build up our customer service infrastructure in Asia by adding service personnel and general operations support. Our success depends on our ability to meet increasing demand and delivery schedules that result from this growth. If we are unable to manage this growth effectively, our business, financial condition and results of operations could be significantly harmed.

Our ability to reduce costs is limited by our ongoing need to invest in research and development.

    Our industry is characterized by the need for continued investment in research and development. If we were to fail to invest sufficiently in research and development, our products could become less attractive to potential customers, and our business and financial condition could be materially adversely affected. As a result of our need to maintain our spending levels in this area, our operating results could be materially harmed if our net sales fall below expectations. In addition, as a result of our emphasis on research and development and technological innovation, our operating costs may increase further in the future. We expect our research and development expenses to increase in absolute dollars for the foreseeable future, and these expenses may increase as a percentage of our net sales as well.

We must continually improve our technology to remain competitive, and our results of operations may be adversely affected if we fail to react to changes in our customers' technology requirements.

    Technology changes rapidly in the semiconductor manufacturing and data storage industries, which are important markets for our products. As a result, our ability to compete will depend, in part, on our ability to upgrade our existing systems, as well as develop and introduce more advanced systems at competitive prices and on a cost-effective basis to enable our customers to integrate them into their operations either before or as they begin volume product manufacturing. For example, we have invested significant resources in the development of 300mm semiconductor wafer manufacturing technology. If 300mm fabrication is not widely accepted or we fail to develop 300mm products that are accepted by the marketplace, our long-term growth could be diminished. If we are unable to develop these new types of products, our sales could decline and our existing products could lose market acceptance.

    Our success in developing, introducing, selling and supporting more advanced systems, however, depends upon many factors, some of which are outside our control, including:

  •
  timely and effective monitoring of technological developments in our customers' industries,

  •
  timely and efficient implementation of manufacturing and assembly processes,

  •
  availability of necessary components at affordable prices,

  •
  product performance in the field,

  •
  market acceptance of our products and

  •
  effective sales, marketing, service and project management.

    In addition, because we must commit resources to product development well in advance of sales, our product development decisions must anticipate technological advances by the industries we serve. We may not be successful in that effort, and we may either expend resources on technologies that are not widely accepted by potential customers or fail to develop timely technologies that our customers desire to purchase. In addition, because research and development for our products involve significant capital expenditures, we may not have sufficient financial resources in the future to continue to develop our product offerings to maintain our competitive position. Accordingly, our inability to select, develop, manufacture and market new systems or enhance our existing systems could cause us to lose our competitive position and could seriously harm our business and results of operations.

We are exposed to the risks that third parties may violate our proprietary rights and our intellectual property rights may not be well protected in foreign countries.

    Our success is dependent upon the protection of our proprietary rights. In the high technology industry, including the supply of structural process management systems, intellectual property is an important asset that is always at risk of infringement. We incur costs to obtain and maintain patents and defend our intellectual property. We rely upon the laws of the United States and of foreign countries in which we develop, manufacture or sell our products to protect our proprietary rights. These proprietary rights may not provide the competitive advantages that we expect, however, or other parties may challenge, invalidate or circumvent these rights.

    Further, our efforts to protect our intellectual property may be less effective in some foreign countries where intellectual property rights are not as well protected as in the United States. Many U.S. companies have encountered substantial problems in protecting their proprietary rights against infringement in foreign countries. We derived 58% of our sales from foreign countries in 2000. If we fail to adequately protect our intellectual property in these countries, it could be easier for our competitors to sell competing products.

    In addition, whenever PBE is no longer our majority owner, the threat of infringement of our proprietary rights by third parties may increase as a result of the loss of protection provided by Philips' significantly greater portfolio of intellectual property. Infringement of our proprietary rights by a third party could result in lost market and sales opportunities for us, as well as increased costs of litigation.

We may be subject to claims of intellectual property infringement.

    Several of our competitors hold patents covering a variety of focused ion beam and electron beam products, applications and methods of use for focused ion and electron beam products. In addition, some of our customers may use our microelectronics products for applications that are similar to those covered by these patents. From time to time, we and our customers have received correspondence from our competitors claiming that some of our products, as used by our customers, may be infringing one or more of these patents. As of the date of this prospectus, none of these allegations has resulted in litigation. Competitors or others may, however, assert infringement claims against us or our customers in the future with respect to current or future products or uses, and these assertions may result in costly litigation or require us to obtain a license to use intellectual property rights of others. If claims of infringement are asserted against our customers, those customers may seek indemnification from us for damages or expenses they incur.

    Moreover, as the number and sophistication of focused ion and electron beam products in the industry increase through the continued introduction of new products by us and others, and the functionality of these products further overlaps, manufacturers and users of focused ion beam and electron beam products may become increasingly subject to infringement claims. We may also face greater exposure to claims of infringement in the future whenever PBE is no longer our majority owner. In connection with the reduction in PBE's ownership of our stock, we believe we will no longer benefit from most of the Philips patent cross-licenses from which we previously have benefited.

    If we become subject to infringement claims, we will evaluate our position and consider the available alternatives, which may include seeking licenses to use the technology in question or defending our position. These licenses, however, may not be available on satisfactory terms or at all. If we are not able to negotiate the necessary licenses on commercially reasonable terms or successfully defend our position, our financial condition and results of operations could be materially and adversely affected.

We may not obtain sufficient affordable capital to fund our future needs for manufacturing capacity and research and development.

    We will need to continue to make significant capital expenditures to expand our operations and to enhance our manufacturing capability to keep pace with rapidly changing technologies. Based on our current operating plans, we will require external financing from time to time to fund our capital expenditures. During the past few years, the markets for equity and debt securities have fluctuated significantly, especially with respect to technology-related companies, and during some periods offerings of those securities have been extremely difficult to complete. As a result, in the future, we may not be able to obtain the additional capital required to fund our operations on reasonable terms, or at all, and this lack of capital may have a material adverse effect on our business and results of operations.

    As of May 11, 2001, our borrowings under our unsecured revolving credit agreement with Philips were $32.9 million. We intend to use a portion of the proceeds from this offering to pay down outstanding borrowings under this credit agreement. To maintain sufficient liquidity in the future and to fund ongoing capital expenditure needs, we expect to enter into a new credit agreement with a commercial lender. Our new credit agreement may have less favorable terms for us than our existing credit agreement with Philips, including higher borrowing rates, more restrictive financial and operating covenants and liens on some or all of our assets.

Our operating results are influenced by the performance of Asian economies, which have experienced significant downturns during the past few years.

    In recent years, Asian economies have been highly volatile and recessionary, resulting in significant fluctuations in local currencies and other instabilities. Approximately 25% of our sales in 1999 and approximately 29% of our sales in 2000 were derived from this region. In addition, in the past few years, the proportion of our sales to Asian-based companies has been increasing. Instabilities in Asian economies may occur again in the future, which could have a material adverse effect on our financial position and results of operations. Our exposure to the business risks presented by Asian economies will increase to the extent that we continue to expand our operations in that region.

We face risks associated with manufacturing capacity limitations.

    Our complex manufacturing processes require the use of expensive and technologically sophisticated equipment and materials, and are continuously modified in an effort to improve manufacturing yields and product quality. We have, on occasion, experienced manufacturing limitations that have delayed our ability to deliver products within the time frames contracted for by our customers, primarily due to delayed delivery by our suppliers. We do not assure you we will not experience these or other manufacturing difficulties, such as periodic delays in supplier deliveries and mechanical breakdowns, or that we will not be subject to increased costs or production capacity constraints in the future, any of which could result in a loss of customers or could otherwise have a material adverse effect on our business and results of operations.

We are exposed to the risks of operating a global business, including risks associated with exchange rate fluctuations and legal and regulatory changes.

    For 2000, 58% of our total net sales were generated from sales outside the United States. In addition, two of our four manufacturing sites are located outside the United States. We expect sales from non-U.S. markets to continue to represent a significant, and possibly increasing, portion of our total sales in the future. Our non-U.S. sales and operations are subject to risks inherent in conducting business abroad, many of which are outside our control, including:

  •
  periodic economic downturns and unstable political environments,

  •
  price and currency exchange controls,

  •
  fluctuations in the relative values of currencies,

  •
  difficulties protecting intellectual property,

  •
  unexpected changes in trading policies, regulatory requirements, tariffs and other barriers and

  •
  difficulties in managing a global enterprise, including staffing, collecting accounts receivable, managing distributors and representatives and repatriation of earnings.

    Changes in the relative values of currencies occur from time to time and may, in some instances, have a material effect on our results of operations. In particular, a strengthening of the euro may result in a weakening of our overall financial results. Although we attempt to mitigate our exposure to fluctuations in currency exchange rates, these hedging activities may not always be available or adequate to eliminate, or even mitigate, the impact of our exchange rate exposure. As a result of this exchange rate exposure, as well as the other factors listed above, we may experience a material adverse effect upon our liquidity and results of operations.

    Moreover, as a result of our significant reliance on international sales, we may also be adversely affected if we are unable to continue to use a foreign sales corporation for exporting our products from the United States. The World Trade Organization has ruled that the use of these types of corporations by U.S. businesses, which provide an overall reduction in effective tax rates for these businesses, violate the WTO's global trading rules. Responding to the WTO's decision that foreign sales corporations, or FSCs, constitute an illegal export subsidy, the U.S. Congress repealed the FSC regime and created a new income tax benefit that permanently excludes "foreign extraterritorial income" from taxable income. The extraterritorial income regime applies to transactions after September 30, 2000.

    The European Union believes that the new regime continues to violate WTO's global trading rules. The WTO has not ruled on the legality of the extraterritorial income regime. If the WTO rules that the extraterritorial income regime violates the WTO's global trading rules and the U.S. government repeals the extraterritorial income regime and does not replace it with an equivalent form of relief, our future results of operations may be adversely affected.

If we deliver systems with defects, our credibility could be harmed and the sales and market acceptance of our systems will decrease.

    Our systems are complex and sometimes have contained errors, defects and bugs when introduced. If we deliver systems with errors, defects or bugs, our credibility and market acceptance and sales of our systems could be harmed. Our products generally carry a one-year warranty, and if our systems contain errors, defects or bugs, we may be required to expend significant capital and resources to alleviate these problems. Defects could also lead to product liability as a result of lawsuits against us or against our customers. In the event of a successful product liability claim, we could be obligated to pay damages that are not covered by product liability insurance or that are significantly in excess of our product liability insurance limits.

Because of the high cost of changing equipment vendors in our markets, we may find it difficult to persuade customers to switch from our competitors to us even if our systems are superior to theirs.

    We believe that once a semiconductor device manufacturer has selected one vendor's capital equipment for a production-line application, the manufacturer generally relies upon that capital equipment and, to the extent possible, subsequent generations of the same vendor's equipment for the life of the application. Once a vendor's equipment has been installed in a production line application, a semiconductor device manufacturer must often make substantial technical modifications and may experience production-line downtime in order to switch to another vendor's equipment. Accordingly, unless our systems offer performance or cost advantages that outweigh a customer's expense of switching to our systems, we will find it difficult to achieve significant sales to that customer once it has selected another vendor's capital equipment for an application.

Our equity investment in a semiconductor equipment manufacturer may become impaired, and we may not recover prepayments we have made to that company.

    Since September 1999, we have purchased $4.25 million of Series D Preferred Stock of Surface/Interface, Inc., a semiconductor equipment manufacturer. We have also prepaid approximately $1.3 million of the purchase price of several Surface/Interface atomic force microscopy systems. We understand that Surface/Interface requires additional financing to continue operations and is attempting to obtain additional financing. If Surface/Interface is unable to obtain additional financing, our investment may become impaired, and we may not be able to recover our prepayments.

We may make additional acquisitions in the future, and these acquisitions may subject us to risks associated with integrating these businesses into our current business.

    We have made significant acquisitions during the past five years, including the acquisition of the electron optics division of Philips in 1997 and Micrion Corporation in 1999. In addition, although we do not have any specific plans, we may make acquisitions of, or significant investments in, other businesses with complementary products, services and technologies in the future. Acquisitions involve numerous risks, many of which are unpredictable and beyond our control, including:

  •
  difficulties and increased costs in connection with integration of the personnel, operations, technologies and products of acquired companies,

  •
  diversion of management's attention from other operational matters,

  •
  the potential loss of key employees of acquired companies,

  •
  lack of synergy, or inability to realize expected synergies, resulting from the acquisition,

  •
  the risk that the issuance of our common stock in a transaction could be dilutive to our shareholders if anticipated synergies are not realized and

  •
  acquired assets becoming impaired as a result of technological advancements or worse-than-expected performance by the acquired company.

Our inability to effectively manage these acquisition risks could materially and adversely affect our business, financial condition and results of operations.

    In addition, if we issue equity securities to pay for an acquisition, the ownership percentage of our existing shareholders would be reduced and the value of the shares held by our existing shareholders could be diluted. If we use cash to pay for an acquisition, the payment could significantly reduce the cash that would be available to fund our operations or to use for other purposes. Acquisition financing may not be available on favorable terms or at all. We also may be required to amortize significant amounts of goodwill or other intangible assets in connection with future acquisitions which could adversely affect our reported earnings. Future acquisitions may also require us to assume contingent liabilities that could have a material adverse effect on our future results of operations and financial condition.

We depend on a few significant customers, and we do not have long-term contracts with these or any of our other customers.

    Our ten largest customers, in the aggregate, accounted for approximately 31% of our revenue in 2000. Our largest customer accounted for approximately 8% of our sales in 2000. In 1999, our ten largest customers, in the aggregate, accounted for approximately 29% of our revenue. Our largest customer in 1999 accounted for approximately 9% of our revenue. The loss of, or a significant reduction of orders from, any of these customers could have a material adverse effect on our results of operations. In addition, none of our customers has any long-term obligation to continue to purchase our products or services, and any customer could reduce or cease ordering our products or services at any time. Our failure to obtain large orders from new or existing customers could seriously harm our business. We believe that sales to some of our customers will decrease in the future as they complete their current purchases for new or expanded manufacturing facilities.

The loss of key management or our inability to attract and retain sufficient numbers of managerial, engineering and other technical personnel could have a material adverse effect upon our results of operations.

    Our continued success depends, in part, upon key managerial, engineering and technical personnel as well as our ability to continue to attract and retain additional personnel. In particular, we depend on our president and chief executive officer, Vahé A. Sarkissian. In the past, key personnel have left us to pursue other opportunities. The loss of key personnel could have a material adverse effect on our business or results of operations. We may not be able to retain our key managerial, engineering and technical employees. Our growth may be dependent on our ability to attract new highly skilled and qualified technical personnel, in addition to personnel that can implement and monitor our financial and managerial controls and reporting systems. Attracting qualified personnel has become increasingly difficult as employment rates have risen domestically. We do not assure you that our recruiting efforts to attract and retain these personnel will be successful.

We are subject to risks associated with non-compliance with environmental regulations.

    We are subject to environmental regulation related to the disposal of hazardous wastes used in the development, manufacturing and demonstration of our products. The failure or inability to comply with existing or future environmental regulations could result in significant remediation liabilities, the imposition of fines or the suspension or termination of production, each of which could have a material adverse effect on our financial condition and results of operations.

Demand for less expensive products is increasing pressure to reduce prices in our industry.

    Semiconductors are increasingly being incorporated into less expensive products, which limits the price that semiconductor manufacturers can charge for semiconductors. As a result, semiconductor manufacturers face increasing pressure to reduce their costs, which in turn creates pressure on semiconductor equipment manufacturers, such as us, to reduce the prices of their products. Significant competition in the industry and institute markets increases pressure to reduce prices on products with overall lower margins. We believe that over time these trends will lead to lower prices, which could reduce our revenue and adversely affect our operating results.

Philips has significant influence on all shareholder votes and may have interests that are different from yours.

    After this offering, PBE will own approximately 28% of our outstanding common stock, or approximately 26% if the underwriters exercise their over-allotment option in full. As a result, Philips will continue to have significant influence on matters submitted to our shareholders, including proposals regarding:

  •
  any merger, consolidation or sale of all or substantially all of our assets,

  •
  the election of members of our board of directors and

  •
  preventing or causing a change in control of our company.

In addition to its significant influence, Philips' interests may be significantly different from the interests of other owners of our common stock.

The market price of our common stock is volatile, which may make it more difficult to realize a gain on your investment in our common stock.

    The stock market in general, and the stock prices of technology companies in particular, have recently experienced volatility that has often been unrelated to the operating performance of any particular company or companies. If market or industry-based fluctuations continue, our stock price could decline regardless of our actual operating performance, and investors could lose a substantial part of their investments. In addition, the market price of our common stock will fluctuate in response to a number of other factors, including:

  •
  quarterly variations in our results of operations,

  •
  announcements of new products or product enhancements by us, our competitors or our customers,

  •
  technological innovations by us or our competitors,

  •
  changes in earnings estimates or buy/sell recommendations by financial analysts,

  •
  the operating and stock price performance of comparable companies and

  •
  general market conditions or market conditions specific to particular industries.

    As a result of the volatility in our stock price caused by the factors listed above, you may experience difficulty selling our common stock for a profit. In addition, volatility in other companies' share prices in the past has resulted in these companies being sued in class action lawsuits, sometimes resulting in significant awards to the plaintiffs.

Our stock price may be affected when additional shares are sold.

    Following this offering, if our shareholders sell additional substantial amounts of our common stock in the public market, the market price of our common stock could fall. Those sales might make it more difficult for us to sell equity or equity-related securities in the future at a time and place that we deem appropriate. We, our directors and executive officers and PBE have each entered into lock-up restrictions in which each agrees that, in general, without the prior written consent of Credit Suisse First Boston on behalf of the underwriters, each will not, except for the shares in this offering, sell, contract to sell, or pledge any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock during the period ending 180 days after the date of this prospectus. An exception to this rule will allow our directors and executive officers as a group to sell up to 250,000 shares of our common stock beginning 90 days after the date of this prospectus and will allow PBE to transfer shares to Philips or any of its affiliates, so long as such persons agree to be bound by the lock-up restrictions. Following the expiration of these lock-up restrictions, all of the shares held by those persons will be eligible for immediate sale in the public market, subject in some cases to compliance with the volume and manner of sale requirements of Rule 144 under the Securities Act of 1933. Although PBE will be subject to the lock-up agreement described above, we understand that PBE and Philips intend to explore opportunities for disposing of all or a portion of the shares of our common stock that they beneficially own, through one or more open market sales, public or private offerings, privately negotiated transactions or otherwise, depending upon their evaluation of market conditions, market price, alternative investment opportunities, our performance and other relevant factors and business considerations.

Our articles of incorporation and Oregon law may have anti-takeover effects.

    Our board of directors has authority to issue up to 500,000 shares of preferred stock and to fix the rights, preferences, privileges and restrictions of those shares without any further vote or action by the shareholders. The potential issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of us, may discourage bids for our common stock at a premium over the market price of the common stock and may adversely affect the market price of, and the voting and other rights of the holders of, common stock. In addition, the Oregon Control Share Act and the Business Combination Act limit the ability of parties who acquire a significant amount of voting stock to exercise control over us. These provisions may have the effect of lengthening the time required for a person to acquire control of us through a proxy contest or the election of a majority of the board of directors, and may deter efforts to obtain control of us.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

    This prospectus contains statements that constitute forward-looking statements within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934. In some cases, you can identify forward-looking statements by terms such as "may," "will," "should," "expect," "plan," "intend," "forecast," "anticipate," "believe," "estimate," "predict," "potential," "continue" or the negative of these terms or other comparable terminology. These forward-looking statements involve a number of risks and uncertainties that could cause our actual results to differ materially from the forward-looking statements. These factors include those listed under "Risk Factors" and elsewhere in this prospectus.

    Although we believe that the expectations reflected in the forward-looking statements are reasonable, we do not guarantee future results, levels of activity, performance or achievements. You should not place undue reliance on these forward-looking statements.

USE OF PROCEEDS

    We estimate net proceeds of $81.3 million from the sale of the 2,666,666 shares of common stock offered by us at an assumed public offering price of $32.16 per share, after deducting underwriting discounts and commissions and estimated offering expenses of $4.5 million. Assuming the same public offering price and expenses, if the over-allotment option is exercised in full, we estimate net proceeds to us of $93.6 million. We expect to use the net proceeds from this offering to pay down debt we owe to Philips and for working capital and general corporate purposes. In addition, we may use a portion of the net proceeds to acquire complementary products, technologies or businesses; however, we have no commitments or agreements relating to any acquisition.

    Our credit facility with Philips, which we intend to pay down after this offering, provides borrowing capacity of up to $75 million, with loans under the credit facility bearing interest at LIBOR plus 0.75% per year. This facility terminates on the earlier of 120 days after PBE's ownership interest falls below 45% of our outstanding shares of common stock and 120 days after Philips no longer includes FEI in its consolidated group for financial reporting purposes. For more information regarding the credit facility with Philips, you should read the section of this prospectus entitled "Relationship With Philips Before and After This Offering." As of May 11, 2001, borrowings of approximately $32.9 million were outstanding under this facility.

    Other than the repayment of the Philips credit facility, we have not yet determined the manner in which we will apply the remaining net proceeds. The amounts and timing of these expenditures will vary depending on a number of factors, including the amount of cash generated by our operations, competitive and technological developments and the rate of growth, if any, of our business. Pending use of the net proceeds of this offering, we intend to invest the net proceeds in interest-bearing, investment-grade securities. Our board of directors has broad discretion in determining how the net proceeds of this offering will be applied.

    We will not receive any proceeds from the shares sold by the selling shareholder in this offering, including any shares sold by the selling shareholder if the underwriters exercise their over-allotment option.

DIVIDEND POLICY

    In connection with our December 1999 acquisition from Philips of sales, distribution and service operations in 19 countries, we paid cash consideration of approximately $3.3 million, which was treated as a dividend to Philips for financial accounting purposes because the transaction was among parties under common control. Other than the payment of this acquisition consideration to Philips, we have never declared or paid cash dividends on our common stock. We intend to retain any earnings for use in our business and, therefore, do not anticipate paying any cash dividends in the foreseeable future.

CAPITALIZATION

    The following table sets forth our capitalization at April 1, 2001, excluding 3,879,317 shares of common stock reserved for issuance under our stock compensation plans, on an actual basis and as adjusted to give effect to the sale by us of 2,666,666 shares of common stock at an assumed public offering price of $32.16 per share, after deducting the underwriting discounts and commissions and offering expenses, and the receipt of the net proceeds from the sale of these shares.

	April 1, 2001
	Actual	As adjusted
	(in thousands)
Long term debt, excluding current portion	$—	$—
Shareholders' equity:
Preferred stock: 500,000 shares authorized; no shares issued and outstanding, actual and as adjusted	—	—
Common stock: 45,000,000 shares authorized; 28,580,021 shares issued and outstanding, actual; 31,246,687 shares issued and outstanding, as adjusted	223,916	305,188
Note receivable from shareholder	(1,116)	(1,116)
Accumulated other comprehensive loss	(11,932)	(11,932)
Accumulated deficit	(32,651)	(32,651)

Total shareholders' equity	178,217	259,489

Total capitalization	$178,217	$259,489

SELECTED CONSOLIDATED FINANCIAL DATA

    The following selected consolidated financial data should be read with our financial statements and the notes to those statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in this prospectus for the years 1998, 1999 and 2000. The statement of operations data for the years ended December 31, 1998, 1999 and 2000 and the balance sheet data as of December 31, 1999 and 2000 are derived from and qualified by reference to our financial statements audited by Deloitte & Touche LLP, our independent public accountants. The statement of operations data for the years ended December 31, 1996 and 1997 and the balance sheet data as of December 31, 1996, 1997 and 1998 are derived from audited financial statements that are not included in this prospectus. On February 21, 1997 we acquired substantially all of the electron optics division of Philips, or the PEO Operations, in exchange for 55% of our common stock. The transaction was accounted for as a "reverse acquisition" for accounting purposes, which treated Philips as the accounting acquiror. As a result, our historical financial statements before 1997 are the historical financial statements of the PEO Operations only. The selected consolidated financial data as of and for the year ended December 31, 1997 reflect the PEO Operations from January 1, 1997 to February 20, 1997 and the combined FEI and PEO Operations from February 21, 1997 to December 31, 1997. The selected consolidated financial data as of and for the years ended December 31, 1998, 1999 and 2000 reflect the combined FEI and PEO Operations.

    As discussed in note 1 to the consolidated financial statements included in this prospectus, we changed our accounting method for revenue recognition in the fourth quarter of the year ended December 31, 2000, effective January 1, 2000 in accordance with the requirements of SAB 101. The following consolidated financial data for the year ended December 31, 2000 reflect financial information before the cumulative effect of the change in accounting principle.

	Year Ended December 31,
	PEO Operations	PEO Operations and FEI
	1996	1997	1998	1999	2000
	(in thousands, except per share data)
Statement of Operations Data:
Net sales	$112,384	$168,796	$178,771	$216,152	$320,300
Cost of sales	79,065	106,629	119,579	131,143	183,178

Gross profit	33,319	62,167	59,192	85,009	137,122

Operating expenses:
Research and development	10,893	15,396	19,506	21,937	31,617
Selling, general and administrative	21,739	37,024	41,426	47,650	62,834
Amortization of purchased goodwill and technology	—	2,096	2,516	3,717	6,151
Purchased in-process research and development(1)(3)	—	38,046	—	14,089	—
Restructuring and reorganization costs(1)(2)(3)	—	2,478	5,320	131	—

Total operating expenses	32,632	95,040	68,768	87,524	100,602

Operating income (loss)	687	(32,873)	(9,576)	(2,515)	36,520

Total other expense, net	—	(622)	(4,129)	(65)	(1,637)

Income (loss) before taxes and cumulative effect of change in accounting principle	687	(33,495)	(13,705)	(2,580)	34,883
Income tax expense (benefit)	740	3,107	(4,797)	4,800	14,073

Income (loss) before cumulative effect of change in accounting principle	$(53)	$(36,602)	$(8,908)	$(7,380)	$20,810

Income (loss) before cumulative effect of change in accounting principle per share:(4)
Basic	$(.01)	$(2.19)	$(0.49)	$(0.34)	$0.74
Diluted(5)	$(.01)	$(2.19)	$(0.49)	$(0.34)	$0.70
Weighted average shares outstanding:(4)
Basic	9,729	16,677	18,106	21,745	28,091
Diluted(5)	9,729	16,677	18,106	21,745	29,827

	As of December 31,
	PEO Operations	PEO Operations and FEI
	1996	1997	1998	1999	2000
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$—	$16,394	$15,198	$11,124	$24,031
Working capital	31,113	64,496	70,350	84,957	91,175
Total assets	71,824	183,022	191,138	288,100	314,823
Long-term interest-bearing debt	—	17,844	26,349	36,012	25,674
Shareholders' equity	43,070	104,889	97,627	152,577	168,289

(1)
Included in 1997 operating expenses is a charge of $38.0 million to write off acquired in-process research and development in connection with the acquisition of the PEO Operations and a restructuring charge of $2.5 million incurred in connection with consolidating our Massachusetts operations.

(2)
Included in 1998 operating expenses is a restructuring charge of $5.3 million undertaken to consolidate operations, eliminate redundant facilities, reduce operating expenses and provide for outsourcing of certain manufacturing activities.

(3)
Included in 1999 operating expenses is a charge of $14.1 million to write off acquired in-process research and development in connection with the acquisition of Micrion Corporation in August 1999 and a restructuring charge of $0.1 million.

(4)
Income (loss) before cumulative effect of change in accounting principle per share has been calculated assuming that the shares of our common stock issued to PBE in the acquisition of the PEO Operations were outstanding for the combined company for all periods presented and assuming the shares of our common stock outstanding before the acquisition of the PEO Operations were issued as of the closing date of the acquisition of the PEO Operations.

(5)
The diluted income (loss) per share and the diluted weighted average shares outstanding for 1997 through 2000 assumes that all of the additional shares that may be issued to PBE were outstanding for the entire period. For more information about shares issuable to PBE, you should read the section of this prospectus entitled "Relationship With Philips Before and After This Offering—PBE's right to receive or purchase additional common stock of FEI."

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

Overview

    We are a leading supplier of equipment and solutions to the high growth segments of the semiconductor, data storage and industry and institute markets. Our solutions are based on a combination of patented and proprietary technologies that produce highly focused electron and ion beams. These solutions enable our customers to view and analyze structures in three dimensions and to measure, analyze, diagnose and modify deep sub-micron and atomic structures below the surface in semiconductor wafers and devices, data storage components and biological and industrial materials. This enables our customers to develop products faster, control manufacturing processes better and improve production yields.

    We refer to our comprehensive suite of products for three dimensional structural process measurement and analysis as Structural Process Management solutions. These solutions include focused ion beam, or FIB, equipment, scanning electron microscopes, or SEMs, transmission electron microscopes, or TEMs, and DualBeam systems, which combine a FIB and SEM on a single platform. Our customers include leading semiconductor and data storage manufacturers, as well as educational and research institutions and industrial companies located throughout the world. We also design, manufacture and sell components of electron microscopes and FIB systems to a limited number of original equipment manufacturer, or OEM, customers. We have research and development and manufacturing operations located in Hillsboro, Oregon; Peabody Massachusetts; Eindhoven, The Netherlands; and Brno, Czech Republic. We have sales and service subsidiaries in 22 countries located throughout North America, Europe and the Asia Pacific region. We also use independent agents to sell some of our products in various countries, particularly in the Asia Pacific region.

    FEI was founded in 1971 to design and manufacture charged particle emitters, or ion and electron sources. We began manufacturing and selling ion and electron focusing columns in the early 1980s and began manufacturing FIB workstations in 1989. In 1993 we manufactured and sold our first DualBeam systems. In 1997 we acquired substantially all of the assets and liabilities of Philips' electron optics division, a manufacturer of electron microscopes headquartered in Eindhoven, The Netherlands in exchange for 55% of our common stock outstanding after issuance. As a result of this transaction, we became a majority owned subsidiary of Philips. The combination with Philips gave us expanded research and development capabilities, increased manufacturing capacity, a worldwide sales and service organization and additional financial resources. In 1999 we acquired Micrion Corporation, a manufacturer of single beam FIB systems headquartered in Peabody, Massachusetts. The acquisition of Micrion broadened our product lines, added research and development strength and expanded our sales and service capabilities in the United States, Japan and Taiwan. We expect to continue to expand our business in the future through internal growth and strategic acquisitions and partnerships.

    Since 1998, we have experienced growth across all business segments, geographic territories and target end markets. Growth drivers for our business in the semiconductor industry include shrinking feature geometries, the transition to copper and new dielectrics, the transition to 300-millimeter size wafers and shortening product life cycles. In the data storage market, our growth is being driven by the need to measure, analyze and modify increasingly smaller sub-surface features and by the need to trim smaller size pole tips for writing data to the disk surface. In the industry and institute markets, our growth is being driven by the growing need for ultra high resolution and expanding research into biological structures. Notwithstanding these factors, a downturn in general economic conditions in the United States or in the markets for our customers' products could result in a reduction in demand for our products. We make no assurances that we will be able to maintain or exceed our current level of sales in any downturn.

    Our standard billing terms usually include a holdback of 10 to 20 percent of the total selling price until completion of the installation and final acceptance of our equipment at the customer's site. Effective January 1, 2000, we changed our revenue recognition policy to defer the portion of revenue related to installation and final acceptance until the installation and final acceptance are completed. This change was made in accordance with the implementation of U.S. Securities and Exchange Commission Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements, or SAB 101. Previously, we had recognized 100 percent of revenue for products when title passed to the customer. The effect of this change, net of income taxes, is reported as the cumulative effect of a change in accounting principle in the results of operations for 2000. This net effect reflects the deferral as of January 1, 2000 of $8.4 million of revenue previously recognized. We recognized all of this $8.4 million in revenue during the year ended December 31, 2000. SAB 101 had a negative effect on our reported revenues of $7.9 million for 2000, and we expect it to continue to reduce reported revenues in the future. We also receive revenue from services provided to our customers. Revenue from time and materials based service arrangements is recognized as the service is performed. Revenue from service contracts is recognized ratably over the term of the service contracts.

    The sales cycle for our systems typically ranges from three to 12 months, and can be longer when our customers are evaluating new applications of our technology. Due to the length of these cycles, we invest heavily in research and development and in sales and marketing in advance of generating revenue related to these investments. Additionally, we sometimes loan equipment to customers for their use in evaluating our products. We have also engaged in joint application development arrangements with some of our customers. We make no assurances that these efforts will result in the sale of our equipment to these customers. We expect to continue these practices in the future.

    Our customer base is diverse, but we have historically derived a significant portion of our revenue from sales to a few key customers, and we expect that trend to continue. Sales to our top 10 customers accounted for 31% of our total net sales in 2000 and 29% of our total net sales in 1999, however, no one customer exceeded 10% of our net sales for either 1999 or 2000.

    Many of our microelectronics and electron optics products carry high sales values. Our systems range in list price from about $0.2 million to $3.4 million. We have derived a substantial portion of our revenue from the sale of a relatively small number of units and we expect that trend to continue. As a result, the timing of revenue recognition from a single order could have a significant impact on our net sales and operating results for a given reporting period. A substantial portion of our net sales have generally been realized near the end of each quarter and sales of electron optics products to government-funded customers have generally been significantly higher in the fourth quarter. Accordingly, delays in shipments near the end of a quarter could have a substantial negative effect on operating results for that quarter. Announcements by our competitors or us of new products and technologies could cause customers to defer purchases of our existing systems, which could also have a material adverse effect on our business, financial condition and results of operations.

    A significant portion of our revenue has been derived from customers outside of the United States, and we expect that trend to continue. Total net sales outside the United States were 59% in 1998, 57% in 1999 and 58% in 2000.

    In addition to the U.S. dollar, we conduct significant business in euros, British pounds, and Japanese yen. Because of our substantial research and development and manufacturing operations in Europe, we incur a greater proportion of our costs in Europe than the revenue we derive from that geographic region. Our raw materials, labor and other manufacturing costs are primarily denominated in U.S. dollars, euros and Czech korunas. This situation has the effect of improving our gross margins and results of operations when the dollar strengthens in relation to the euro or Czech koruna, as was the case in 1999 and 2000. A weakening of the dollar in relation to the euro or Czech koruna would have an adverse effect on our reported results of operations. Movement of Asian currencies in relation to the dollar and euro can also affect our reported sales and results of operations because we derive a greater proportion of revenue from the Asia-Pacific region than the costs we incur there. We attempt to mitigate our currency translation and transaction exposures by using forward exchange contracts and by borrowing in multiple currencies. We also negotiate the selling currency for our products with our customers to reduce the impact of currency fluctuations.

    Our gross margins have improved over the last two years due to several factors. The most significant factor has been the change in our product mix. In general, our microelectronics products carry higher gross margins than our electron optics products, and microelectronics products have increased from 30.5% of our net sales in 1998 to 46.0% of our net sales in 2000. We expect the proportion of microelectronics product sales to continue to increase in the future. In addition to shifts in product mix and the favorable effect of exchange rate fluctuations mentioned above, our gross margins have been positively affected by increased production volume, greater factory overhead absorption and lower manufacturing costs from outsourcing certain subassemblies. Our service segment gross margins have been positively affected by improved economies of scale from an increase in our installed base of systems, and negatively affected by the additional sales, distribution and service operations we purchased from Philips in December 1999, which have lower average service business gross margins than our other larger and more established service operations. In addition to the factors discussed above, we expect that potential pricing pressure from competitors that introduce new products into our markets may adversely affect our gross margins in the future.

    We derive significant benefits from our relationship with Philips. These benefits include access to patents and intellectual property and research and development services, participation in Philips' collective bargaining agreements and pension plans, participation in Philips' insurance programs, the Philips credit facility, access to Philips' information technology systems and export and purchasing services provided by Philips. On the earlier of 120 days after PBE's ownership falls below 45% of our outstanding common stock and 120 days after Philips no longer includes FEI in its consolidated group for financial reporting purposes, we expect to begin to incur additional labor and operating costs in an aggregate amount of approximately $4 million to $5 million per year. These costs will be partially offset by payments to us from Philips totaling up to $6 million over a three-year period pursuant to our agreement with Philips. Upon completion of this offering, PBE will own approximately 28% of our outstanding shares of common stock.

Results of operations

    The following table sets forth our statement of operations data as a percentage of net sales.

	Year Ended December 31,
	1998	1999	2000
Net sales	100.0%	100.0%	100.0%
Cost of sales	66.9	60.7	57.2

Gross profit	33.1	39.3	42.8
Research and development	10.9	10.1	9.9
Selling, general and administrative	23.2	22.0	19.6
Amortization of purchased goodwill and technology	1.4	1.7	1.9
Purchased in-process research and development costs	0.0	6.5	0.0
Restructuring and reorganization costs	3.0	0.1	0.0

Operating income (loss)	(5.4)	(1.2)	11.4
Other expense, net	(2.3)	0.0	(0.5)

Income (loss) before taxes and cumulative effect of change in accounting principle	(7.7)	(1.2)	10.9
Tax expense (benefit)	(2.7)	2.2	4.4

Income (loss) before cumulative effect of change in accounting principle	(5.0)	(3.4)	6.5
Cumulative effect of change in accounting principle	0.0	0.0	(2.3)

Net income (loss)	(5.0)%	(3.4)%	4.2%

Net sales

    Net sales include sales in our microelectronics, electron optics, components and service segments. Net sales in 2000 increased $104.1 million (48%) compared to 1999. Net sales in 1999 increased $37.4 million (21%) compared to 1998. The acquisition of Micrion, completed in August 1999, contributed $31.9 million to 2000 net sales and $12.8 million to 1999 net sales. The acquisition of the additional sales, distribution and service operations from Philips in December 1999 contributed $8.8 million to 2000 net sales.

    Microelectronics segment sales increased $63.2 million (75%) in 2000 compared to 1999. Of this increase, $12.8 million was attributable to the acquisition of Micrion, which was included in our results of operations for all of 2000 compared to only five months in 1999. Microelectronics segment sales increased $29.5 million (54%) in 1999 compared to 1998. Of this increase, $9.3 million was attributable to the acquisition of Micrion. The development of new applications for our products as well as increased acceptance and penetration in the semiconductor, data storage and industry and institute markets has contributed to increased demand and sales volume for this segment. In addition, industry conditions in both the semiconductor manufacturing sector and the data storage sectors were generally stronger in 2000 and 1999 than in 1998.

    Electron optics segment sales increased $24.8 million (30%) in 2000 compared to 1999. We began shipping a new series of TEM products under the Tecnai name in 1999 and strong demand for these products resulted in a 53% increase in 2000 TEM sales. TEM sales increased in 2000 in the industry and institute market, as well as in the semiconductor market. Sales of our SEM products increased 9% from 1999 to 2000. Electron optics segment product sales increased $3.3 million (4%) in 1999 compared to 1998. Our TEM sales increase in 1999 over 1998 from the new Tecnai product line was partially offset by a reduction in SEM sales in 1999 compared to 1998, primarily due to increased competition.

    Components segment sales increased $6.5 million (56%) in 2000 compared to 1999. Demand for our component products by our OEM customers increased sharply in late 1999 and continued through 2000, as customers increased their production requirements. Sales in the components segment decreased $3.8 million (24%) in 1999 compared to 1998. The demand for components segment products was weak in the first half of 1999 due to customers' utilization of on-hand inventories.

    Service sales increased $9.5 million (26%) in 2000 compared to 1999. Service sales increased $8.5 million (29%) in 1999 compared to 1998. The acquisition of the additional sales, distribution and service operations from Philips in December 1999 added $4.2 million to 2000 service segment revenues and $0.5 million to 1999 service segment revenues. In addition, the acquisition of Micrion in August 1999 contributed to our growth in service segment sales in both 1999 and 2000. The remaining increases in service segment revenues were primarily the result of an increase in the number of systems in our installed base. In addition, we increased sales in the semiconductor and data storage markets and the customers in these markets tend to have higher demands for service response time. In general, our service contracts carry higher prices as the guaranteed response time is shortened.

	Year Ended December 31,
	1998	1999	2000
Net sales by geographic region:
North America	42%	44%	43%
Europe	34	29	27
Asia Pacific	22	25	29
Rest of World	2	2	1

	100%	100%	100%

    Net sales increased from 1999 to 2000 in each of the three major geographic regions in which we sell: North America, Europe, and Asia Pacific. In North America, sales increased by $43.6 million (46%) from 1999 to 2000 primarily due to increased demand for our products in the semiconductor, data storage and industry and institute markets in that region. In Europe, sales increased by $24.6 million (39%) from 1999 to 2000 primarily due to increased demand in the semiconductor industry and strong demand for our new Tecnai TEM products. Service revenues also increased in Europe due to the acquisition of the additional sales, distribution and service operations from Philips in December 1999 as well as the increased installed base of systems. In the Asia Pacific region, sales increased by $40.8 million (77%) from 1999 to 2000 primarily due to increased demand in the semiconductor and data storage industries in that region. From 1998 to 1999, sales in North America increased $19.7 million (27%), sales in Europe increased $2.2 million (4%) and sales in the Asia Pacific region increased $13.7 million (35%). The increase in 1999 sales in North America was primarily due to increased demand in the semiconductor industry in that region. The increase in 1999 sales in Europe was primarily due to increased service revenue resulting from the increase in our installed base of systems and also the acquisition of the additional sales, distribution and service operations from Philips in December 1999. Sales increased in the Asia Pacific region in 1999 primarily due to increased demand for our products in the data storage industry in that region.

    Our billing terms on equipment sales generally include a holdback of 10 to 20 percent of the total purchase price subject to completion of the installation and final acceptance process at the customer site. Effective January 1, 2000, we changed our revenue recognition policy to defer the portion of the billing related to installation and final acceptance until the installation and final acceptance are completed. This change was made in accordance with SAB 101. The effect of this change was to reduce reported sales revenue for 2000 by $7.9 million.

Gross profit

    Cost of sales includes manufacturing costs such as materials, labor (both direct and indirect) and factory overhead, as well as all of the costs of our customer service function such as labor, materials, travel and overhead. Gross profit as a percentage of sales, or gross margin, was 33.1% in 1998, 39.3% in 1999 and 42.8% in 2000. The 2000 gross margin was negatively affected by the change in our revenue recognition policy in accordance with SAB 101. Without this effect, the 2000 gross margin would have been 44.3%. The 1999 gross margin was negatively affected by $1.0 million of non-cash inventory step-up adjustments related to the Micrion acquisition. Without these purchase accounting effects, the gross margin would have been 39.8% in 1999. During the third quarter of 1998, we recognized charges totaling $9.5 million in cost of sales for inventory write-offs, obsolescence reserves, reserves for product upgrades and increased warranty reserves. Excluding the effect of these charges, the 1998 gross margin would have been 38.4%.

    The improvement in our gross margin over the last three years is primarily attributable to changes in product mix. In addition, more favorable factory overhead absorption from higher production volumes contributed to improved gross margins. Lower manufacturing costs from outsourcing various manufacturing activities in 1998 and 1999 for several mechanical and electrical subassemblies also contributed to the increase in gross margins. Our gross margin has also improved from 1998 to 2000 as a result of the weakening of European currencies compared to the U.S. dollar. Our service segment experienced a decrease in gross margin from 1999 to 2000 primarily due to the impact of the additional sales, distribution and service operations purchased from Philips in December 1999, which have lower average service business gross margins than our other larger and more established service operations.

Research and development costs

    Research and development, or R&D, costs include labor, materials, overhead and payments to Philips and other third parties incurred in research and development of new products and new software, or enhancements to existing products and software. R&D costs for 2000 increased $9.7 million (44%) in 2000 compared to 1999 and increased $2.4 million (12%) in 1999 compared to 1998. As a percentage of sales, R&D costs were 10.9% for 1998, 10.1% for 1999 and 9.9% 2000. The acquisition of Micrion in August 1999 added $2.3 million of R&D costs in 1999, and $6.9 million of R&D costs in 2000. R&D costs are reported net of subsidies and capitalized software development costs. These offsets totaled $3.8 million in 1998, $6.2 million in 1999, and $6.2 million in 2000. Excluding the effects of these offsets and the effect of the Micrion acquisition, R&D costs increased $5.1 million (20%) in 2000 compared to 1999 and increased $2.1 million (9%) in 1999 compared to 1998. We are continuing to invest in the development of product improvements and upgrades, new software systems and new products to broaden the product line offerings of our business segments. We expect to continue to increase our total R&D expenditures in the near term.

Selling, general and administrative costs

    Selling, general and administrative, or SG&A, costs include labor, travel and overhead incurred in our sales, marketing, management and administrative support functions. SG&A costs include sales commissions paid to our employees as well as to our agents. SG&A costs for 2000 increased $15.2 million (32%) compared to 1999, and increased $6.2 million (15%) in 1999 compared to 1998. As a percentage of sales, SG&A costs were 23.2% in 1998, 22.0% in 1999, and 19.6% in 2000. The increase in SG&A costs from 1999 to 2000 was partially due to the acquisition of Micrion and the additional sales, distribution and service operations from Philips in 1999. SG&A costs also increased in dollar amount from 1999 to 2000 as a result of higher sales volumes. The decrease in SG&A costs as a percentage of sales from 1999 to 2000 is primarily attributable to higher sales volumes and the fact that many SG&A costs are fixed or semi-fixed rather than variable in nature. The increase in SG&A costs in 1999 was primarily attributable to the acquisition of Micrion in August 1999, as well as the acquisition of the additional sales, distribution and service operations from Philips.

Amortization of purchased goodwill and technology

    Purchase accounting for the acquisition of Philips' electron optics division in 1997 resulted in the recognition of intangible assets in the amount of $16.5 million for existing technology that is being amortized over a 12-year period, and goodwill of $17.1 million that is being amortized over a 15-year period. Purchase accounting for the Micrion acquisition in August 1999 resulted in the recognition of intangible assets in the amount of $16.3 million for existing technology that is being amortized over a 10-year period, and goodwill of $24.1 million that is being amortized over a 12-year period. Amortization of purchased goodwill and technology for 2000 increased $2.4 million (65%) compared to 1999, reflecting 12 months amortization from the Micrion acquisition compared to approximately four months amortization in 1999. Amortization of purchased goodwill and technology increased by $1.2 million (48%) in 1999 compared to 1998 as a result of the Micrion acquisition. You should also read note 2 to the consolidated financial statements included in this prospectus.

Purchased in-process research and development

    In connection with the purchase accounting for the Micrion acquisition, we identified four significant projects under development at the date of the acquisition. Two of those projects represented enhancements to the resolution and automation of existing products designed primarily for the semiconductor industry. The third project represented enhancements to the automation of products for the data storage industry. The fourth project represented development efforts on products for the lithography photo mask repair market. None of these projects had been proven technologically feasible or had generated revenue as of the date of the evaluation. In accordance with our policy to expense research and development costs as they are incurred, we recorded a one-time charge of $14.1 million associated with the write-off of acquired in-process R&D immediately after the closing of the Micrion acquisition. You should also read note 2 to the consolidated financial statements included in this prospectus.

Restructuring and reorganization costs

    In 1998 we implemented a restructuring and reorganization program to consolidate operations, eliminate redundant facilities, reduce operating expenses and provide for outsourcing of various manufacturing activities. The program provided for the elimination of approximately 173 positions worldwide, or about 16% of our work force as of July 31, 1998. The charge of $5.3 million recognized in 1998 represented the cost of providing severance, outplacement assistance and associated benefits to affected employees, as well as moving and lease abandonment costs associated with closing duplicate facilities. The charge of $0.1 million recognized in 1999 represented the cost of relocating various office facilities. You should also read note 3 to the consolidated financial statements included in this prospectus.

Other income (expense), net

    Interest income for 1998, 1999 and 2000 represents interest earned on the short-term temporary investment of excess cash. The increase in interest income in 2000 compared to 1999, and 1999 compared to 1998, is primarily the result of increased principal invested as well as higher average interest rates. Interest expense for the same periods represents interest incurred on borrowings under our bank line of credit facilities and on borrowings from Philips under the Philips credit facility. Interest expense increased in 2000 compared with 1999, reflecting higher levels of borrowing and higher average interest rates. The 1999 interest expense generally reflects higher levels of borrowing offset by lower interest rates under the Philips credit facility as compared to our 1998 borrowings.

    In September 1998, we reduced to zero the carrying value of our cost-method investment in Norsam Technologies, Inc. and, accordingly, recorded a $3.3 million valuation adjustment. We revised our projections of future cash flows that we expected to receive from this investment based on Norsam's operating results and its divestiture of various operating assets.

Income tax expense

    Our effective income tax rate was 40% for 2000 and 35% for 1998. Our effective tax rate in those years differed from the U.S. federal statutory tax rate primarily as a result of the amortization of intangible assets not deductible for income tax purposes as well as the effects of state and foreign taxes and our use of a foreign sales corporation for exports from the United States, among other factors. For 1999, our effective tax rate was negative 186% due primarily to the nondeductible write-off of purchased in-process research and development costs, as well as the other factors mentioned above.

Cumulative effect of change in accounting principle

    Effective January 1, 2000, we changed our revenue recognition policy to defer the portion of the billing related to installation and final acceptance at the customer site until the installation and final acceptance are completed. This change was made in accordance with SAB 101. The effect of this change, net of income taxes, is reported as the cumulative effect of a change in accounting principle in the year ended December 31, 2000. This net effect reflects the deferral as of January 1, 2000 of $8.4 million of revenue previously recognized. All the revenue initially deferred on January 1, 2000 upon adoption of SAB 101 was recognized during 2000.

Liquidity and capital resources

    Cash and cash equivalents increased by $12.9 million in 2000 to $24.0 million as of December 31, 2000. In 1999 cash and cash equivalents decreased by $4.1 million to $11.1 million as of December 31, 1999. Net cash provided by operations was $38.4 million in 2000, 137% higher than the $16.2 million provided by operations in 1999, which was 474% higher than the $2.8 million provided by operations in 1998. Excluding the effects of changes in working capital components, operating activities generated $25.3 million of cash in 2000 and $21.0 million in 1999, and used $3.0 million of cash in 1998. The improved cash flow from operations was primarily due to improved operating results over this three-year period.

    Accounts receivable increased $6.1 million from 1999 to 2000 and $24.0 million from 1998 to 1999. The increase in receivables was due to increased sales volume for both periods, and for 1999, also a result of the acquisitions of Micrion and the additional sales, distribution and service operations from Philips. Our days sales outstanding, or DSO, improved from 131 days at the end of 1999 to 95 days at the end of 2000. Changing our revenue recognition policy in accordance with SAB 101 reduced the recorded balance of accounts receivable as of December 31, 2000 by $16.4 million. Without this change in revenue recognition policy, our DSO would have been 111 days for the year ended December 31, 2000. Inventories increased $0.3 million from 1999 to 2000 and $16.0 million from 1998 to 1999. The increase in 1999 was primarily due to the two acquisitions completed in that year. During 2000 we were able to manage our inventory levels more effectively despite the growth in our sales, and improved our inventory turnover rate from 2.2 in 1999 to 3.1 in 2000. Current liabilities increased $23.1 million from 1999 to 2000 and $30.7 million from 1998 to 1999. These increases resulted from growth in our business as well as the two 1999 acquisitions.

    We incurred capital expenditures for acquisition of equipment of $13.9 million in 2000, $8.3 million in 1999 and $11.9 million in 1998. These expenditures included application laboratory and demonstration systems, which exhibit the capabilities of our equipment to our customers and potential customers. We have expanded our demonstration capabilities over the last three years. The lower capital spending level in 1999 was in anticipation of the business combination with Micrion, which added both domestic and offshore application laboratory and demonstration equipment. We also invest in equipment for development, manufacturing and testing purposes. We lease the real property used in our business. We expect capital expenditures in 2001 to increase over 2000 levels. We also invest in internally developed software, which controls our equipment and provides information from the equipment for use by customers. We capitalized software development costs of $2.4 million in 2000, $2.9 million in 1999 and $2.3 million in 1998. We also expect these expenditures to increase in the near term as we introduce new products and add new applications to our existing products.

    During 1999 we made several business investments in addition to ongoing investments in equipment and product development. The largest of these investments was the August 1999 purchase of Micrion. Purchase consideration for this transaction, including transaction costs, consisted of cash and shares of our common stock totaling $69.4 million. The cash portion of the purchase price, paid to Micrion's former shareholders, totaled $32.9 million. In September 1999 we invested $3.0 million to acquire a 9.5% interest in Surface/Interface, a start-up company, which introduced an atomic force microscopy tool for the semiconductor industry. In conjunction with the investment, we entered into a distribution agreement through which we market, sell and service the equipment. We also obtained an option to purchase additional equity at a predetermined price. In June 2000 we invested an additional $1.3 million in Surface/Interface, bringing our ownership percentage to 12.6% as of December 31, 2000. In December 1999 we acquired additional sales, distribution and service operations from Philips in a number of smaller market areas. Purchase consideration included a cash payment of $3.3 million to Philips, which was recorded as a dividend because the transaction was between entities under common control. We expect to continue to use acquisition and investment opportunities to augment our growth and market position.

    We entered into a $50 million unsecured revolving credit agreement on February 25, 1999 with Philips. We used this facility to pay off the balance and terminate our previous credit facility. In August 2000 the Philips credit facility was amended, increasing our borrowing capacity to $75 million. The Philips credit facility matures on February 26, 2002. The credit facility terminates on the earlier of 120 days after PBE's ownership interest falls below 45% of our outstanding common stock and 120 days after Philips no longer includes FEI in its consolidated group for financial reporting purposes, both of which will occur upon completion of this offering. The funds may be drawn either in the United States or offshore in a choice of three currencies. Under terms of the agreement, we must comply with customary banking terms and conditions, including financial covenants that require specific minimum equity levels and minimum operating income to interest expense ratios. As of April 1, 2001, we were in compliance with the covenants in the agreement. Interest on the outstanding balance is based on an applicable LIBOR rate for one, three or six months at our option plus 0.75%. As of December 31, 2000 and May 11, 2001, borrowings under the credit facility were $24.1 million and $32.9 million, respectively, providing unused credit capacity of $50.9 million and $42.1 million, respectively. We also maintain a $10 million unsecured and uncommitted bank borrowing facility in the United States and various limited facilities in selected foreign countries. In addition, we maintain a $5.0 million unsecured and uncommitted bank facility in the United States for the purpose of issuing standby letters of credit. We intend to use a portion of the proceeds we receive from the sale of common stock in this offering to pay down the outstanding balance on the Philips credit facility. We also intend to seek a new bank credit facility with borrowing capacity of $25.0 million to $35.0 million to replace the Philips credit facility when it terminates. We do not assure you we will be able to obtain such a credit facility on terms comparable to our existing Philips credit facility.

    In August 1999, in connection with the acquisition of Micrion, we sold 3,913,299 shares to PBE in a private transaction providing $31.4 million in net proceeds to us. We also issue shares to fund our employee stock purchase plan, which enables employees to purchase our stock at a 15% discount to market price at fixed points in time. We also grant options to purchase our shares to many of our employees and directors as part of incentive and other compensation programs. During 2000, 600,012 shares were sold or granted under these programs, as compared to 1,161,565 shares sold or granted in 1999 and 1,790,818 shares sold or granted in 1998.

    We assess liquidity needs by evaluating cash balances on hand, available borrowings under our credit facilities, working capital trends and expected cash flows from operating activities compared to our investment needs. In consideration of these factors, and giving effect to the proceeds of this offering, we believe we have adequate financial resources for at least the next 12 months.

Recently issued accounting pronouncements

    In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities, or SFAS No. 133. The statement requires recognition of all derivatives as either assets or liabilities on the balance sheet at fair value. We adopted SFAS No. 133 effective January 1, 2001. Because of our minimal use of derivatives, the adoption of SFAS No. 133 did not have a material effect on our earnings or financial position.

Quarterly results of operations

    The following table presents unaudited consolidated financial data for each of the eight quarters in 1999 and 2000. In our opinion, this information has been prepared on the same basis as the audited consolidated financial information appearing in this prospectus and includes all adjustments, consisting only of normal recurring adjustments, except for the adjustments described in the following paragraphs, necessary for a fair presentation of the financial position and results of operations for these periods. The operating results for any quarter are not necessarily indicative of results for any future period.

    The results for the three months ended April 4, 1999 include restructuring and reorganization charges of $0.1 million. The results for the three months ended October 3, 1999 include a charge of $12.0 million for estimated purchased in-process research and development associated with the acquisition of Micrion. The results for the three months ended December 31, 1999 include a charge of $2.1 million for the final purchased in-process research and development associated with the acquisition of Micrion.

    As discussed in note 1 to the consolidated financial statements included in this prospectus, we changed our accounting method for revenue recognition in the fourth quarter of the year ended December 31, 2000, effective January 1, 2000 in accordance with the requirements of SAB 101. Accordingly, the following unaudited quarterly consolidated financial data for the first three quarters of fiscal 2000 have been restated to reflect the impact of the change in accounting principle as if it had been adopted on January 1, 2000. The results for the three months ended April 2, 2000 include the cumulative effect of implementing SAB 101.

	2000
	April 2 As Previously Reported	April 2 As Restated	July 2 As Previously Reported	July 2 As Restated	October 1 As Previously Reported	October 1 As Restated	December 31
	(in thousands, except per share data)
Net sales	$67,153	$64,722	$78,902	$77,843	$86,021	$82,791	$94,944
Cost of sales	39,985	37,225	44,812	46,095	47,257	48,863	50,995

Gross profit	27,168	27,497	34,090	31,748	38,764	33,928	43,949
Total operating expenses	22,209	22,209	24,166	24,166	25,751	25,751	28,476

Operating income	4,959	5,288	9,924	7,582	13,013	8,177	15,473
Other expense, net	(212)	(212)	(548)	(548)	(434)	(434)	(443)

Income before taxes and cumulative effect of change in accounting principle	4,747	5,076	9,376	7,034	12,579	7,743	15,030
Income tax expense	1,992	2,114	3,658	2,791	5,106	3,317	5,851

Income before cumulative effect of change in accounting principle	$2,755	$2,962	$5,718	$4,243	$7,473	$4,426	$9,179
Cumulative effect of change in accounting principle	—	(7,499)	—	—	—	—	—

Net income (loss)	$2,755	$(4,537)	$5,718	$4,243	$7,473	$4,426	$9,179

Income before cumulative effect of change in accounting principle per share:
Basic	$0.10	$0.11	$0.21	$0.15	$0.27	$0.16	$0.32
Diluted	$0.10	$0.10	$0.20	$0.15	$0.25	$0.15	$0.31
Shares used in per share calculation:
Basic	27,603	27,603	27,890	27,890	28,121	28,121	28,315
Diluted	28,780	28,780	28,971	28,971	29,872	29,872	29,702

	1999
	April 4	July 4	October 3	December 31
	(in thousands, except per share data)
Net sales	$45,408	$45,722	$52,044	$72,978
Cost of sales	28,083	27,552	32,017	43,491

Gross profit	17,325	18,170	20,027	29,487
Total operating expenses	16,513	16,342	29,919	24,750

Operating income (loss)	812	1,828	(9,892)	4,737
Other income (expense), net	326	(166)	(286)	61

Income (loss) before taxes	1,138	1,662	(10,178)	4,798
Income tax expense	432	688	867	2,813

Net income (loss)	$706	$974	(11,045)	1,985

Income (loss) per share:
Basic	$0.04	$0.05	$(0.48)	$0.07
Diluted	$0.04	$0.05	$(0.48)	$0.07
Shares used in per share calculation:
Basic	18,205	18,319	23,017	27,417
Diluted	19,260	19,314	23,017	28,510

    Our operating results have fluctuated in the past and may fluctuate significantly in the future. Fluctuations in operating results may be caused by a variety of factors, including the relatively high unit cost of our microelectronics and electron optics products, competitive pricing pressures, conditions in our principal markets, the timing of orders from major customers and new product introductions, customer cancellation or delay of shipments, long sales cycles, changes in the mix of products sold and the proportion of domestic and international sales, specific feature requests by customers, product delays and supply chain difficulties and currency exchange rate fluctuations. We will continue to derive a substantial portion of our revenues from the sale of a relatively small number of microelectronics and electron optics products. As a result, the timing of revenue recognition from a single order could have a significant impact on our net sales and operating results for a reporting period. A substantial portion of our net sales have generally been realized near the end of each quarter and sales of electron optics products to government-funded customers have generally been significantly higher in the fourth quarter. You should read the section of this prospectus entitled "Risk Factors—Delays in shipment of our products could substantially decrease our reported sales for a period."

Quantitative and qualitative disclosures about market risk

    A large portion of our business is conducted outside of the United States through a number of foreign subsidiaries. Each of the foreign subsidiaries keeps its accounting records in its respective local currency. These local currency denominated accounting records are translated at exchange rates which fluctuate up or down from period to period and consequently affect the consolidated results of operations and financial position. The major foreign currencies in which we face periodic fluctuations are the euro (and the related underlying European currencies) and the Czech koruna. Although for each of the last three years more than 55% of our sales occurred outside of the United States, a large portion of these foreign sales were denominated in U.S. dollars and euros (Dutch guilders in 1998). As a result, despite an overall strengthening of the U.S. dollar against European currencies in 2000, net sales were not materially affected since the impact of the strengthening of the U.S. dollar against European currencies was offset by the impact of the dollar weakening against the Japanese yen. Assets and liabilities of foreign subsidiaries are translated using the exchange rates in effect at the balance sheet date. The resulting translation adjustments reduced shareholders' equity and comprehensive income for 2000 by $1.7 million.

    Our primary exposure to changes in foreign currency exchange rates results from intercompany loans made between the U.S. and Dutch subsidiaries and its other foreign subsidiaries. We hedge our investment in a Japanese subsidiary but do not otherwise actively hedge this exposure. We do not enter into derivative financial instruments for speculative purposes. From time to time we enter into forward sale or purchase contracts for foreign currencies to hedge specific receivables or payables positions. As of December 31, 2000, the aggregate notional amount of these contracts was $2.5 million. Holding other variables constant, if the U.S. dollar weakened by 10%, the market value of foreign currency contracts outstanding as of December 31, 2000 would decrease by approximately $0.3 million. The decrease in value would be substantially offset from the revaluation of the underlying hedged transactions.

Interest rate sensitivity

    We borrow funds under variable rate borrowing arrangements. As of December 31, 2000 and during the entirety of 2000, we did not hedge our exposure to interest rate risk. We would not experience a material impact on our income before taxes as the result of a 1% increase in the short-term interest rates that are used to calculate our interest expense.

BUSINESS

Overview

    We are a leading supplier of equipment and solutions to the high growth segments of the semiconductor, data storage and industry and institute markets. Our solutions are based on a combination of patented and proprietary technologies that produce highly focused electron and ion beams. These solutions enable our customers to view and analyze structures in three dimensions and to measure, analyze, diagnose and modify deep sub-micron and atomic structures below the surface in semiconductor wafers and devices, data storage components and biological and industrial materials. This enables our customers to develop products faster, control manufacturing processes better and improve production yields.

    We refer to our comprehensive suite of products for three dimensional structural process measurement and analysis as Structural Process Management solutions. These solutions include focused ion beam, or FIB, equipment, scanning electron microscopes, or SEMs, transmission electron microscopes, or TEMs, and DualBeam systems, which combine a FIB and SEM on a single platform. The development of these solutions has been driven by our strong technology base that includes 66 patents and the technical expertise and knowledge base of approximately 300 research and development personnel in the United States and Europe.

    We sell our products to a geographically diverse base of customers in the semiconductor, data storage and industry and institute markets. To date we have a total worldwide installed base of approximately 6,100 systems, which we believe provides a strong foundation for future business.

Industry background

The semiconductor market

    The semiconductor market has grown significantly in the past decade. IDC, a technology research firm estimates worldwide semiconductor sales will increase from approximately $204 billion in 2000 to approximately $292 billion and $346 billion in 2004 and 2005, respectively. Moreover, semiconductor device manufacturers use process control metrology to analyze product and process quality at critical steps in the manufacturing process to optimize yields and identify, diagnose and minimize fabrication defects. VLSI Research Inc., a firm that specializes in market research and economic analysis on the semiconductor manufacturing industry, estimates that sales of process control metrology systems and tools will increase from approximately $3.1 billion in 2000 to approximately $8 billion in 2004. Factors affecting the semiconductor market include the following:

    Shrinking feature geometries.  The development of sub-micron geometries of 0.18 micron and below enables device manufacturers to produce greater numbers of integrated circuits, or die, per wafer. As line widths decrease, however, manufacturing yields become increasingly sensitive to the detailed structure of these features. In addition, devices are growing more complex as manufacturers design more layers and performance into each integrated circuit. These factors make the manufacturing process more complicated.

    Transition to copper.  Copper metal layers increasingly are replacing aluminum as the interconnect of choice for advanced integrated circuits. Copper has greater performance potential than aluminum, but its use requires new and challenging processing methodologies.

    Migration to 300 millimeter wafers.  The transition to larger wafers significantly increases manufacturing throughput by increasing the number of die per wafer. Processing larger wafers, however, increases the complexity of manufacturing and increases the cost of manufacturing process errors.

    Transition to new dielectrics.  Semiconductor device manufacturers are using new materials such as low-k and high-k dielectrics, which are insulating materials, to improve device performance. Both memory and logic device manufacturers are requiring new metrology solutions to help control the electrical properties of these advanced transparent films.

    Shortening of product life cycles.  The product life cycles of semiconductor devices continue to shorten and the early achievement of high manufacturing yields is critical to device manufacturers' cost containment and profitability. The optimization of yields requires manufacturing processes that are accurate and can be repeated on a consistent basis.

The data storage market

    Dataquest reports that the market for GMR heads, which are used to write data to disks, is projected to grow from approximately $619 million in 2000 to approximately $1 billion in 2005. We believe that the market for data storage process equipment will exceed $250 million by 2003. The processes for manufacturing GMR heads, however, are quite complex. The critical dimensions of GMR heads are hidden under the surface of the wafer, with the most critical measurements laying deeper in the structure. Moreover, data storage manufacturers are seeking to increase the density of data storage capacity by trimming GMR pole tips down to 0.1 micron. With a smaller pole tip for writing data, less disk surface is used, thereby increasing the disk's storage capacity. To address these complex manufacturing processes, GMR head manufacturers are moving process control functions and trimming applications into the fabrication line.

The industry and institute markets

    For us, the industry and institute market historically has grown at an annual rate ranging from 7.5% to 10%. Structural biology, which includes areas such as mapping of the human genome, studying the translation of genetic information in protein sequencing and understanding where and how proteins function within cells, is a source of increasing demand for analytic systems that

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  provide ultra-high resolution,

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  permit 3D imaging and reconstructions of cells, proteins and protein complexes and

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  can preserve the true state and structure of proteins and protein complexes throughout the analytic process.

Our Structural Process Management solutions

    By offering monitoring functions, defect review, failure analysis and modification of features as small as 0.05 microns in diameter, our solutions address the increasingly complex fabrication requirements of semiconductor manufacturers. Our three dimensional metrology allows manufacturers to view device features below the surface, and thus permits manufacturers to obtain more data and achieve greater control of the manufacturing process. Taken together, these advanced solutions enable our customers to measure, analyze, diagnose and modify integrated circuits, shorten product development cycles, control development costs and increase yields in their manufacturing processes.

    Our GMR head trimming products allow data storage manufacturers to produce next-generation products with greater precision, without incurring the cost of retooling their lines. Our advanced TEMs permit biologists and research scientists to observe and map the natural state of biological cells and their components required for the development of new pharmaceutical products and for other applications that require near atomic level resolution.

Strategy

    Our objective is to be the leading provider of advanced Structural Process Management solutions that help our customers keep pace with rapid technology shifts and successfully develop and manufacture next generation products. We intend to focus our efforts on the semiconductor market while continuing to provide advanced solutions to the data storage and industry and institute markets. To achieve our objectives, we plan to pursue the following strategies:

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  Expand applications for three-dimensional metrology solutions. Our metrology solutions provide our customers with manufacturing process control advantages by permitting them to view device features beneath the surface and to measure critical dimensions three-dimensionally. We intend to expand our three-dimensional metrology solutions to include new solutions, such as equipment qualification and programmable interconnect applications, as well as applications for back-end manufacturing of thin film head assemblies. Although we already provide three-dimensional metrology applications for manufacturing process control for our customers in the semiconductor and data storage markets, we intend to expand the use of these applications in these markets, particularly as companies in these markets alter their fabrication techniques in response to advances in technology.

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  Continue to expand our technological leadership and capabilities. We are a recognized leader in the design and development of Structural Process Management solutions. Our solutions have been designed to meet the manufacturing process requirements of our customers in the semiconductor and data storage markets and the study of biological structures and industrial compounds in the industry and institute markets. We will continue to collaborate with innovative companies and key institutions and research laboratories to develop new technologies that can improve the ability to control and modify complex sub-micron structures, manufacturing process control, and structural biological and materials composition control, and to encourage the adoption and implementation of these technologies. We also intend to continue enhancing and expanding our leading three-dimensional metrology, photo mask repair and GMR thin film head trimming technologies through investments in research and development, collaboration with key institutions and research laboratories and strategic acquisitions.

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  Develop strategic relationships with customers and partners. We intend to strengthen our existing customer and industry relationships and enter into new strategic alliances and joint development arrangements with customers and industry partners. We believe these relationships will permit us to be well-positioned to address industry trends and to develop new systems with broad market applications. In particular, we expect to establish relationships with semiconductor equipment manufacturers for the purpose of developing more comprehensive manufacturing process diagnostics and controls, and with design automation, test and packaging companies for the purpose of developing solutions for the design and manufacture of systems on a chip.

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  Pursue strategic acquisitions. Our strategy of acquiring businesses with complementary products, technologies and engineering resources has resulted in the completion of two major acquisitions since 1997. In addition, we recently invested in a company that manufactures photo mask metrology systems. We expect these acquisitions and future acquisitions will enhance our ability to develop new technologies, expand our core technological capabilities and provide additional resources for developing new systems with broad market applications.

Core technologies

    We use four core technologies to deliver a range of value-added customer solutions. Our core technologies include:

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  focused ion beams, which allow modification of structures in sub-micron geometries,

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  focused electron beams, which allow imaging, analysis and measurement of structures at sub-micron and even atomic levels,

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  beam gas chemistry, which increases the effectiveness of ion and electron beams and also allows deposition of materials on structures at sub-micron levels and

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  system automation, which provides faster access to data and improves ease of use for operators of our systems.

    Particle beam technologies—focused ion beams and electron beams.  The emission of ions, which are positively or negatively charged atoms, or electrons from a source material is fundamental to each of our products. Particle beams are focused on a sample. The fundamental properties of ion and electron beams permit them to perform various functions. The relatively low mass subatomic electrons interact with the sample and release secondary electrons. When collected, these secondary electrons provide high quality images at near atomic-level resolution. The much greater mass ions dislodge surface particles, also resulting in displacement of secondary ions and electrons. Through FIBs the surface can be modified or milled with sub-micron precision by direct action of the ion beam in combination with gases. Secondary electrons and ions may also be collected for imaging and compositional analysis. Our ion and electron beam technologies provide advanced capabilities and applications when coupled with our other core technologies.

    Beam gas chemistries.  Beam gas chemistry plays an important role in enabling our FIBs to perform many tasks successfully. Beam gas chemistry involves the interaction of the primary ion beam with an injected gas near the surface of the sample. This interaction results in either the deposition of material or the enhanced removal of material from the sample. Both of these processes are critical to optimizing and expanding FIB applications. The semiconductor and data storage markets have growing needs for gas chemistry technologies, and we have aligned our development strategy with the requirements of these industries.

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  Deposition: Deposition of materials enables our FIBs to connect or isolate features electrically on an integrated circuit. A deposited layer of metal also can be used before FIB milling to protect surface features for more accurate cross-sectioning or sample preparation.

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  Etching: The fast, clean and selective removal of material is the most important function of our FIBs. Our FIBs have the ability to mill specific types of material faster than other surrounding material. This process is called selective etching.

    System automation.  Drawing on our knowledge of industry needs and using robotics and image recognition software, we have developed automation capabilities that allow us to increase system performance, speed and precision. These capabilities have been especially important to our development efforts for in-line products and applications in the data storage and semiconductor markets. Two important areas where we have developed significant automation technologies are TEM sample preparation and three-dimensional process control. TEMs are widely used in the semiconductor and data storage markets to obtain valuable high-resolution images of extremely small, even atomic- level, structures. TEM sample preparation has traditionally been a slow and difficult manual process. We have automated this process, significantly improving the sample consistency and overall throughput. Similarly, by automating three-dimensional process control applications, we allow customers to acquire previously unobtainable subsurface process metrics directly from within the production line, improving process management. As a result of our automation capabilities, our solutions are now moving from "lab to fab."

Products

    We employ our core technologies in a wide array of products, including TEMs and SEMs that collectively comprise our electron optics products. FIBs and DualBeam products, which incorporate a SEM and FIB into a single system, collectively comprise our microelectronics products.

    When configured with our core automation and beam gas chemistry technologies, our baseline products perform a wide range of Structural Process Management functions:

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  Our DualBeam systems deliver Structural Process Management applications for the semiconductor and data storage markets to measure, analyze, diagnose and modify sub-micron structures.

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  TEMs have structural examination applications in the industry and institute market and structural metrology applications in the semiconductor and data storage markets.

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  FIBs are used for TEM sample preparation for all of our served markets, as well as for design edit in the semiconductor market and pole trimming in the data storage market.

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  SEM products have applications for structural examination and are sold into the industry and institute market.

Microelectronics products

    Our microelectronics products include wafer SEMs, FIBs, and DualBeam systems. These products and applications serve customers in all of our markets. Microelectronics products are used in the semiconductor industry for defect review and process monitoring, as well as yield improvement and process development tasks for semiconductor fabrication lines and supporting failure analysis laboratories. Applications include inspecting and evaluating lithography and etch, monitoring metal step coverage, reviewing defects located by optical detection tools, measuring overlay in cross section, and conducting grain size analysis. Included in our microelectronics product offerings are systems that enable users to image, mill, cut, modify and analyze the features of samples within sub-micron tolerances.

    By precisely focusing a high current-density ion beam, FIBs enable users to remove material and expose defects, deposit new conducting paths or insulating layers, analyze the chemical composition of a sample and view the area being modified, all to sub-micron tolerances. Other important applications include bit fail map navigation to memory cell arrays and on-wafer TEM sample preparation. We believe our microelectronics products significantly speed and improve the functions of design edit, failure analysis, and process monitoring performed by integrated circuit manufacturers, thereby shortening time to market for new generations of integrated circuits and increasing the yield of fabrication lines.

    Our microelectronics products can be used in other sub-micron, micromachining applications, including the manufacture of thin-film heads for the data storage industry. We believe charged particle technology is emerging as a viable alternative to traditional disk drive manufacturing techniques by extending trimming capabilities below those required for the most advanced head configurations.

    Our microelectronics products are described below.

Solution	Products	Introduced	Application
Structural Diagnostics	Strata FIB 200xP	1996	General FIB, sample prep, failure analysis, defect characterization
	Strata FIB 200TEM	1996	FIB TEM sample prep
	Strata DB 235	2000	DualBeam defect characterization and failure analysis for non-wafer samples
	Altura Series	1997	Automated DualBeam defect characterization and failure analysis for 8"/200 mm wafers
	Expida 1265	2000	Automated DualBeam defect characterization and failure for 12"/300 mm wafers
	Tecnai F20	1998	Atomic-level TEM defect characterization and failure analysis for small samples including thin films
	Tecnai F30	2000	Atomic-level TEM defect characterization and failure analysis for small samples
Structural Process Control	IC3D Series	2001	Automated DualBeam 3D metrology for 200 mm and 300 mm wafers
Structural Modification	Vectra Series	1995	FIB systems for circuit edit
	Accura Series	1980s	FIB systems for mask repair
Structural Nano-Fabrication	AutoTrim Series	1998	Trimming for thin-film head manufacturing

    Sales of microelectronics products accounted for approximately 46% of our net sales in 2000.

Electron optics products

    Our SEMs and TEMs, which comprise our electron optics products, provide a range of solutions for industrial and research purposes, including structural research, structural biology, structural diagnostics and structural process control. Customers include industry and institute clients, consisting of research institutions, universities and materials manufacturers, as well as semiconductor and data storage manufacturers. Specific applications include analysis of advanced materials such as ceramics and metals, and defect review and measurement for the semiconductor and data storage industries. Our electron optics products are adaptable and user-friendly because our current products run on Windows NT® operating systems. In addition, modular hardware and software packages permit a basic instrument to be configured to specific requirements and easily reconfigured if requirements change.

    In general, our SEMs allow for effective and nondestructive large specimen review, and our current models incorporate advanced electron columns that provide very high image resolution at low voltages. Recent innovations in our environmental SEMs, or ESEMs, permit superior resolution at low vacuum pressure and allow for water vapor to be used to allow 100 percent relative humidity to be maintained around a hydrated specimen, making these ESEMs particularly well suited for life science and materials research. Our TEMs allow for advanced materials analysis, atomic-level image resolution and controlled electron diffraction. Moreover, our 200kV and 300kV TEMs provide atomic resolution imaging for materials science applications, and our 100kV TEMs provide integrated atomic element mapping for life sciences applications.

    Sales of electron optics products accounted for approximately 34% of our net sales in 2000.

Component products

    Our component products, which consist of electron and ion emitters and focusing columns, are manufactured with a variety of technical features to meet our needs and those of our customers. We sell our electron emitters primarily to manufacturers of electron beam equipment and scientific research facilities. Ion emitters are sold mainly to research and scientific facilities. We sell electron beam columns primarily to SEM manufacturers, and we sell ion beam columns primarily to manufacturers of surface analysis systems and other ion beam systems, as well as to research and scientific facilities. We also manufacture single crystal electron source rods and wire, which we sell to researchers and emitter manufacturers for use in electron emitter fabrication and other research applications.

    Sales of component products to third party customers accounted for approximately 6% of our net sales in 2000.

Research and development

    Our research and development staff at December 31, 2000 consisted of 280 employees, including scientists, engineers, designer draftsmen and technicians, as well as software developers. We also contract with Philips Research Laboratories for basic research applicable to our core focused ion beam and electron beam technologies. In 2000, we paid Philips Research Laboratories approximately $1.7 million under these research contracts. For more information on Philips research arrangements, you should read the section of this prospectus entitled "Relationship With Philips Before and After This Offering."

    We believe our knowledge of field emission technology and products incorporating focused ion beams is critical to our past and future performance in the focused charged particle beam business. In developing new field-emission based products, we have been able to combine our experience with a number of outside resources. Drawing on these resources, we have developed a number of product innovations, including:

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  the enhanced etch process to remove metals, insulators and carbon-based materials quickly and accurately during ion milling and to heighten surface contrast for electron imaging,

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  secondary ion mass spectrometry, or SIMS, map for visual display of chemical and elemental analysis,

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  a rigid stacked disk focusing column for greater beam control,

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  a process for deposition of insulating layers in integrated circuit modification and

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  enhanced processes for wafer mapping and coordination between FIB tools and computer assisted design, or CAD, navigational software.

    From time to time we engage in joint research and development projects with some of our customers and other parties. Electron microscope development is conducted in collaboration with universities and research institutions, often supported by European Union research and development programs. We have received public funds under Dutch government and European Union-funded research and development programs, the most significant of which is the Micro-Electronics Development for European Applications, or MEDEA, program, which was established in 1997. We also maintain other informal collaborative relationships with universities and other research institutions, and we work with several of our customers for evaluation of new products. We also engage in research and development programs with various U.S. governmental agencies. Under these contracts we must undertake mandated hiring practices and other obligations required of entities contracting with the U.S. government. Failure to satisfy these obligations could result in the loss of these contracts.

    The semiconductor and data storage manufacturing markets, as well as the industry and institute markets into which we sell our principal products, are subject to rapid technological development, product innovation and competitive pressures. Consequently, we have expended substantial amounts on research and development. We generally intend to continue at or above our present level of research and development expenditures and believe that continued investment will be important to our continued ability to address the needs of our customers. Research and development efforts continue to be directed toward beam gas chemistry; specifically, gas-selective etching and further refining gas chemistry processes to enhance the elimination and deposition of insulating and conducting materials. We are also expending efforts on gas chemistry compatible with copper-etching. In addition to beam chemistry, we have undertaken a significant development effort to develop an automated platform for handling 300mm integrated circuit wafers in a DualBeam configuration. Also, we developed important system automation for a new TEM platform that was recently introduced into the market. We believe these areas hold promise of yielding significant product enhancements. Research and development efforts are subject to change due to product evolution and changing market needs. Often, these changes cannot be predicted. Research and development expenses were $19.5 million in 1998, $21.9 million in 1999 and $31.6 million in 2000.

Manufacturing

    We have manufacturing operations located in Hillsboro, Oregon; Eindhoven, The Netherlands; Peabody, Massachusetts; and Brno, Czech Republic. Our microelectronics product manufacturing operations consist of fabricating components, testing components and subassemblies from Eindhoven, and assembling and testing finished products. In 2000, we continued to outsource electronics subassembly manufacturing in Eindhoven to RIPA Holding B.V., or RIPA. Our electron optics products manufacturing operations consist primarily of the assembly of electronic and mechanical modules and final assembly and testing of systems to meet customer specifications. We execute orders using an integrated logistics automation system that controls the flow of goods. We also fabricate electron and ion source materials and manufacture component products at our facilities in Oregon.

    Our production schedule is generally based on a combination of sales forecasts and the receipt of specific customer orders. We inspect all components, subassemblies and finished products for compliance with FEI and customer specifications. Following assembly, we ship all products in custom protective packaging to prevent damage during shipment.

    Although many of the components and subassemblies included in our system products are standard products, a significant portion of the mechanical parts and subassemblies are custom made by one or two suppliers, including Philips Enabling Technologies Group, B.V., or PETG. In addition to PETG, we obtain a significant portion of our component parts from a second supplier, Turk Manufacturing Co. RIPA is a sole source for electronic subassemblies that were, until recently, manufactured at our facilities in Eindhoven. We believe some of the components supplied to us are available to the suppliers only from single sources. We monitor those parts subject to single or a limited source supply to ensure that adequate sources are available to maintain manufacturing schedules. Although we believe we would be able to develop alternate sources for any of the components used in our products, significant delays or interruptions in the delivery of components from suppliers or difficulties or delays in shifting manufacturing capacity to new suppliers could have a material adverse effect on us. In the ordinary course, we continually evaluate our existing suppliers and potential different or additional suppliers to determine whether changes in suppliers may be appropriate.

Sales, marketing and service

    Our sales and marketing staff at December 31, 2000 consisted of approximately 187 employees, including account managers, direct salespersons, sales support management, administration, demo lab personnel, marketing support, product managers, product marketing engineers, applications specialists and technical writers. Applications specialists identify and develop new applications for our products, whose efforts we believe will further expand our microelectronics products and electron optics products markets. Our sales force and marketing efforts are not segmented by product market, but are organized through three geographic sales and services divisions for North America, Europe and the Asia-Pacific region.

    We require sales representatives to have the technical expertise and understanding of the businesses of our principal and potential customers to meet effectively the demanding requirements for selling our products. Normally, a sales representative will have the requisite knowledge of, and experience with, our products at the time the sales representative is hired. If additional training is needed, our applications scientists familiarize the sales representative with our products. Our marketing efforts include presentations at trade shows and publication of a semi-annual technical newsletter. In addition, our employees publish articles in scientific journals and make presentations at scientific conferences.

    In a typical sale, a potential customer is provided with information about our products, including specifications and performance data, by one of our salespersons. We then make a presentation at our facilities. The customer participates in a product demonstration by the applications team, using samples provided by the customer. The sales cycle for our systems typically ranges from three to 12 months, and can be longer when our customers are evaluating new applications of our technology.

    Our microelectronics products, electron optics products and component products are sold generally with a 12-month warranty, and warranty periods have typically been shorter for used systems. Customers may purchase service contracts for our microelectronics products and electron optics products of one year or more in duration after expiration of any warranty. We employ service engineers in each of the three regions in which we have sales and service divisions. We also contract with independent service representatives for microelectronics products service in Japan, Israel, South Korea, Taiwan and Singapore, and expect to add service engineers in other locations as needed. Due to a shift in sales towards the semiconductor manufacturing market, which generally has higher demands for responsiveness and 24-hour support, we anticipate further increasing our investment in service and support activities for electron optics products and microelectronics products sold into this market.

    Sales outside North America accounted for 57% of our net product and service sales in 2000. We expect international sales to continue to represent a significant percentage of our net sales.

Competition

    The markets for sale of microelectronics products, electron optics products and component products are highly competitive. A number of our competitors and potential competitors have greater financial, marketing and production resources than we do. Additionally, markets for our products are subject to constant change, in part due to evolving customer needs. As we respond to this change, the elements of competition as well as specific competitors may change. Moreover, one or more of our competitors might achieve a technological advance that would put us at a competitive disadvantage.

    Our principal competitors for the sale of microelectronics products include Applied Materials Inc., Seiko Instruments Inc., Schlumberger Technologies (ATE Division), JEOL USA, Inc., Hitachi, Ltd., KLA-Tencor Corporation, LEO Electron Microscopy, Inc. and Orsay Physics S.A. We believe the key competitive factors in the microelectronics products market are performance, range of features, reliability and price. We believe we are competitive with respect to each of these factors. We have experienced price competition in the sale of our microelectronics products and believe price may continue to be an important factor in the sale of most models. Intense price competition in the sale of microelectronics products to strategic customers has in the past adversely affected our profit margins.

    Our competitors for the sale of electron optics products include JEOL, Ltd., Hitachi, Ltd., KLA-Tencor Corporation and LEO Electron Microscopy, Inc. The principal elements of competition in the electron optics products market are the performance characteristics of the system and the cost of ownership of the system, based on purchase price and maintenance costs. We believe we are competitive with respect to each of these factors. Our ability to remain competitive will depend in part upon our success in developing new and enhanced systems and introducing these systems at competitive prices on a timely basis.

    Competitors for the component products consist of such firms as DENKA Denki Kaguku Kogyo Kabushiki Kaisha, Orsay Physics S.A., Eiko Corp., Topcon Corporation, VG Scientific/NG Microtech, Ionoptika Ltd. and Elionix Inc. Our existing competitors for electron optics products and microelectronics products that manufacture components for their own use are also potential competitors for our component products. We believe our component products have features that allow us to compete favorably with others in this segment of our business.

Patents and intellectual property

    We rely on a combination of trade secret protection, nondisclosure agreements and patents to establish and protect our proprietary rights. We do not assure you, however, that any of these intellectual property rights will have commercial value or will be sufficiently broad to protect the aspect of our technology to which they relate or that competitors will not design around the patents. We own, solely or jointly, 66 U.S. patents, including patents we acquired in the Micrion merger. We also own foreign patents corresponding to many of these U.S. patents. Further, we have licenses for two additional patents. These patents expire over a period of time beginning in the year 2001 through the year 2015.

    For a discussion of the patents we use in our electron optics products and microelectronics products that are licensed from Philips and its affiliates, you should read the section of this prospectus entitled "Relationship With Philips Before and After This Offering—Intellectual property and research and development."

    Several of our competitors hold patents covering a variety of focused ion beam products and applications and methods of use of focused ion and electron beam products. Some of our customers may use our microelectronics products for applications that are similar to those covered by these patents. From time to time we and our customers have received correspondence from competitors claiming that some of our products, as used by our customers, may be infringing one or more of these patents. None of these allegations has resulted in litigation. We do not assure you that competitors or others will not assert infringement claims against us or our customers in the future with respect to current or future products or uses or that any such assertion may not result in costly litigation or require us to obtain a license to intellectual property rights of others. We do not assure you that licenses will be available on satisfactory terms or at all. If claims of infringement are asserted against our customers, those customers may seek indemnification from us for damages or expenses they incur. As the number and sophistication of focused ion and electron beam products in the industry increase through the continued introduction of new products by us and others, and the functionality of these products further overlaps, manufacturers and users of ion and electron beam products may become increasingly subject to infringement claims.

    We claim trademarks on a number of our products and have registered some of these marks; however, use of the registered and unregistered marks may be subject to challenge with the consequence that we would have to cease using marks or pay fees for their use.

    Our automation software incorporates software from third-party suppliers, which is licensed to end-users along with our proprietary software. We depend on these outside software suppliers to continue to develop automation capacities, and the failure of these suppliers to continue to offer and develop software consistent with our automation efforts could undermine our ability to deliver present or anticipated product applications.

    Policing unauthorized use of our technology and other intellectual property is difficult, and we do not assure you that the measures we take to protect our intellectual property will be successful. Although our competitive position may be affected by our ability to protect our proprietary information, we believe that other factors, such as our experience in the development of charged particle emission technology, our technical expertise, our name recognition and our continuing product support and enhancement, are also significant in maintaining our competitive position in our principal markets.

Employees

    At December 31, 2000, we had 1,365 full-time, permanent employees worldwide, including approximately 430 in manufacturing, approximately 280 in research and development and approximately 655 in customer service, marketing and sales and finance and administration. In addition, we had 114 temporary employees worldwide as of December 31, 2000. Some of our approximately 775 employees employed outside the United States are covered by national, industry-wide agreements, or national work regulations that govern various aspects of employment conditions and compensation. None of our U.S. employees are subject to collective bargaining agreements, and we have never experienced a work stoppage, slowdown or strike. We believe we maintain good employee relations. You should also read the section of this prospectus entitled "Relationship With Philips Before and After This Offering—Human resources."

Litigation

    We are party to litigation arising in the ordinary course of business. We do not believe these actions will have a material adverse effect on our financial position, results of operations or cash flows.

    In conjunction with the acquisition of Micrion in August 1999, we assumed potential liability in connection with a 1996 class action securities suit brought against Micrion. In December 1999, the U.S. District Court for the District of Massachusetts granted our renewed summary judgment motion. In January 2000, the plaintiffs appealed the decision to the U.S. Court of Appeals for the First Circuit. The appeal is pending in the First Circuit Court of Appeals, which heard oral argument in the case on December 6, 2000, and has the matter under advisement. We expect the appeal to be decided in the near future. We continue to believe the complaint is without merit and we intend to continue our vigorous defense of the claims.

SELLING SHAREHOLDER

    The following table sets forth information with respect to the selling shareholder and the number of shares of our common stock owned by the selling shareholder as of May 14, 2001, and as adjusted to reflect sale of the 8,000,000 shares offered by this prospectus, without including the 1,200,000 shares subject to the underwriters' over-allotment option or the 490,764 additional shares of our common stock that may be issued to PBE under a contractual right as described below.

    Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, or SEC, and generally includes voting or investment power with respect to securities. Shares of common stock issuable to the selling shareholder on exercise of exercisable or convertible securities or securities exercisable or convertible within 60 days after May 14, 2001 are deemed beneficially owned and outstanding for computing the percentage owned by the selling shareholder.

	Shares beneficially owned before this offering			Shares beneficially owned after this offering
			Shares to be sold in this offering
Name of beneficial owner
	Number	Percent		Number	Percent
Philips Business Electronics International B.V.(1)	14,244,545	49.7%	5,333,334	8,911,211	28.4%

(1)
As of May 14, 2001, PBE, formerly known as Philips Industrial Electronics International B.V., held 14,244,545 shares. The voting and dispositive power with respect to these shares is shared with Philips, the parent company of PBE. PBE has the right to receive additional shares of our common stock, for no additional consideration, when FEI stock options that were outstanding on the date of closing of our acquisition of the PEO Operations on February 21, 1997 are exercised. PBE's right to receive these additional shares also applies to specific options which replaced options outstanding on February 21, 1997. This right is described below in "Relationship With Philips Before and After This Offering—PBE's right to receive or purchase additional common stock of FEI" and note 12 to the consolidated financial statements included in this prospectus. Until PBE's ownership percentage of our common stock drops below 40%, whenever we offer more than 0.5% of our outstanding securities to any person or entity, PBE has a reasonable opportunity to purchase from us at the then current market price additional shares to maintain its ownership percentage at up to 55%. After this offering, however, PBE's contractual right to maintain its ownership percentage pursuant to the provision described above will terminate.

DESCRIPTION OF CAPITAL STOCK

General

    Pursuant to our articles of incorporation, we are authorized to issue 45,000,000 shares of common stock and 500,000 shares of preferred stock. The following summary describes material provisions of our capital stock. Our articles of incorporation and bylaws, together with applicable Oregon law, contain the legal terms that govern our capital stock.

    As of May 14, 2001, 28,674,883 shares of our common stock were outstanding, and were held of record by 142 shareholders, and no shares of preferred stock were outstanding. As of May 14, 2001, 2,045,284 shares of common stock were issuable upon exercise of outstanding options. PBE has the right to receive up to 490,764 additional shares of our common stock, for no additional consideration, if specified FEI stock options are exercised. This right is described below in "Relationship With Philips Before and After This Offering—PBE's right to receive or purchase additional common stock of FEI" and note 12 to the consolidated financial statements included in this prospectus. In addition, until PBE's ownership percentage of our common stock drops below 40%, whenever we offer more than 0.5% of our outstanding securities to any person or entity, PBE has a reasonable opportunity to purchase from us at the then current market price additional shares necessary to maintain its ownership percentage at up to 55%. After this offering, PBE's right to maintain its ownership percentage will terminate. Upon completion of this offering, 31,341,549 shares of common stock will be outstanding, assuming no exercise of the underwriters' overallotment option or additional exercises of outstanding options and accompanying issuances of shares to PBE.

Common stock

    The holders of common stock are entitled to one vote per share on all matters to be voted upon by the shareholders. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably dividends, if any, declared from time to time by our board of directors out of funds legally available for that purpose. If we liquidate, dissolve or wind up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to the prior distribution rights of preferred stock, if any, then outstanding. The holders of common stock have no preemptive or conversion rights or other subscription rights. No redemption or sinking fund provisions apply to our common stock. The outstanding shares of common stock are fully paid and nonassessable.

Preferred stock

    Our board of directors has the authority, without further action by the shareholders, to issue up to 500,000 shares of preferred stock in one or more series, and to designate the rights, preferences, privileges and restrictions of each series. The issuance of preferred stock could have the effect of restricting dividends on the common stock, diluting the voting power of the common stock, impairing the liquidation rights of the common stock or delaying or preventing a change in control of us without further action by the shareholders. We have no present plans to issue any shares of preferred stock.

Transfer agent and registrar

    The transfer agent and registrar for our common stock is Mellon Investor Services LLC.

Oregon control share and business combination statutes

    We are subject to the Oregon Control Share Act. The Oregon Control Share Act generally provides that a person who acquires voting stock of an Oregon corporation in a transaction, other than a transaction in which voting shares are acquired from the issuing public corporation, that results in the acquiror holding more than 20%, 33 1/3% or 50% of the total voting power of the corporation cannot vote the shares it acquires in the acquisition unless voting rights are accorded to the control shares by:

  •
  a majority of the outstanding voting shares and

  •
  the holders of a majority of the outstanding voting shares, excluding the control shares held by the acquiror and shares held by the company's officers and inside directors.

    The term "acquiror" is broadly defined to include persons acting as a group.

    The acquiror may, but is not required to, submit to the target company a statement setting forth certain information about the acquiror and its plans with respect to the company. The statement may also request that the company call a special meeting of shareholders to determine whether voting rights will be accorded to the control shares. If the acquiror does not request a special meeting of shareholders, the issue of voting rights of control shares will be considered at the next annual or special meeting of shareholders. If the acquiror's control shares are accorded voting rights and represent a majority or more of all voting power, shareholders who do not vote in favor of voting rights for the control shares will have the right to receive or purchase the appraised "fair value" of their shares, which may not be less than the highest price paid per share by the acquiror for the control shares.

    We are also subject to provisions of the Oregon Business Corporation Act that govern business combinations between corporations and interested shareholders. The Oregon Business Corporation Act generally provides that if a person or entity acquires 15% or more of the outstanding voting stock of an Oregon corporation, the corporation and the acquiring shareholder, or any affiliated entity of the acquiring shareholder, may not engage in specified business combination transactions for three years following the date the person acquired the shares. Business combination transactions for this purpose include:

  •
  a merger or plan of share exchange,

  •
  any sale, lease, mortgage or other disposition of 10% or more of the assets of the corporation and

  •
  specified transactions that result in the issuance or transfer of capital stock of the corporation to the acquiring shareholder.

    These restrictions do not apply if:

  •
  the acquiring shareholder, as a result of the transaction in which the person acquired the shares, owns at least 85% of the outstanding voting stock of the corporation, disregarding shares owned by directors who are also officers and certain employee benefits plans,

  •
  the board of directors approves the business combination or the transaction that resulted in the shareholder acquiring the shares before the acquiring shareholder acquires 15% or more of the corporation's voting stock or

  •
  the board of directors and the holders of at least two-thirds of the outstanding voting stock of the corporation, disregarding shares owned by the acquiring shareholder, approve the business combination after the acquiring shareholder acquires 15% or more of the corporation's voting stock.

RELATIONSHIP WITH PHILIPS BEFORE AND AFTER THIS OFFERING

    General.  In connection with our 1997 acquisition of the electron optics business of Philips, we became at that time a majority owned subsidiary of PBE. In 1997 and thereafter we have entered into agreements with Philips and PBE for the purpose of defining various past, present and prospective operational arrangements between the companies. The following is a summary of various past, present and prospective arrangements and transactions between Philips and FEI.

    Participation in Philips' programs and services.  Since February 1997 our arrangements with Philips have included access to or participation in parts of Philips' operations that relate to our business such as:

  •
  Philips' patent cross-license agreements, technology portfolio and research laboratories,

  •
  Philips' name and trademark,

  •
  Philips' collective bargaining agreements and pension plans in The Netherlands and several other non-U.S. countries,

  •
  global insurance programs of Philips,

  •
  a $75 million line of credit provided by Philips and

  •
  Philips' information technology systems.

    We obtain a range of other services world-wide through Philips and its affiliates. These services include: personnel management systems and payroll services in some countries outside the United States; letters of credit; export and purchasing services; central finance and administration services such as fixed asset registration, VAT, customs and import duty services; some limited legal services; and access to information from Philips' corporate bureau on environment and energy.

    In 2000 we paid Philips and its affiliates approximately $3.6 million for these administrative and other services. We intend to find alternative arrangements for some of these services, but our cost may be higher in some instances. Most of these arrangements, by their terms, terminate whenever PBE ceases to be the majority shareholder of FEI or upon the expiration of various grace periods. As of the date of this prospectus, PBE owns slightly less than 50% of our outstanding common stock; however, because PBE has rights to acquire additional shares of our common stock for no additional consideration, as described below, and because PBE could purchase additional shares of FEI, it is possible that PBE's ownership percentage may again exceed 50%. In this prospectus, we assume PBE's ownership interest in our shares will not again exceed 50%.

    Sales of product to Philips entities.  From time to time affiliates of Philips buy FEI products for their own use. In 2000, these purchases amounted to $9.5 million.

    Philips credit facility.  On February 25, 1999, we entered into a credit facility with Philips and terminated our previous bank line of credit. In August 2000, the credit facility was amended, increasing our borrowing capacity from $50 million to its present $75 million and increasing the minimum shareholders' equity covenant from $100 million to $150 million. Advances under the credit facility may be made in three currencies and bear interest at LIBOR plus 0.75%. The weighted average interest rate in effect at December 31, 2000 was 4.44%. The credit facility is unsecured and matures on February 26, 2002. The amount outstanding under the Philips credit facility as of May 11, 2001 was $32.9 million.

    Philips Enabling Technologies Group, B.V.  A substantial portion of the subassemblies included in our products are purchased from Philips Enabling Technologies Group, B.V., a subsidiary of Philips. Materials purchases from Philips Enabling Technologies and other Philips-owned suppliers amounted to approximately $26.4 million in 2000.

    New agreement with Philips entered into effective December 31, 2000.  We entered into a new agreement with Philips, effective as of December 31, 2000, to clarify some of our existing arrangements and provide for an orderly transition if a so-called "triggering event" occurs relating to a reduction of PBE's ownership of our shares below a majority interest. This triggering event is the earlier to occur of: (1) PBE's ownership interest in FEI falling below 45% of our outstanding common stock, and (2) Philips no longer including FEI in its consolidated group for financial reporting purposes, both of which will occur as a result of this offering. We believe this agreement will address the services and arrangements provided by Philips in a manner that does not significantly increase our costs and accommodates both parties' interests. We have estimated that these changes will collectively result in increased operational costs of approximately $4 million to $5 million per year, but these increased operational costs could be higher or lower. These costs will be partially offset by payments to us from Philips totaling up to $6 million over a three year period pursuant to the new agreement with Philips. For further information regarding costs associated with the change in our relationship with Philips, you should read note 15 to the consolidated financial statements included in this prospectus.

    The following is a summary of the status of the arrangements and transactions between Philips and FEI addressed in the agreement.

Intellectual property and research and development

    Patent cross licenses.  At the time that we became majority owned by PBE, our business became subject to, and the electron optics business we acquired from Philips continued to be subject to, broad-scope cross licenses of patents between Philips and other large manufacturers in the electronics industry. Under some of these cross licenses, our patents and patent applications have been subject to the cross licensing, pooling and other patent-sharing and license agreements of Philips which by their terms applied to our business. Some of these cross licenses provided us with the right to use intellectual property that relates to our core technologies. Whenever PBE no longer owns a majority of our shares, we believe that our business is no longer subject to most of these cross licenses except, in some cases, for products of ours that were manufactured before, or in manufacture on, the date that we ceased to be majority owned by PBE. We and the other parties to these cross licenses each maintain significant patent portfolios, and we may seek to enter into new cross licenses at some time in the future relating to our use of various technologies in our products. In the absence of new cross licenses, however, we may become subject to patent infringement lawsuits, and these lawsuits could be costly to defend or settle. You should also review the discussion included in this prospectus entitled, "Risk Factors—We are subject to increased operational costs and other risks from changes made whenever PBE owns less than a majority of our common stock."

    Transfers and licenses of patents.  After the triggering event described above occurs, Philips will transfer to us, at our expense, approximately 100 U.S. and international patents, patent applications and inventions now owned by Philips and having their principal commercial use in the electron optics business or under joint development by Philips and us. Philips will retain a royalty free license under these patents, patent applications and inventions, including the right to sublicense and to manufacture and sell products in fields outside the scope of our business. Philips will also grant to us for a license rate of 1% of net realized sales per patent used in the product, but not exceeding 5% of the net realized sales for the product, a nonexclusive, nontransferable license to use a small number of other patents owned by Philips that may be useful in our business in the future. We have also agreed that a small number of patents will be jointly owned by us and Philips, and each will have the right to use and license the patents. For one technology, we have agreed to reimburse Philips' investment to develop the technology and to pay Philips a royalty based on sales if the technology is commercialized.

    Wordmarks and tradenames.  Since our acquisition of Philips' electron optics business and as a majority owned subsidiary of PBE, we have been entitled to apply Philips' wordmark and emblem on our products and in any advertising for our products if used in compliance with Philips' policies for trademark use. This right would have terminated a short time after PBE no longer owned a majority of our outstanding shares; however, Philips has agreed that we may use the Philips wordmark and emblem for one year following the occurrence of the triggering event described above.

    Research and development.  Since 1997 we have entered into research and development contracts with Philips' research laboratories to purchase research and development services at below-market rates. In 2000 we paid Philips $1.7 million for contract research and development services. We expect to continue to contract for research and development services from Philips in areas related to our business, but for new projects commencing in 2001 the rates that Philips will charge us for contract research and development will increase. We may reduce our use of Philips' research facilities in 2001 and over the next few years, but if we continue at current levels of service from Philips, our cost for this service will increase by approximately $1.2 million per year. This potential additional cost is included in the expenses estimate of $4 million to $5 million per year stated in the first paragraph of this subsection entitled "New agreement with Philips entered into effective December 31, 2000."

Human resources

    Collective bargaining arrangements.  Our non-U.S. employees participate in Philips' collective bargaining arrangements in The Netherlands and in other non-U.S. countries. Following the triggering event, our employees in these countries will become members of independent or non-Philips collective bargaining arrangements. We do not anticipate any material additional costs in connection with these transfers to alternative collective agreements, but we will need to work closely with our employees to achieve a smooth transition.

    Pension plans.  Our employees in The Netherlands and approximately nine other countries participate in Philips-sponsored pension plans. After the triggering event, their participation and the accrued pension liability for these employees must be transferred to independent or non-Philips pension plans. Thereafter, we will be obligated to pay all employer contributions and premiums for these employees. For the past several years, Philips' pension fund has been in an overfunded position because the value of its pension assets exceeded the pension benefit obligations. During that time, Philips and the companies that were its majority owned subsidiaries, including FEI, benefited from reduced pension contribution obligations. After our employees are transferred out of the Philips pension plan, we expect our pension costs in The Netherlands will increase by approximately $3.5 million per year, compared to 2000 costs, due to the loss by us of the benefit of the overfunding. Philips has agreed to pay us up to a total of $6 million over three years, commencing in 2001, partially to offset increased labor and employee costs associated with FEI no longer being majority owned by PBE. These payments would cease if a change of control event occurs with respect to FEI.

Insurance coverage

    Since the 1997 combination, our global insurance coverage has been obtained through Philips' insurance policies. This insurance coverage will terminate when the triggering event occurs, as described above. Philips has agreed in specified circumstances to assist us in negotiating substantially similar insurance coverage on a stand-alone basis for a six-month interim period, and we will reimburse Philips for its employees' time and other reasonable costs in providing this assistance. After that time, we will obtain insurance coverage through independent commercial insurance carriers. Because we obtained insurance coverage through Philips at favorable rates, we estimate that new insurance arrangements will result in increased insurance premiums.

Credit facility

    The December 31, 2000 agreement with Philips provides that our credit facility with Philips will terminate 120 days after the triggering event described above. We intend to seek an alternate line of credit if a triggering event occurs, which will occur upon the completion of this offering, but the new line of credit may contain terms that are less favorable to us.

Information technology

    Since the 1997 combination, we have used Philips' intranet system for various database, accounting and communications functions. We have made substantial progress on the installation of a new FEI global network, however, and intend to complete the system in 2001, so that we will have access to these functions separate from our current access with Philips. We believe this new network will not cost significantly more than the expenses we were required to pay for these functions when accessed through the Philips intranet. In addition, we will use new enterprise systems in Asia and Europe, which may result in some cost savings.

PBE's right to receive or purchase additional common stock of FEI

    When stock options that were outstanding at the closing of our acquisition of the PEO Operations on February 21, 1997 are exercised, PBE has a right to receive additional shares of our common stock equal to approximately 122.22% of the number of shares issued on exercise of these options. PBE's right to receive these additional shares also applies to specific options granted on September 18, 1998 which replaced options outstanding on February 21, 1997. The 122.22% factor applied to the number of shares issued on exercise of the stock options is derived from the 55% ownership interest that PBE acquired at the time of our acquisition of the PEO Operations. We are obligated to issue these additional shares to PBE at the end of each quarter. The consideration for the issuance of these additional shares, together with the shares issued to PBE in February 1997, was the transfer to us of the PEO Operations. PBE, therefore, does not have to pay us any additional consideration to receive these shares. Since February 21, 1997 we have issued 597,439 shares of our common stock to PBE under this agreement. We cannot predict the exact number of shares that will be issued to PBE in the future under this agreement because we do not know the number of this group of our outstanding options that will eventually be exercised. The maximum potential number of additional shares that may be issued to PBE under this contractual right is 490,764, subject to Philips' right to audit the final amount as provided in the agreement with Philips effective as of December 31, 2000.

    In addition, until Philips' ownership percentage of our common stock drops below 40%, whenever we offer more than 0.5% of our outstanding securities to any person or entity, PBE has a reasonable opportunity to purchase from us at the then current market price additional shares necessary to maintain its ownership percentage at up to 55%. PBE has not purchased any shares from us pursuant to this provision. This right will terminate upon completion of this offering.

    Year 2000 transactions with Philips.  For additional information about some of the transactions between us and Philips during 2000, you should read note 15 to the consolidated financial statements included in this prospectus.

CERTAIN UNITED STATES FEDERAL TAX CONSIDERATIONS

    The following summary describes the material United States federal income and estate tax consequences of the ownership of our common stock by a non-U.S. holder, as we define below, as of the date of this prospectus. This discussion does not address all aspects of U.S. federal income and estate taxes and does not deal with foreign, state and local consequences that may be relevant to non-U.S. holders in light of their particular circumstances. Furthermore, the discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended, and regulations, rulings and judicial decisions under the Code as of the date of this prospectus, and these authorities may be repealed, revoked or modified, even retroactively, resulting in U.S. federal income tax consequences different from those discussed below. Persons considering purchase, ownership or disposition of our common stock should consult their own tax advisors concerning the U.S. federal income tax consequences in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction.

    As used in this prospectus, a "U.S. holder" means a beneficial owner of common stock that is (1) a citizen or resident of the United States, (2) a corporation or partnership created or organized in or under the laws of the United States or any political subdivision of the United States, (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source and (4) a trust that is subject to the supervision of a court within the United States and the control of one or more U.S. persons as described in section 7701(a)(30) of the Code, or has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person. A "non-U.S. holder" is a beneficial owner that is not a U.S. holder. If a partnership holds our stock, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. If you are a partner in a partnership holding our common stock, you should consult your tax advisors.

Dividends

    Dividends paid to a non-U.S. holder of our common stock generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States and, where a tax treaty applies, are attributable to a U.S. permanent establishment of the non-U.S. holder, are not subject to the withholding tax, but instead are subject to U.S. federal income tax on a net income basis at applicable graduated individual or corporate rates. Various certification and disclosure requirements must be complied with in order for effectively connected income to be exempt from withholding. Any such effectively connected dividends received by a foreign corporation may, in specified circumstances, be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

    Under U.S. Treasury regulations, a non-U.S. holder of our common stock who wishes to claim the benefit of an applicable treaty rate and avoid back-up withholding, as discussed below, for dividends will be required to (a) complete IRS Form W-8BEN, or its successor form, and certify under penalty of perjury that such holder is not a U.S. person or (b) hold our common stock through certain foreign intermediaries or certain foreign partnerships, and satisfy the certification requirements of applicable Treasury regulations. Special certification requirements apply to certain non-U.S. holders that are entities rather than individuals.

    A non-U.S. holder of our common stock eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service.

Gain on disposition of our common stock

    A non-U.S. holder generally will not be subject to U.S. federal income tax with respect to gain recognized on a sale or other disposition of our common stock unless (1) the gain is effectively connected with a trade or business of the non-U.S. holder in the United States, and, where a tax treaty applies, is attributable to a U.S. permanent establishment of the non-U.S. holder, (2) in the case of a non-U.S. holder who is an individual and holds our common stock as a capital asset, such holder is present in the United States for 183 or more days in the taxable year of the sale or other disposition and certain other conditions are met, (3) we are or have been a "U.S. real property holding corporation" for U.S. federal income tax purposes or (4) the non-U.S. holder is subject to tax pursuant to the provisions of the U.S. federal income tax law applicable to certain U.S. expatriates.

    An individual non-U.S. holder described in clause (1) above will be subject to tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates. An individual non-U.S. holder described in clause (2) above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by U.S. source capital losses, even if the individual is not considered a resident of the United States. If a non-U.S. holder that is a foreign corporation falls under clause (1) above, it will be subject to tax on its gain under regular graduated U.S. federal income tax rates and, in addition, may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits within the meaning of the Internal Revenue Code for the taxable year, as adjusted for various items, unless it qualifies for a lower rate pursuant to an applicable income tax treaty.

    We believe we are not now, we have not been and we do not anticipate becoming a "United States real property holding corporation" for U.S. federal income tax purposes.

    Special rules may apply to specific types of non-U.S. holders, such as "controlled foreign corporations," "passive foreign investment companies," "foreign personal holding companies" and corporations that accumulate earnings to avoid U.S. federal income tax, that are subject to special treatment under the Internal Revenue Code. These entities should consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.

Federal estate tax

    Our common stock held by an individual holder who is a non-U.S. holder at the time of death will be included in the holder's gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information reporting and backup withholding

    We must report annually to the Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to the holder and the tax withheld with respect to those dividends, regardless of whether withholding was required. Copies of the information returns reporting dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides, pursuant to the provisions of an applicable income tax treaty.

    A non-U.S. holder will be subject to back-up withholding at the rate of 31% unless applicable certification requirements are met.

    Payment of the proceeds of a sale of our common stock within the United States or conducted through some U.S. related financial intermediaries is subject to both backup withholding and information reporting unless, either the beneficial owner certifies under penalties of perjury that it is a non-U.S. holder and we do not have actual knowledge that the beneficial owner is a U.S. person, or the holder otherwise establishes an exemption.

    Any amounts withheld pursuant to the backup withholding rules may be allowed as a refund or a credit against the holder's U.S. federal income tax liability, provided the required information is furnished to the Internal Revenue Service. Non-U.S. holders should consult their own tax advisors regarding exemption from back-up withholding and the procedure for obtaining such an exemption, if applicable.

UNDERWRITING

    Under the terms and subject to the conditions contained in an underwriting agreement dated May   , 2001, we and the selling shareholder have agreed to sell to the underwriters named below, for whom Credit Suisse First Boston Corporation, Prudential Securities Incorporated, Needham & Company, Inc. and Wells Fargo Van Kasper, LLC are acting as representatives, the following respective numbers of shares of common stock:

Underwriter	Number of Shares
Credit Suisse First Boston Corporation
Prudential Securities Incorporated
Needham & Company, Inc.
Wells Fargo Van Kasper, LLC

Total	8,000,000

    The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering of common stock may be terminated.

    We and the selling shareholder have granted to the underwriters a 30-day option to purchase up to 1,200,000 additional shares from us at the public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock. The shares for the option will be provided by us and the selling shareholder on a pro rata basis.

    The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a concession of $      per share. The underwriters and selling group members may allow a discount of $      per share on sales to other broker/dealers. After the initial public offering, the underwriters may change the public offering price and concession and discount to broker/dealers.

    The following table summarizes the compensation and other estimated expenses we and the selling shareholder will pay.

	Per Share		Total
	Without Over-allotment	With Over-allotment	Without Over-allotment	With Over-allotment
Underwriting discounts and commissions paid by us	$	$	$	$
Expenses payable by us	$	$	$	$
Underwriting discounts and commissions paid by the selling shareholder	$	$	$	$
Expenses payable by the selling shareholder	$	$	$	$

    We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act of 1933 relating to, any additional shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any such offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse First Boston Corporation for a period of 180 days after the date of this prospectus, except issuances of our common stock pursuant to the exercise of employee stock options outstanding on the date of this prospectus, issuances pursuant to our employee stock purchase plan, issuances of additional shares to PBE as described in the section of this prospectus entitled "Relationship With Philips Before and After This Offering—PBE's right to receive and purchase additional common stock of FEI" and other pre-existing contractual arrangements.

    Our officers and directors and the selling shareholder have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse First Boston Corporation for a period of 180 days after the date of this prospectus, except that, PBE may transfer shares of our common stock to Philips or an affiliate of Philips provided that such person agrees to be bound by the same lock-up restrictions and, beginning 90 days after commencing this offering, the officers and directors as a group may transfer up to 250,000 shares of our common stock.

    We and the selling shareholder have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments which the underwriters may be required to make in that respect.

    Our common stock is listed on The Nasdaq National Market under the symbol "FEIC." We have applied to list the shares of common stock to be issued and sold in this offering on The Nasdaq National Market.

    In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, penalty bids and passive market making in accordance with Regulation M under the Securities Exchange Act of 1934.

  •
  Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

  •
  Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option and/or purchasing shares in the open market.

  •
  Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, that position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

  •
  Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

  •
  In passive market making, market makers in the common stock who are underwriters or prospective underwriters may, subject to limitations, make bids for or purchases of the common stock until the time, if any, at which a stabilizing bid is made.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of the common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

    A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters participating in this offering. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters that will make Internet distributions on the same basis as other allocations. Credit Suisse First Boston Corporation may effect an on-line distribution through its affiliate, CSFBdirect Inc., an on-line broker/dealer, as a selling group member.

NOTICE TO CANADIAN RESIDENTS

Resale restrictions

    The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we and the selling shareholder prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are effected. Any resale of the common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

Representations of purchasers

    By purchasing common stock in Canada and accepting a purchase confirmation, a purchaser is representing to us and the selling shareholder and the dealer from whom such purchase confirmation is received that

  •
  the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under those securities laws,

  •
  where required by law, that the purchaser is purchasing as principal and not as agent, and

  •
  the purchaser has reviewed the text above under Resale Restrictions.

Rights of action (Ontario purchasers)

    The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by Ontario securities law. As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

Enforcement of legal rights

    All of the issuer's directors and officers as well as the experts named herein and the selling shareholder may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the issuer or such person. All or a substantial portion of the assets of the issuer and such person may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or such person in Canada or to enforce a judgment obtained in Canadian courts against such issuer or person outside of Canada.

Notice to British Columbia residents

    A purchaser of common stock to whom the Securities Act (British Columbia) applies is advised that the purchaser is required to file with the British Columbia Securities Commission a report within ten days after the sale of any common stock acquired by the purchaser in this offering. The report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from us. Only one report must be filed in respect of common stock acquired on the same date and under the same prospectus exemption.

Taxation and eligibility for investment

    Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and with respect to the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

LEGAL MATTERS

    The validity of the securities offered by this prospectus will be passed upon for us by Stoel Rives LLP, Portland, Oregon. Certain legal matters in connection with this offering will be passed upon for the underwriters by Simpson Thacher & Bartlett, Palo Alto, California.

EXPERTS

    The financial statements and related financial statement schedule as of December 31, 2000 and 1999, and for each of the three years in the period ended December 31, 2000, included and incorporated by reference in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report on the financial statements (which report includes an explanatory paragraph referring to the implementation of Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements) which is included and incorporated by reference herein and as stated in their report on the financial statement schedule which is incorporated by reference herein, and have been so included and incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

    This prospectus is part of a registration statement filed with the SEC. The registration statement contains additional information and exhibits not included in this prospectus and refers to documents that are filed as exhibits to other SEC filings. We also file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy the registration statement and any document that we file at the SEC's public reference rooms at:

Judiciary Plaza 450 Fifth Street, N.W., Room 1024 Washington, D.C. 20549	7 World Trade Center Suite 1300 Chicago, IL 60661	Citicorp Center 500 West Madison Street, Suite 1400 New York, NY 10048

    You can call the SEC's toll-free telephone number at 1-800-SEC-0330 for further information on the public reference rooms. The SEC maintains a Web site at www.sec.gov that contains reports, proxy and information statements and other information regarding companies like FEI that file documents with the SEC electronically. The documents can be found by searching the EDGAR Archives at the SEC's Web site. You may also inspect reports, proxy statements and other information about us at the offices of The Nasdaq Stock Market, Inc. National Market System, 1735 K Street, N.W., Washington, D.C. 20006-1500. Our SEC filings, and other information about us, may also be obtained from our Web site at www.feic.com, although information contained on our Web site does not constitute part of this prospectus.

    The SEC allows us to "incorporate by reference" the information that we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus and should be read with the same care. Later information that we file with the SEC will automatically update and supersede information in this prospectus or an earlier filed document. We have filed with the SEC and incorporate by reference the documents below:

  •
  Our annual report on Form 10-K for the year ended December 31, 2000;

  •
  Our quarterly report on Form 10-Q for the thirteen weeks ended April 1, 2001;

  •
  Our definitive proxy statement for the annual meeting of shareholders to be held on May 17, 2001; and

  •
  The description of the common stock contained in our Form 8-A, filed May 18, 1995, under section 12 of the Securities Exchange Act of 1934, including any amendment or report updating such description.

    All reports and other documents that we file under sections 13(a), 13(c), 14, and 15(d) of the Exchange Act after the date of this prospectus and before the termination of the offering will be deemed to be incorporated by reference in this prospectus from the date of the filing of the reports and documents. Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this prospectus modifies or supersedes that statement. Any statement that is modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

    You may request a free copy of any of these filings by writing or telephoning us at the following address or telephone number:

  FEI Company
  7451 NW Evergreen Parkway
  Hillsboro, Oregon 97124-5830
  Attention: John S. Hodgson
  Telephone Number: (503) 640-7500

F–1

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of FEI Company
Hillsboro, Oregon

    We have audited the accompanying consolidated balance sheets of FEI Company and subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of operations, comprehensive income (loss), shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of FEI Company and subsidiaries as of December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.

    As discussed in Note 1 to the consolidated financial statements, the Company implemented Securities and Exchange Commission Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements, effective January 1, 2000.

DELOITTE & TOUCHE LLP

Portland, Oregon
February 9, 2001

F–2

FEI COMPANY AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 1999 AND 2000
(In Thousands, Except Share Data)

	1999	2000
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$11,124	$24,031
Receivables (Note 4)	77,628	83,680
Current account with Philips (Note 15)	95	5,266
Inventories (Note 5)	59,517	59,796
Deferred income taxes (Note 11)	16,699	22,525
Other	6,796	5,850

Total current assets	171,859	201,148
EQUIPMENT (Note 6)	28,768	28,171
PURCHASED GOODWILL AND TECHNOLOGY (Note 2)	65,586	59,540
OTHER ASSETS (Note 7)	21,887	25,964

TOTAL	$288,100	$314,823

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable	$21,362	$32,682
Accrued payroll liabilities	6,795	11,553
Accrued warranty reserves	8,779	15,202
Deferred revenue	20,627	20,037
Income taxes payable	6,105	9,982
Accrued restructuring costs (Note 3)	426	—
Other current liabilities (Note 8)	22,808	20,517

Total current liabilities	86,902	109,973
BANK LINE OF CREDIT BORROWINGS (Note 9)	1,192	1,534
CREDIT FACILITY WITH PHILIPS (Note 9)	34,820	24,140
DEFERRED INCOME TAXES (Note 11)	10,637	9,984
OTHER LIABILITIES	1,972	903
COMMITMENTS AND CONTINGENCIES (Notes 10 and 17)	—	—
SHAREHOLDERS' EQUITY (Note 12):
Preferred stock—500,000 shares authorized; none issued and outstanding	—	—
Common stock—45,000,000 shares authorized; 27,544,280 issued and outstanding as of December 31, 1999 and 28,488,760 issued and outstanding as of December 31, 2000	218,406	222,547
Note receivable from shareholder	(1,116)	(1,116)
Accumulated deficit	(56,185)	(42,874)
Accumulated other comprehensive loss	(8,528)	(10,268)

Total shareholders' equity	152,577	168,289

TOTAL	$288,100	$314,823

See notes to consolidated financial statements.

F–3

FEI COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

YEARS ENDED DECEMBER 31, 1998, 1999 AND 2000
(In Thousands, Except Share Data)

	1998	1999	2000
NET SALES	$178,771	$216,152	$320,300
COST OF SALES (Note 8)	119,579	131,143	183,178

Gross profit	59,192	85,009	137,122

OPERATING EXPENSES:
Research and development (Note 15)	19,506	21,937	31,617
Selling, general and administrative	41,426	47,650	62,834
Amortization of purchased goodwill and technology (Note 2)	2,516	3,717	6,151
Purchased in-process research and development (Note 2)	—	14,089	—
Restructuring and reorganization costs (Note 3)	5,320	131	—

Total operating expenses	68,768	87,524	100,602

OPERATING INCOME (LOSS)	(9,576)	(2,515)	36,520

OTHER INCOME (EXPENSE):
Interest income	360	715	879
Interest expense	(1,164)	(1,162)	(2,336)
Valuation adjustment (Note 7)	(3,267)	—	—
Other	(58)	382	(180)

Total other expense, net	(4,129)	(65)	(1,637)

INCOME (LOSS) BEFORE TAXES AND CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE	(13,705)	(2,580)	34,883
TAX EXPENSE (BENEFIT) (Note 11)	(4,797)	4,800	14,073

INCOME (LOSS) BEFORE CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE	(8,908)	(7,380)	20,810
CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE, NET OF INCOME TAX BENEFIT OF $4,405 (Note 1)	—	—	(7,499)

NET INCOME (LOSS)	$(8,908)	$(7,380)	$13,311

PER SHARE DATA (Note 13):
Basic:
Income (loss) before cumulative effect of change in accounting principle	$(0.49)	$(0.34)	$0.74
Cumulative effect of change in accounting principle	—	—	(0.27)

Net income (loss)	$(0.49)	$(0.34)	$0.47

Diluted:
Income (loss) before cumulative effect of change in accounting principle	$(0.49)	$(0.34)	$0.70
Cumulative effect of change in accounting principle	—	—	(0.25)

Net income (loss)	$(0.49)	$(0.34)	$0.45

WEIGHTED AVERAGE SHARES OUTSTANDING (Note 13):
Basic	18,105,808	21,745,065	28,090,554
Diluted	18,105,808	21,745,065	29,827,353

See notes to consolidated financial statements.

F–4

FEI COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

YEARS ENDED DECEMBER 31, 1998, 1999 AND 2000
(In Thousands)

	1998	1999	2000
NET INCOME (LOSS)	$(8,908)	$(7,380)	$13,311
OTHER COMPREHENSIVE INCOME (LOSS):
Foreign currency translation adjustment, zero taxes provided in 1998 and 2000, $1,136 taxes provided in 1999	1,160	(2,030)	(1,740)

COMPREHENSIVE INCOME (LOSS)	$(7,748)	$(9,410)	$11,571

See notes to consolidated financial statements.

F–5

FEI COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

YEARS ENDED DECEMBER 31, 1998, 1999 AND 2000
(In Thousands, Except Share Data)

	Common Stock Shares	Amount	Note Receivable From Shareholder	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total
BALANCE, JANUARY 1, 1998	18,077,793	$149,149	$—	$(36,602)	$(7,658)	$104,889
Net loss	—	—	—	(8,908)	—	(8,908)
Employee purchases of common stock through employee stock purchase plan (Note 12)	79,344	422	—	—	—	422
Stock options exercised (Note 12)	8,550	64	—	—	—	64
Shares issued to Philips for pre-merger options exercised (Note 12)	1,788	—	—
Restricted stock purchase (Note 12)	150,620	1,116	(1,116)	—	—
Translation adjustment	—	—	—	—	1,160	1,160

BALANCE, DECEMBER 31, 1998	18,318,095	150,751	(1,116)	(45,510)	(6,498)	97,627
Net loss	—	—	—	(7,380)	—	(7,380)
Employee purchases of common stock through employee stock purchase plan (Note 12)	141,815	764	—	—	—	764
Stock options exercised (Note 12)	56,921	452	—	—	—	452
Sale of stock to Philips (Note 2)	3,913,299	31,385	—	—	—	31,385
Shares issued to Micrion shareholders (Note 2)	5,064,150	34,684	—	—	—	34,684
Dividend paid to Philips (Note 2)	—	—	—	(3,295)	—	(3,295)
Restricted stock award (Note 12)	50,000	370	—	—	—	370
Translation adjustment	—	—	—	—	(2,030)	(2,030)

BALANCE, DECEMBER 31, 1999	27,544,280	218,406	(1,116)	(56,185)	(8,528)	152,577
Net income	—	—	—	13,311	—	13,311
Employee purchases of common stock through employee stock purchase plan (Note 12)	189,062	1,404	—	—	—	1,404
Stock options exercised (Note 12)	389,095	3,250	—	—	—	3,250
Shares issued to Philips for pre-merger options exercised (Note 12)	383,823	—	—	—	—	—
Sale of stock to Philips	5,000	144	—	—	—	144
Repurchase of Company stock	(22,500)	(657)	—	—	—	(657)
Translation adjustment	—	—	—	—	(1,740)	(1,740)

BALANCE, DECEMBER 31, 2000	28,488,760	$222,547	$(1,116)	$(42,874)	$(10,268)	$168,289

See notes to consolidated financial statements.

F–6

FEI COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 1998, 1999, AND 2000
(In Thousands)

	1998	1999	2000
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$(8,908)	$(7,380)	$13,311
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	5,621	8,513	10,359
Amortization	3,004	5,198	7,920
Loss on retirement of fixed assets and demonstration systems	1,101	1,355	176
Purchased in-process research and development	—	14,089	—
Deferred taxes on income	(7,125)	(1,190)	(6,479)
Valuation adjustment	3,267	—	—
Restricted stock award	—	370	—
Decrease (increase) in assets:
Receivables	1,524	(11,172)	(6,052)
Inventories	(3,940)	7,015	3,074
Other assets	1,474	(7,450)	(732)
Increase (decrease) in liabilities:
Accounts payable	(3,055)	7,226	11,320
Current accounts with Philips	(4,031)	(6,307)	(5,171)
Accrued payroll liabilities	390	2,000	4,758
Accrued warranty reserves	1,947	(3,778)	6,423
Deferred revenue	4,508	(3,129)	(590)
Accrued restructuring costs	2,966	(2,629)	(426)
Other liabilities	4,084	13,496	517

Net cash provided by operating activities	2,827	16,227	38,408

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of equipment	(11,883)	(8,335)	(13,901)
Investment in software development	(2,291)	(2,866)	(2,413)
Investment in unconsolidated affiliate (Note 7)	—	(3,000)	(1,250)
Purchase of Micrion, net of cash acquired (Note 2)	—	(32,869)	—
Purchase of sales and service organizations, net of cash acquired (Note 2)	—	170	—

Net cash used in investing activities	(14,174)	(46,900)	(17,564)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net proceeds from (repayments of) bank lines of credit (Note 9)	(10,594)	(16,398)	342
Net borrowings (repayments) under credit facility with Philips (Note 9)	19,099	15,721	(10,680)
Proceeds from exercise of stock options and employee stock purchases	486	1,216	4,654
Proceeds from sale of stock to Philips (Note 2)	—	31,385	144
Dividend paid to Philips (Note 2)	—	(3,295)	—
Repurchase of Company stock	—	—	(657)

Net cash provided by (used in) by financing activities	8,991	28,629	(6,197)

EFFECT OF EXCHANGE RATE CHANGES	1,160	(2,030)	(1,740)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(1,196)	(4,074)	12,907
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	16,394	15,198	11,124

CASH AND CASH EQUIVALENTS, END OF YEAR	$15,198	$11,124	$24,031

See notes to consolidated financial statements.

F–7

FEI COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In Thousands, Except Share Data)

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    Nature of Business—FEI Company and its wholly-owned subsidiaries (the "Company" or "FEI") design, manufacture, market and service products based on charged particle beam technology. The Company's products include transmission electron microscopes ("TEMs"), scanning electron microscopes ("SEMs"), focused ion-beam systems ("FIBs") and products that incorporate a SEM and FIB into a single system ("DualBeam Systems"). The Company also sells some of the components of electron microscopes and FIBs to other manufacturers. The Company has manufacturing operations in Hillsboro, Oregon; Peabody, Massachusetts; Eindhoven, The Netherlands; and Brno, Czech Republic. Sales and service operations are conducted in the U.S. and 21 other countries, constituting a majority of the worldwide market for the Company's products. Prior to December 1999, the Company's products were sold through distribution agreements with affiliates of Koninklijke Philips Electronics N.V. ("Philips") located in approximately 20 countries. The Company also sells its products through independent representatives in certain countries. The Company's products are sold to semiconductor manufacturers, thin film head manufacturers in the data storage industry and to industrial and institutional organizations.

    Consolidation and Basis of Presentation—The consolidated financial statements include the accounts of FEI Company and all of its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

    On February 21, 1997, FEI Company ("Pre-Combination FEI") acquired substantially all of the assets and liabilities of the electron optics business of Philips Business Electronics International B.V. ("Philips Business Electronics"), a wholly-owned subsidiary of Philips, in a transaction accounted for as a reverse acquisition (the "PEO Combination"). Accordingly, purchase accounting was applied to the assets and liabilities of Pre-Combination FEI.

    On August 13, 1999, FEI Company acquired Micrion Corporation ("Micrion"), a Massachusetts corporation engaged in the design, manufacture, sale and service of focused charged particle beam systems, in a transaction accounted for under the purchase method. Accordingly, purchase accounting was applied to the assets and liabilities of Micrion. Micrion's results of operations are included in the consolidated financial statements for the period subsequent to August 13, 1999 (see Note 2).

    Concentration of Credit Risk—Instruments that potentially subject the Company to concentration of credit risk consist principally of trade accounts receivable. This risk is limited due to the large number of entities comprising the Company's customer base and their dispersion across many different industries and geographies.

    Dependence on Key Suppliers—Although many of the components and subassemblies included in the Company's system products are standard products, a significant portion of the mechanical parts and subassemblies are custom made by one or two suppliers, including Philips Enabling Technologies Group B.V. ("Philips Enabling Technologies Group"). In addition to Philips Enabling Technologies Group, the Company obtains a significant portion of its component parts from a second supplier, Turk Manufacturing Co. A third supplier, RIPA Holding B.V., is currently a sole source for electronic sub-assemblies that were, until recently, manufactured at the Company's facilities in Eindhoven. The Company believes some of the components supplied to it are available to the suppliers only from single sources. Those parts subject to single or limited source supply are monitored by the Company to ensure that adequate sources are available to maintain manufacturing schedules. Although the Company believes it would be able to develop alternate sources for any of the components used in its products,

F–8

significant delays or interruptions in the delivery of components from suppliers or difficulties or delays in shifting manufacturing capacity to new suppliers could have a material adverse effect on the Company. In the ordinary course of business, the Company continually evaluates its existing suppliers and potential different or additional suppliers to determine whether changes in suppliers may be appropriate.

    Use of Estimates in Financial Reporting—The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from such estimates and assumptions.

    Foreign Currency Translation—Assets and liabilities denominated in a foreign currency are translated to U.S. dollars at the exchange rate in effect on the respective balance sheet date. Gains and losses resulting from the translation of net assets are included in accumulated other comprehensive loss on the consolidated balance sheet. Revenues, costs and expenses are translated using an average rate of exchange for the period. Realized and unrealized foreign currency transaction gains and losses are included in the consolidated statements of operations and aggregated $96, $362 and $(267) for the years ended December 31, 1998, 1999 and 2000, respectively.

    Forward Exchange Contracts—Most of the Company's subsidiaries transact business in their functional currencies as well as currencies other than their functional currencies. As a result, changes in foreign currency exchange rates may have an impact on the Company's operating results. Forward exchange contracts are used to hedge a portion of the risk of foreign currency fluctuations. Realized and unrealized gains and losses on such contracts were deferred and recognized in the consolidated statements of operations concurrent with the hedged transaction.

    Asset Impairment—The Company evaluates the remaining life and recoverability of equipment and other assets, including intangible assets, whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. If there is an indication of impairment, the Company prepares an estimate of future, undiscounted cash flows expected to result from the use of the asset and its eventual disposition. If these cash flows are less than the carrying value of the asset, the Company adjusts the carrying amount of the asset to the lower of its carrying value or its estimated fair value.

    Cash and Cash Equivalents—Money market funds and other highly liquid instruments with maturities of three months or less at the date of acquisition are considered to be cash equivalents.

    Inventories are stated at lower of cost or market with cost determined by standard cost methods which approximate the first-in, first-out method. Inventory costs include material, labor and manufacturing overhead. Service inventories that exceed the estimated requirements for 12 months based on recent usage levels are reported as other assets. Management has established inventory reserves based on estimates of excess and/or obsolete current and noncurrent inventory.

    Deferred Income Taxes—Deferred income taxes are provided for temporary differences between the amounts of assets and liabilities for financial and tax reporting purposes.

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    Equipment, including systems used in research and development activities, production and in demonstration laboratories, is stated at cost and depreciated over the estimated useful life of approximately three to seven years using the straight-line method. Leasehold improvements are amortized over the shorter of their economic lives or the lease term. Maintenance and repairs are expensed as incurred.

    Purchased Goodwill and Technology—Purchased goodwill, which represents the excess of cost over the fair value of net assets acquired, is amortized on a straight-line basis over the estimated economic life. Existing technology intangible assets purchased in a business combination, which represent the estimated value of products utilizing technology existing as of the combination date discounted to their net present value, are amortized on a straight-line basis over the estimated useful life of the technology. The value of purchased in-process research and development in a business combination, which represents the net present value of products under development as of the combination date, is expensed immediately following the date of business combination. Changes in technology could affect the Company's estimate of the useful lives of such assets. See Note 2.

    Software Development Costs—The Company capitalizes certain software development costs for software expected to be sold with the Company's products. Such costs are capitalized after the technological feasibility of the project is determined and are reported in other assets. These costs are amortized over the estimated economic life of the software. Changes in technology could affect the Company's estimate of the useful life of such assets. See Note 7.

    Product Warranty Costs—The Company's products generally carry a one-year warranty. A reserve is established at the time of sale to cover estimated warranty costs and certain commitments for product upgrades. The Company's estimate of warranty cost is based on its history of warranty repairs. While most new products are extensions of existing technology, the estimate could change if new products require a significantly different level of repair than similar products have required in the past.

    Deferred Revenue represents customer deposits on equipment orders and pre-paid service contract revenue.

    Revenue Recognition and Cumulative Effect of Change in Accounting Principle—For products produced according to the Company's published specifications, revenue is recognized when the title to the product and the risks and rewards of ownership pass to the customer. For products produced according to a particular customer's specifications, revenue is recognized when the product meets the customer's specifications and when the title and the risks and rewards of ownership have passed to the customer. In each case, the portion of revenue applicable to installation and customer acceptance is recognized upon meeting specifications at the installation site. For new applications of the Company's products where performance cannot be assessed prior to meeting specifications at the installation site, no revenue is recognized until such specifications are met.

    The Company also provides service for its products. Revenue from time and materials based service arrangements is recognized as the service is performed. Revenue from service contracts is recognized ratably over the term of such service contracts.

    The Company's billing terms on TEMs, SEMs, FIBs and DualBeam systems generally include a hold-back of 10 to 20 percent on the total purchase price subject to completion of the installation and final acceptance process at the customer site. Effective January 1, 2000, the Company changed its

F–10

revenue recognition policy to defer the portion of revenue related to installation and final acceptance until such installation and final acceptance are completed. This change was made in accordance with the implementation of U.S. Securities and Exchange Commission Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements ("SAB 101"). Previously, the Company had recognized 100 percent of revenue for products at such time as the product specifications had been met and the title and risks and rewards of ownership had transferred to the customer since the Company has historically completed such installation services successfully and since such services have required minimal costs to complete. The effect of this change, net of income taxes, is reported as the cumulative effect of a change in accounting principal in the year ended December 31, 2000. This net effect reflects the deferral as of January 1, 2000 of $8,442 of revenue previously recognized. The Company recognized the $8,442 in revenue included in the cumulative effect adjustment as of January 1, 2000 during the year ended December 31, 2000.

    Research and Development costs are expensed as incurred.

    Stock-Based Compensation—The Company measures compensation expense for its stock-based employee compensation plans using the method prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees. The Company provides pro forma disclosures of net income and earnings per share as if the method prescribed by Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation ("SFAS No. 123"), had been applied in measuring compensation expense. See Note 12.

    Supplemental Cash Flow Information—Cash paid for interest totaled $1,226, $1,121 and $1,836 for the years ended December 31, 1998, 1999 and 2000, respectively. Cash paid for income taxes totaled $4,107, $336 and $13,263 for the years ended December 31, 1998, 1999 and 2000, respectively.

    Recently Issued Accounting Pronouncements—In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS No. 133"). The statement will require recognition of all derivatives as either assets or liabilities on the balance sheet at fair value. The Company adopted SFAS No. 133 effective January 1, 2001. Because of the Company's minimal use of derivatives, the adoption of SFAS No. 133 did not have a material effect on earnings or the financial position of the Company.

2.  MERGERS AND ACQUISITIONS

Micrion Corporation—August 1999

    On August 13, 1999, the Company acquired all of the outstanding common stock of Micrion in exchange for 5,064,150 newly issued shares of the Company's common stock plus $30,385 in cash. The merger was accounted for as a purchase and, accordingly, purchase accounting was applied to the assets and liabilities of Micrion. The total purchase price of $69,355 consisted of the fair value of the Company's newly issued shares of common stock, the cash paid to Micrion shareholders and transaction costs of $4,286, including investment banking fees and legal fees associated with required regulatory processes.

    The Company obtained independent appraisals of the fair market value of the intangible assets, inventory and equipment acquired in order to assist management in allocating the total purchase price to the assets acquired and liabilities assumed. To determine the value of each of Micrion's product

F–11

lines, management projected product revenues, gross margins, operating expenses, future research and development costs, income taxes and returns on requisite assets. The resulting operating income projections for each product line were discounted to net present value. This approach was applied to existing technology as well as to research and development projects which had not yet been proven technologically feasible and which had not yet generated revenue at the date of the acquisition. For existing technology product lines, the discount rate used was 15 percent, representing management's estimate of the equity cost of capital for Micrion. For products which had not yet been proven technologically feasible, the discount rates applied ranged from 21 to 23 percent, reflecting the estimated equity cost of capital plus a premium for the risk and uncertainty associated with successful completion and market acceptance for such unproven products.

    Management allocated the Micrion purchase price to the assets acquired and liabilities assumed as follows:

Current assets, including cash of $1,801	$32,683
Equipment	6,342
Existing technology intangible asset	16,277
Goodwill	24,091
In-process research and development	14,089
Deferred income taxes	2,807
Liabilities assumed	(26,934)

Total purchase price	$69,355

    In estimating the value of purchased in-process research and development, the Company identified four significant projects under development at the date of the acquisition. Two of those categories represented enhancements to the resolution and automation of existing products designed primarily for the semiconductor industry. The third project represented enhancements to the automation of products for the data storage industry. The fourth project represented development efforts on products for the lithography photo mask repair market. None of the projects in these categories had been proven technologically feasible or had generated revenue as of the date of the evaluation. In accordance with the Company's policy to expense research and development costs as they are incurred, a one-time charge of $14,089 associated with the write-off of acquired in-process research and development was recorded immediately subsequent to the closing of the merger. Because of the nature of these projects, there is always the risk that a technological hurdle may be encountered that may delay, prevent or increase the development cost of these projects.

    In estimating the value of existing technology acquired, five existing product categories were identified. Three of those product categories are designed primarily for the semiconductor industry, one of those product categories is designed primarily for the data storage industry and another of those product categories is designed for the mask repair market. All of the above product categories are currently generating revenue for the Company.

    The amortization periods for existing technology and goodwill have been established at 10 and 12 years, respectively. The product lines associated with the existing technology are expected to continue to generate revenues for an extended period of time. The Company's major product lines

F–12

consist of basic platform systems, which are modified and enhanced over time as new features and capabilities are added to the platform. It is possible that estimates of anticipated future gross revenues, the remaining estimated economic life of products or technologies or both, may be reduced due to competitive pressures or other factors. Management periodically evaluates the remaining economic useful lives and amortization periods for these intangible assets.

    Pro forma combined statements of operations data, presented as if the merger had occurred on January 1 of each year are as follows:

	Year Ended December 31,
	1998	1999*
Net sales	$224,194	$235,890

Net loss	$(17,845)	$(17,480)

Pro forma net loss per share	$(0.66)	$(0.64)

Pro forma weighted average shares outstanding	27,083	27,356

*
Pro forma results for 1999 include the $14,089 charge for in-process research and development resulting from the Micrion acquisition.

    Concurrent with the merger, Philips Business Electronics purchased from the Company 3,913,299 newly issued shares of common stock for $31,385 in cash.

Additional Philips Sales and Service Organizations—December 1999

    In December 1999, the Company acquired from Philips the electron optics sales, distribution and service operations located in 19 countries. The purchase price for the businesses was their Net Operating Capital ("NOC") at the time of acquisition, plus $3,295. The purchase price totaled $2,879, consisting of NOC of $(416), plus $3,295. Because the transaction was conducted among parties under common control, the assets acquired and liabilities assumed were recorded at net book value, and the $3,295 additional payment to Philips was treated as a dividend. During 1999, the Company transferred such businesses in three countries to independent representatives and intends to transfer additional such businesses to independent representatives in certain smaller market countries in the near future.

F–13

Purchased Goodwill and Technology

    Purchased goodwill and technology consisted of the following:

		December 31,
	Amortization Period
		1999	2000
Existing technology from PEO Combination, net of amortization of $3,893 and $5,268, respectively	12 years	$12,597	$11,222
Existing technology from Micrion acquisition, net of amortization of $543 and $2,287, respectively	10 years	15,734	13,990
Goodwill from PEO Combination, net of amortization of $3,330 and $4,472, respectively	15 years	13,822	12,795
Goodwill from Micrion acquisition, net of amortization of $658 and $2,551, respectively	12 years	23,433	21,533

Purchased goodwill and technology, net		$65,586	$59,540

3.  RESTRUCTURING AND REORGANIZATION

    On July 29, 1998, the Company implemented a restructuring and reorganization plan to consolidate operations, eliminate redundant facilities, reduce operating expenses and provide for outsourcing of certain manufacturing activities. The plan included the elimination of 173 positions worldwide, or about 16% of the Company's work force as of July 29, 1998. The positions affected included manufacturing, marketing, administrative, field service and sales personnel. During the third quarter of 1998, all affected employees were informed of the planned terminations and the related severance benefits they would be entitled to receive. Of the 173 positions targeted for elimination, 76 employees were terminated in 1998, 88 were terminated in 1999 and 9 were terminated in 2000. For certain of the terminated employees in foreign countries, the Company is required to make continuing payments for a period of time after employment ends under existing employment laws and regulations.

    During the third quarter of 1998, the Company reorganized and consolidated its U.S. field service function. The majority of the Company's operations in Mahwah, New Jersey were moved to Hillsboro, Oregon and consolidated with the U.S. field service operations located there. The cost of this U.S. field service reorganization included $87 in employee severance, outplacement and related benefits for terminated employees, and $189 in relocation and moving expenses for certain transferred employees and the assets formerly located in Mahwah. The charge also included $336 for lease abandonment costs of vacating leased premises in Mahwah. These charges are included in the table of restructuring charges shown below. Associated with this move and consolidation of U.S. field service operations were inventory write-offs and additional obsolescence reserves for field service inventory, which totaled $3,278. This amount was charged to cost of sales in 1998.

    In the third quarter of 1998, the Company also undertook a plan to close its Massachusetts office and relocate a portion of the employees. Lease abandonment costs of $108 are included in the table below for the estimated lease termination costs associated with this relocation. Also in the third quarter of 1998, the Company implemented a plan to consolidate its duplicate facilities in each of the U.K. and

F–14

Germany. $129 was incurred in 1998 and $131 was incurred in 1999 for the cost of consolidating these facilities.

    The various components of restructuring and reorganization charges were as follows:

	Beginning Accrued Liability	Charged to Expense	Settled(1)	Ending Accrued Liability
Year Ended December 31, 1998:
Severance, outplacement and related benefits for terminated employees	$—	$4,137	$1,436	$2,701
Lease abandonment costs for vacated facilities	—	444	90	354
Relocation and moving expenses for employees and facilities	—	318	318	—
Cost related to transferring property to vendors	—	168	168	—
Abandonment of leasehold improvements and fixed assets in location vacated; non-cash charge	—	253	253	—

1998 Totals	$—	$5,320	$2,265	$3,055

(1)
Represents cash payments as well as effects of changes in currency translation on recorded liabilities.

	Beginning Accrued Liability	Charged to Expense	Settled(1)	Ending Accrued Liability
Year Ended December 31, 1999:
Severance, outplacement and related benefits for terminated employees	$2,701	$—	$1,036	$1,665
Lease abandonment costs for vacated facilities	354	—	332	22
Relocation and moving expenses for employees and facilities	—	131	131	—

1999 Totals	$3,055	$131	$1,499	$1,687

Year Ended December 31, 2000:
Severance, outplacement and related benefits for terminated employees	$1,665	$—	$1,138	$527
Lease abandonment costs for vacated facilities	22	22	—

2000 Totals	$1,687	$$1,160	$527

(1)
Represents cash payments as well as effects of changes in currency translation on recorded liabilities.

F–15

FEI COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In Thousands, Except Share Data)

3.  RESTRUCTURING AND REORGANIZATION (Continued)

    These amounts are reported in the consolidated balance sheets as follows:

	December 31,
	1999	2000
Accrued restructuring costs	$426	$—
Accrued payroll liabilities	1,261	527

Total	$1,687	$527

4.  RECEIVABLES

    Receivables consisted of the following:

	December 31,
	1999	2000
Trade accounts receivable	$80,680	$86,896
Allowance for doubtful accounts	(3,052)	(3,216)

Total receivables	$77,628	$83,680

5.  INVENTORIES

    Inventories consisted of the following:

	December 31,
	1999	2000
Raw materials and assembled parts	$29,148	$28,917
Service inventories; current requirements	6,540	5,401
Work in process	20,896	19,968
Finished goods	17,824	18,523

	74,408	72,809
Reserve for obsolete inventory	(14,891)	(13,013)

Total inventories	$59,517	$59,796

F–16

6.  EQUIPMENT

    Equipment consisted of the following:

	December 31,
	1999	2000
Leasehold improvements	$2,962	$3,202
Machinery and equipment	16,874	24,406
Demonstration systems	17,976	17,721
Other fixed assets	10,693	8,747

	48,505	54,076
Accumulated depreciation	(19,737)	(25,905)

Total equipment	$28,768	$28,171

7.  OTHER ASSETS

    Other assets consisted of the following:

	December 31,
	1999	2000
Service inventories, noncurrent requirements, net of obsolescence reserves of $8,537 and $7,550, respectively	$11,716	$13,706
Capitalized software development costs, net of amortization of $1,938 and $3,629, respectively	4,821	5,260
Patents, net of amortization of $60 and $82, respectively	261	239
Investment in unconsolidated affiliates	3,000	4,250
Deposits and other	2,089	2,509

Total other assets	$21,887	$25,964

    Software development costs capitalized during the years ended December 31, 1998, 1999 and 2000 were $2,291, $2,866 and $2,413, respectively. Amortization of software development costs was $459, $1,562 and $1,748 for the years ended December 31, 1998, 1999 and 2000, respectively.

    On September 28, 1999, the Company purchased 1,231,982 shares of preferred stock in Surface/Interface, Inc. ("Surface/Interface") for $3,000 in cash. In June 2000, the Company purchased an additional 513,326 shares of preferred stock for $1,250 in cash. As of December 31, 2000, the Company owns 12.6% of the outstanding voting stock of Surface/Interface and accounts for its investment under the cost method. Surface/Interface is a semiconductor capital equipment company. The Company also holds a warrant to purchase an additional 9.5% interest in Surface/Interface. The Company entered into a distribution agreement with Surface/Interface whereby the Company obtained rights to distribute and service Surface/Interface's stylus-based atomic force microscopy tool in Europe and North America.

    The Company owns 500,000 shares of Norsam Technologies, Inc. ("Norsam") preferred stock. In September 1998, the Company reevaluated the carrying value of this cost-method investment. Management revised its projections of future cash flows that it expected to receive from this investment based on Norsam's operating results and its divestiture of certain operating assets. Accordingly,

F–17

management determined that the carrying value of its investment was permanently impaired and recorded a valuation adjustment of $3,267 to reduce the carrying value of this investment to zero.

8.  PRODUCT UPGRADE PROGRAM

    During 1998 the Company re-evaluated an upgrade program undertaken to replace certain third party manufactured parts within the installed base of a TEM product series. In 1998 management concluded that continuing to repair the defective parts was not a viable solution and that substantially all of the installed base would have to be upgraded with replacement parts. A charge to cost of sales of $3,751 was recognized in 1998 to reflect the decision to proceed with these replacements. $846 and $1,441, representing the estimated cost of the program over the next twelve months, were included in other current liabilities as of December 31, 1999 and 2000, respectively. $1,144, representing the non-current portion of the estimated program cost, was included in other liabilities as of December 31, 1999.

9.  BANK LINES OF CREDIT AND CREDIT FACILITY WITH PHILIPS

    On February 25, 1999, the Company entered into a credit facility with Philips and terminated its prior bank line of credit. In August 2000, the credit facility was amended, increasing the borrowing capacity from $50,000 to its present $75,000 and increasing the minimum shareholders' equity covenant from $100,000 to $150,000. Advances under the credit facility may be made in three currencies and bear interest at LIBOR plus 0.75%. The weighted average interest rates in effect at December 31, 1999 and 2000 were 5.02% and 4.44%, respectively. Advances up to $10,000 may be made on a revolving current account basis, with additional advances made in maturities of one-month, three-month, or six-month terms. The credit facility is unsecured and matures on February 26, 2002. The credit facility terminates on the earlier of 120 days after Philips Business Electronics' ownership falls below 45% of the Company's outstanding common stock or 120 days after Philips no longer includes FEI in its consolidated group for financial reporting purposes. The credit facility requires that the Company meet certain financial covenants, such as interest coverage and minimum net worth. As of December 31, 2000, the Company was in compliance with all of these covenants. Based on management's intent, the borrowings outstanding under the credit facility are classified as long-term.

    The Company also maintains a $10,000 unsecured and uncommitted bank borrowing facility in the U.S. and certain limited facilities in selected foreign countries. In addition, the Company maintains a $5,000 unsecured and uncommitted bank facility in the U.S. for the purpose of issuing standby letters of credit. At December 31, 2000, the Company had outstanding standby letters of credit totaling approximately $818 to secure customer advance deposits. The Company also had outstanding at December 31, 2000 a $559 foreign bank guarantee for one of its subsidiaries. In addition, Philips has guaranteed approximately $1,500 of the Company's financial obligations.

10.  LEASE OBLIGATIONS

    Operations are conducted in manufacturing and administrative facilities under operating leases that extend through 2006. The lease agreements generally provide for payment of base rental amounts plus the Company's share of property taxes and common area costs. The leases generally provide renewal options at current market rates.

F–18

    Rent expense is recognized on a straight-line basis over the term of the lease. Rent expense for the years ended December 31, 1998, 1999 and 2000 was $3,792, $3,876 and $4,998, respectively.

    The approximate future minimum rental payments due under these agreements as of December 31, 2000 are $6,737, $5,767, $4,726, $3,809 and $2,069 for the years ending December 31, 2001 through 2005, respectively, and $436 thereafter.

11.  INCOME TAXES

    Income tax expense (benefit) on income (loss) before cumulative effect of change in accounting principle consisted of the following:

	Year Ended December 31,
	1998	1999	2000
Current:
Federal	$2,200	$1,415	$10,064
State	404	(11)	1,772
Foreign	(276)	4,586	8,945

Subtotal	2,328	5,990	20,781
Deferred benefit	(7,125)	(1,190)	(6,708)

Total tax expense (benefit)	$(4,797)	$4,800	$14,073

    The effective income tax rate applied to income (loss) before cumulative effect of change in accounting principle varies from the U.S. federal statutory rate due to the following:

	Year Ended December 31,
	1998	1999	2000
Expected tax expense (benefit) at statutory rates	$(4,611)	$(858)	$12,209
Increase (reduction) in income taxes resulting from:
Foreign taxes	7	(73)	(957)
Purchased in-process research and development	—	4,931	—
State income taxes	(478)	(5)	656
Goodwill amortization	524	676	1,089
Other	(239)	129	1,076

Total tax expense (benefit)	$(4,797)	$4,800	$14,073

F–19

    The tax effects of temporary differences that give rise to significant portions of deferred tax assets and deferred tax liabilities are as follows:

	December 31,
	1999	2000
Deferred tax assets:
Accrued liabilities	$2,716	$4,064
Warranty reserves	2,768	5,082
Inventory reserves	8,319	5,744
Allowance for bad debts	779	996
Basis differences in investments	2,069	290
Net operating loss carryforwards	2,194	—
Net capital loss carryforward	—	1,360
Research and development tax credit carryforwards	632	—
Revenue recognition	—	5,850
Other assets	1,265	2,587

Total deferred tax assets	20,742	25,973

Deferred tax liabilities:
Capitalized software development costs	(1,574)	(1,923)
Existing technology and other intangibles	(11,786)	(10,480)
Basis difference in equipment	(971)	(755)
Other liabilities	(349)	(274)

Total deferred tax liabilities	(14,680)	(13,432)

Net deferred tax asset	$6,062	$12,541

    These deferred tax components are reflected in the consolidated balance sheet as follows:

	December 31,
	1999	2000
Deferred tax:
Current asset	$16,699	$22,525
Long-term liability	(10,637)	(9,984)

Net deferred tax asset	$6,062	$12,541

    The net capital loss carryforward will expire in the year 2003, if not utilized by the Company.

    As of December 31, 2000, U.S. income taxes have not been provided for approximately $35,000 of cumulative undistributed earnings of several non-U.S. subsidiaries because the Company intends to reinvest these earnings indefinitely in operations outside the U.S. Upon distribution of those earnings in the form of dividends or otherwise, the Company would be subject to both U.S. income taxes (subject to an adjustment for foreign tax credits) and withholding taxes payable to the various foreign

F–20

countries. Determination of the amount of the unrecognized deferred U.S. income tax liability is not practicable because of the complexities associated with its hypothetical calculation.

    The U.S. Internal Revenue Service ("IRS") is currently auditing the Company's federal income tax returns for fiscal 1998. Management believes that sufficient taxes have been provided in prior years and that the ultimate outcome of the IRS audit will not have a material adverse effect on the Company's financial position, results of operations or cash flows.

12.  SHAREHOLDERS' EQUITY

    Capital Stock—As of December 31, 2000, 3,944,397 shares of common stock were reserved for stock incentive plans.

    As part of the PEO Combination, the Company agreed to issue to Philips Business Electronics additional shares of common stock of the Company when stock options that were outstanding on the date of the closing of the PEO Combination (February 21, 1997) are exercised. Philips Business Electronics' right to receive additional shares also applies to specific options granted on September 18, 1998 which replaced options outstanding on February 21, 1997. Any such additional shares are issued at a rate of approximately 1.22 shares to Philips Business Electronics for each share issued on exercise of these options. The Company receives no additional consideration for these shares issued to Philips Business Electronics under this agreement. As of December 31, 2000, 490,764 shares of the Company's common stock are potentially issuable and reserved for issuance as a result of this agreement.

    Also as part of the PEO Combination agreement, until Philips' ownership percentage of the Company's common stock drops below 40%, whenever the Company offers more than 0.5% of its outstanding securities to any person or entity, Philips Business Electronics has a reasonable opportunity to purchase from the Company at the then current market price additional shares necessary to maintain its ownership percentage at up to 55%.

    Stock Incentive Plans—The Company maintains stock incentive plans for selected directors, officers, employees and certain other parties which allow the Board of Directors to grant options (incentive and nonqualified), stock and cash bonuses and stock appreciation rights and to sell restricted stock.

    The 1995 Stock Incentive Plan ("1995 Plan") allows for issuance of a maximum of 4,000,000 shares. The 1995 Supplemental Stock Incentive Plan ("1995 Supplemental Plan") allows for issuance of a maximum of 500,000 shares. The Board of Directors' ability to grant options under either the 1995 Plan or the 1995 Supplemental Plan will terminate, if the plans are not amended, when all shares reserved for issuance have been issued and all restrictions on such shares have lapsed or earlier, at the option of the Board of Directors.

F–21

    Options are granted under various vesting arrangements, up to a maximum of five years. Options expire after a maximum of ten years. Options outstanding are summarized as follows:

	Number of Shares	Weighted Average Exercise Price
Balance, December 31, 1997	1,197,315	$12.03
Options granted	1,711,474	7.87
Options exercised	(8,550)	7.50
Options expired or cancelled	(1,406,709)	11.92

Balance, December 31, 1998	1,493,530	7.39

Options granted	1,019,750	8.24
Options exercised	(56,921)	7.93
Options expired or cancelled	(150,474)	8.53

Balance, December 31, 1999	2,305,885	7.66

Options granted	411,050	23.23
Options exercised	(389,095)	8.36
Options expired or cancelled	(335,652)	7.86

Balance, December 31, 2000	1,992,188	$10.71

    During 1998, employees and directors of the Company with outstanding option grants were given the opportunity to return stock options granted prior to September 10, 1998 for cancellation and receiving replacement options with new terms. In response to this program, employees and directors of the Company surrendered existing options and received new options covering a total of 1,181,348 shares. The new options were granted on September 18, 1998 at an exercise price of $6.63 and vest 20 percent six months after grant date, 20 percent one year after grant date and 20 percent per year thereafter.

    Additional information regarding options outstanding as of December 31, 2000 is as follows:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Outstanding as of December 31, 2000	Weighted Avg. Remaining Contractual Life (years)	Weighted Average Exercise Price	Exercisable as of December 31, 2000	Weighted Average Exercise Price
$6.12 - $6.63	803,377	7.7	$6.61	422,522	$6.61
$6.64 - $7.29	353,912	8.8	7.27	9,225	7.07
$7.30 - $9.00	217,366	7.8	7.89	76,911	7.94
$9.01 - $13.25	204,133	7.7	10.86	52,533	10.77
$13.26 - $22.69	224,350	9.2	21.25	12,350	15.91
$22.70 - $31.81	189,050	9.7	25.12	694	30.00

	1,992,188	8.3	$10.71	574,235	$7.40

F–22

FEI COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In Thousands, Except Share Data)

12.  SHAREHOLDERS' EQUITY (Continued)

    The weighted average fair value of options granted, as calculated under SFAS No. 123, was $5.95, $5.56 and $15.65 for the years ended December 31, 1998, 1999 and 2000, respectively.

    Employee Stock Purchase Plan—In 1998 the Company implemented an Employee Stock Purchase Plan ("ESPP"). Under the ESPP, employees may elect to have compensation withheld and placed in a designated stock subscription account for purchase of common stock of the Company. The purchase price is set at a 15 percent discount from market price at the beginning or end of each six-month purchase period, whichever is lower. The ESPP allows a maximum purchase of 1,000 shares by each employee during any 12-month purchase period. During 1998, employees purchased 79,344 shares at an average purchase price of $5.32. During 1999, employees purchased 141,815 shares at an average purchase price of $5.39. During 2000, employees purchased 189,062 shares at an average purchase price of $7.43. At December 31, 2000, 489,779 shares of common stock were reserved for issuance under the ESPP. The weighted average fair value in excess of the purchase price for ESPP shares purchased, as calculated under SFAS No. 123, was $5.47, $2.42 and $3.55 for the years ended December 31, 1998, 1999 and 2000, respectively.

    Restricted Stock Award and Purchase—On June 25, 1998, in connection with the commencement of his employment with FEI, Mr. Vahé Sarkissian, President and Chief Executive Officer, was granted a stock bonus of 50,000 shares of common stock of FEI. The stock was valued at $7.41 per share, or $370, the fair market value on the date of grant. 25,000 shares of the stock bonus were subject to forfeiture if Mr. Sarkissian's employment as Chief Executive Officer of FEI terminated before June 25, 1999.

    Also on June 25, 1998, in connection with his commencement of employment with FEI as Chief Executive Officer, FEI sold to Mr. Sarkissian 150,620 shares of common stock of FEI subject to specified restrictions. The purchase price for the shares was $7.41, or $1,116, the fair market value on the date of purchase. The restriction on these shares is removed at a rate of 20% on June 25, 1998 and an additional 20% annually thereafter through the year 2002. Effective June 25, 1998, FEI loaned Mr. Sarkissian the amount of $1,116 for the purchase of these restricted shares.

    Disclosure of Stock Based Compensation Costs—No compensation cost has been recognized for stock options granted or ESPP shares issued at fair value on the date of grant or issuance. Had compensation cost for the Company's stock option and ESPP plans been determined based on the

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estimated fair value of the options or shares at the date of grant, the Company's net income (loss) and net income (loss) per share would have been reduced to the pro forma amounts shown as follows:

	Year Ended December 31,
	1998	1999	2000
Net income (loss):
As reported	$(8,908)	$(7,380)	$13,311
Pro forma	(10,036)	(10,550)	10,974
Net income (loss) per share, basic:
As reported	$(0.49)	$(0.34)	$0.47
Pro forma	(0.55)	(0.49)	0.39
Net income (loss) per share, diluted:
As reported	$(0.49)	$(0.34)	$0.45
Pro forma	(0.55)	(0.49)	0.37

    The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	Year Ended December 31,
	1998	1999	2000
Dividend yield	0.0%	0.0%	0.0%
Expected volatility (based on historical volatility)	77.6%	72.3%	78.3%
Weighted average risk-free interest rate	5.3%	5.7%	6.2%
Weighted average expected term	7.2 years	5.7 years	5.0 years

    The fair value of ESPP shares was estimated at the start of each purchase period using the Black-Scholes option-pricing model with the following assumptions:

	Year Ended December 31,
	1998	1999	2000
Dividend yield	0.0%	0.0%	0.0%
Expected volatility (based on historical volatility)	77.6%	72.3%	78.3%
Weighted average risk-free interest rate	4.5%	5.1%	4.8%
Weighted average expected term	0.5 years	0.5 years	0.5 years

13.  EARNINGS PER SHARE

    The Company reports basic and diluted net income (loss) per share in accordance with Statement of Financial Accounting Standards No. 128, Earnings per Share. The difference between basic and diluted net income (loss) per share is a result of the dilutive effect of options, which are considered

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potential common shares. The difference between the number of shares used in the calculation of basic and diluted net income (loss) per share is as follows:

	Year Ended December 31,
	1998	1999	2000
Weighted average shares outstanding—basic	18,105,808	21,745,065	28,090,554
Dilutive effect of stock options calculated using the treasury stock method	—	—	1,736,799

Weighted average shares outstanding—diluted	18,105,808	21,745,065	29,827,353

All potentially dilutive securities outstanding during 1998 and 1999 have been excluded from the calculation for those years because their effect would reduce the net loss per share and therefore would be anti-dilutive. During the year ended December 31, 2000, 139,050 stock options have been excluded from the calculation of diluted earnings per share because their effect would be anti-dilutive.

14.  EMPLOYEE BENEFIT PLANS

    Pension Plans—Employee pension plans have been established in many foreign countries in accordance with the legal requirements and customs in the countries involved. The majority of employees in Europe, Asia and Canada are covered by defined benefit pension plans sponsored by Philips. Employees in the U.S. are not covered by defined benefit pension plans. The benefits provided by these plans are based primarily on years of service and employees' compensation near retirement. The funding policy for the plans is consistent with local requirements in the countries of establishment. The Company's share of the cost or benefit under these plans is determined by Philips and allocated to the Company. In certain countries the return on invested assets exceeds the cost of the benefit under these Philips pension plans, and the Company is allocated a portion of the rebate that Philips receives. The Company's pension cost (benefit) under these Philips sponsored pension plans was $414, ($210) and ($1,576) for the years ended December 31, 1998, 1999 and 2000, respectively. Whenever Philips is no longer the majority shareholder of the Company, employees who currently participate in the Philips sponsored pension plans will be transferred to other pension arrangements and the Company's pension costs will likely increase. Because the Company's employees represent less than 1% of the total active participants in these Philips plans, and because separate pension records are not maintained for each participating company, the Company does not account for its share of plan assets and obligations within the Philips sponsored plans.

    In certain foreign countries, employees are covered by pension plans under local legal requirements. The total cost of these additional pension plans was $205, $189 and $437 for the years ended December 31, 1998, 1999 and 2000, respectively. These supplemental pension plans are not funded. A liability for the projected benefit obligations of these supplemental plans of $827 and $903 is included in other non-current liabilities as of December 31, 1999 and 2000, respectively.

    Provision for Post-Employment Benefits Other Than Pensions—The Company's employees in The Netherlands are generally covered by Philips sponsored plans providing post-employment benefits other than pensions. In accordance with SFAS No. 106, Philips began accruing for the related transition obligation over a 20 year period at the corporate level, commencing in 1993. The portion of the

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corporate provision allocable to the Company's operations is charged to the Company. On the basis of the number of the Company's employees located in The Netherlands, an amount of approximately $75 each year has been allocated to the Company. The unrecognized part of the liabilities allocated on the same basis to the Company amounts to approximately $700 at both December 31, 1999 and 2000.

    Profit Share Plan—In the year ended December 31, 2000, the Company implemented a Profit Share Plan ("PSP") covering substantially all employees of the Company who are not already covered by an incentive compensation plan. The PSP pays employees a share of company profits on a semi-annual basis, subject to approval by the Company's Board of Directors. For the year ended December 31, 2000, the total cost of the PSP was $2,155. During 1998 and 1999, the Company maintained an Employee Incentive Plan ("EIP") for employees in the U.S., that was based on achieving certain targeted levels of operating income determined by the Board of Directors on a year-to-year basis. For the years ended December 31, 1998 and 1999, the total cost of the EIP was $118 and $695, respectively.

    Profit Sharing 401(k) Plan—The Company has a profit sharing 401(k) plan that covers substantially all U.S. employees. Employees may defer a portion of their compensation, and the Company may contribute an amount approved by the Board of Directors. The Company matches 100 percent of employee contributions to the 401(k) plan, up to one and one half percent of each employee's eligible compensation. In addition, a supplemental match may be approved by the Board of Directors, based on company performance, up to a maximum of an additional three percent of eligible compensation. Employees must meet certain requirements to be eligible for the Company matching contribution. For the years ended December 31, 1998, 1999 and 2000, the Company contributed $559, $676 and $1,312, respectively, to this plan.

15.  RELATED-PARTY ACTIVITY

    Sales to Philips Organizations—A number of Philips sales organizations acted as distributors for the Company's products through November 1999 in their respective countries (see Note 2). In addition, certain Philips business units purchase the Company's products for internal use. Sales to Philips amounted to $16,684, $17,763 and $9,518 during the years ended December 31, 1998, 1999 and 2000, respectively.

    Materials Purchases from Philips—See Note 1. A substantial portion of the subassemblies included in the Company's FIBs, TEMs and SEMs are purchased from Philips Enabling Technologies Group. Materials purchases from Philips and its affiliates amounted to approximately $14,450, $18,600 and $26,398 for the years ended December 31, 1998, 1999 and 2000, respectively.

    Purchases Under Philips Arrangements—From time to time, the Company purchases materials, supplies and services under collective purchase agreements and purchase conditions negotiated by Philips for the benefit of its group of companies. For this service, the Company has paid a fixed annual fee amounting to approximately $67, $186 and $127 for the years ended December 31, 1998, 1999 and 2000, respectively. The Company also participates in certain business insurance programs under terms arranged by Philips. The benefits to the Company of these arrangements cannot be calculated precisely, but management believes that the costs of procuring these goods and services on a stand alone basis would be higher than the cost under the Philips arrangements.

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    Employment Related Arrangements—Through the majority shareholdings of Philips, the Company had the benefit of certain collective bargaining arrangements and the Philips rate for social charges in The Netherlands and other countries. Whenever Philips is no longer the majority shareholder, the Company will have to negotiate new collective bargaining arrangements and there will be a new social charge rate applied to the Company, which will result in increased labor costs for the Company. See also Note 14.

    Leased Facilities from Philips—The Company leases sales, service and administrative facilities from Philips in certain countries under various services agreements (see "Other Services Provided by Philips" below).

    Development Services Provided by Philips—During 1998, the Company entered into a research and development contract with the Philips Enabling Technologies Group for the development of the stage assembly for the Company's next generation of instruments. In September 1998, the contract was terminated before completion, and the Company agreed to settle its obligations to Philips Enabling Technologies Group for design and development services rendered under the contract for $3,581. This amount is included in research and development expense in the year ended December 31, 1998.

    The Company also purchases research and development services from Philips central research facility. During the years ended December 31, 1998, 1999 and 2000, the Company paid $300, $950 and $1,668, respectively, for such services.

    All of the patents used by the Company relating to its Electron Optics business segment products and certain Microelectronics business segment products are licensed from Philips and its affiliates. As part of the PEO Combination, the Company acquired perpetual rights to certain patents owned by Philips. In addition, the Company has access to technology through cross-licenses between Philips affiliates and a large number of manufacturers in the electronics industry worldwide, and the Company's patents are also subject to such cross-licenses. Some of these cross-licenses provide the Company with the right to use intellectual property that relates to its core technologies. In general these cross licenses are subject to continued majority ownership of the Company by Philips, and whenever that majority ownership ceases, the Company may lose these rights. This could result in increased royalty costs, or patent infringement actions and the costs associated with such claims, including direct costs as well as the diversion of management and technical resources.

    Other Services Provided by Philips—In connection with the PEO Combination, the Company entered into various services agreements with Philips affiliates for the purpose of defining ongoing relationships. These agreements set forth certain rights and obligations of the Company, Philips and their respective affiliates on a prospective basis. The agreements afford the Company continued access to the research and development resources of Philips on a fee basis (see above), and provide for the parties' respective rights to intellectual property. These service agreements also provide for Philips affiliates to continue to provide certain administrative, accounting, customs, export, human resources, import, information technology, logistics, occupancy and other services that have been provided to the Company in the past. During the years ended December 31, 1998, 1999 and 2000, the Company paid Philips approximately $3,250, $2,750 and $3,600 for these administrative and other services.

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    Current Accounts with Philips—Current accounts with Philips represent accounts receivable and accounts payable between the Company and other Philips units. Most of the current account transactions relate to deliveries of goods and materials.

    Current accounts with Philips consist of the following:

	December 31,
	1999	2000
Current accounts receivable	$4,921	$8,085
Current accounts payable	(4,826)	(2,819)

Total	$95	$5,266

    Agreement with Philips Effective as of December 31, 2000—The Company, Philips Business Electronics and Philips entered into an agreement, effective as of December 31, 2000 (the "Supplemental Agreement"), that clarifies certain relationships and transactions between the parties. Certain terms of the agreement become effective on the earlier of 120 days after Philips Business Electronics' ownership interest falls below 45% of the Company's outstanding shares of common stock or 120 days after Philips no longer includes FEI in its consolidated group for financial reporting purposes (a "Triggering Event"). The agreement addresses, among other things, patents and intellectual property, research and development services, use of the Philips name and trademark, participation in Philips' insurance programs and the Philips credit facility. If a Triggering Event occurs, the Company will no longer participate in certain Philips sponsored or administered programs. The Company may continue to purchase certain of these services from Philips, at rates yet to be negotiated. In addition, certain of these services would be procured from other suppliers. Management estimates that its cost to procure these services from other suppliers or from Philips under a negotiated rate would be in excess of the amounts currently paid to Philips. Under terms of the agreement Philips will pay up to $6,000 to the Company over a three-year period which would reduce the effect of any increased costs. These payments would terminate on a change of control of FEI, as defined in the agreement.

    Other Related Party Transactions—For the years ended December 31, 1998, 1999 and 2000, the Company made equipment sales of $1,721, $372 and $1,811, respectively, to a customer in which the Company's Chief Executive Officer has an ownership interest. As of December 31, 2000, the Company also had outstanding $492 in lease guarantees for this customer (see Note 17).

    In September 1999 the Company made an investment of $3,000 in an unconsolidated affiliate in which the Company's Chief Executive Officer has an ownership interest. In June 2000 the Company made an additional investment of $1,250 in this same unconsolidated affiliate (see Note 2).

16.  FAIR VALUE OF FINANCIAL INSTRUMENTS

    Management believes the carrying amounts of cash and cash equivalents, receivables, current account with Philips, accounts payable and other current liabilities are a reasonable approximation of the fair value of those financial instruments because of the nature of the underlying transactions and the short-term maturities involved. Management believes that the carrying amounts of bank line of credit borrowings and the credit facility with Philips are a reasonable approximation of the fair value of

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those financial instruments because they bear interest at revolving market rates and because of the short-term maturities involved. The fair value of the Company's investment in unconsolidated affiliates is not readily determinable as the securities are not actively traded.

    International operations give rise to market risks from changes in foreign currency exchange rates. Forward exchange contracts are used to hedge a portion of the risk of foreign currency fluctuations. The Company's practice generally is to hold such hedge contracts to maturity. The fair value of such contracts is not material. The counter-parties to such transactions are major financial institutions. Accordingly, no provision for counter-party non-performance has been made. As of December 31, 2000, the notional amount of forward exchange contracts outstanding totaled approximately $2,458, maturing at various dates through January 2001. The difference between the contracted rate and the spot rate at December 31, 2000 amounted to an unrealized gain of $173.

17.  COMMITMENTS AND CONTINGENT LIABILITIES

    The Company is a party to litigation arising in the ordinary course of business. In the opinion of management, these actions will not have a material adverse effect, if any, on the Company's financial position, results of operations or cash flows.

    In conjunction with the acquisition of Micrion in August 1999, the Company assumed potential liability in connection with a 1996 class action securities suit brought against Micrion. In December 1999, the U.S. District Court for the District of Massachusetts granted the Company's renewed summary judgement motion. In January 2000, the plaintiffs appealed the decision to the U.S. Court of Appeals for the First Circuit. The appeal is pending in the First Circuit Court of Appeals, which heard oral argument in the case on December 6, 2000, and currently has the matter under advisement. The Company expects that it will be several months before the appeal is decided. The Company continues to believe the complaint to be without merit and intends to continue its vigorous defense of the claims.

    The Company is self-insured for certain aspects of its property and liability insurance programs and is responsible for deductible amounts under certain policies. The deductible amounts generally range from $10 to $250 per claim.

    The Company participates in third party equipment lease financing programs with U.S. financial institutions for a small portion of products sold. Under these arrangements, the financial institutions have limited recourse with the Company on a portion of the outstanding lease portfolio. Under certain circumstances, the Company is obligated to exercise best efforts to re-market instruments, should they be reacquired by the financial institutions. As of December 31, 2000, the Company had guarantees outstanding under these lease financing programs, which totaled $1,203, related to lease transactions entered into from 1996 through 1999.

18.  SEGMENT AND SIGNIFICANT CUSTOMER INFORMATION

    The Company operates in four business segments. The Microelectronics segment manufactures and markets FIBs and DualBeam systems. Microelectronics segment products are sold primarily to the semiconductor and data storage markets, with additional sales to the industry and institute market. The Electron Optics segment manufactures and markets SEMs and TEMs. Electron Optics products are

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sold in the industry and institute market to materials and life sciences customers, as well as in the semiconductor and data storage markets. The Components segment manufactures and markets electron and ion emitters, focusing columns and components thereof. These components are used in the Company's FIB, DualBeam, SEM and TEM systems and are also sold to other electron microscope and FIB manufacturers. The Customer Service segment services the Company's worldwide installed base of products, generally under service contracts. See also Note 1.

    The following table summarizes various financial amounts for each of the Company's business segments:

	Micro- electronics	Electron Optics	Components	Customer Service	Corporate and Eliminations	Total
1998:
Sales to external customers	$54,596	$79,906	$15,528	$28,741	$—	$178,771
Inter-segment sales	—	7,660	4,215	—	(11,875)	—

Total sales	54,596	87,566	19,743	28,741	(11,875)	178,771
Gross profit	20,584	29,323	8,364	1,189	(268)	59,192
Depreciation & amortization	2,665	1,992	750	702	2,516	8,625
Operating income (loss)	(1,508)	(3,155)	4,831	(1,541)	(8,203)	(9,576)
Total assets	56,276	85,121	6,904	13,557	29,280	191,138
1999:
Sales to external customers	84,061	83,158	11,733	37,200	—	216,152
Inter-segment sales	—	10,169	4,274	—	(14,443)	—

Total sales	84,061	93,327	16,007	37,200	(14,443)	216,152
Gross profit	40,357	30,051	5,339	10,239	(977)	85,009
Depreciation & amortization	4,484	3,521	1,023	697	3,986	13,711
Operating income (loss)	8,559	2,513	2,695	6,800	(23,082)	(2,515)
Total assets	95,642	81,619	5,925	35,922	68,992	288,100
2000:
Sales to external customers	147,307	107,982	18,277	46,734	—	320,300
Inter-segment sales	1,019	5,588	5,690	—	(12,297)	—

Total sales	148,326	113,570	23,967	46,734	(12,297)	320,300
Gross profit	77,451	42,960	9,513	8,113	(915)	137,122
Depreciation & amortization	5,906	3,312	985	1,658	6,418	18,279
Operating income (loss)	31,554	8,312	6,463	2,912	(12,721)	36,520
Total assets	96,590	107,723	12,347	33,458	64,705	314,823

    The Microelectronics segment includes the activity of Micrion from August 14, 1999 and thereafter, including 1999 sales of $12,779. The 1998 gross profit and operating income (loss) reflect non-recurring charges of $3,083 in the Microelectronics segment and $6,443 in the Electron Optics segment. Inter-segment sales are shown at cost, with no markup for gross profit within the selling segment, and are eliminated in consolidation. Corporate administration expenses, amortization of purchased goodwill and technology, charges for in-process research and development, and restructuring

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and reorganization costs are not allocated to the Company's business segments. Assets that cannot be assigned to a specific segment are shown as corporate assets, including purchased goodwill and technology.

    The Company's long-lived assets were geographically located as follows:

	December 31,
	1999	2000
U.S.	$102,093	$97,002
The Netherlands	8,714	10,684
Other	5,434	5,989

Total	$116,241	$113,675

    The following table summarizes sales by geographic region:

	North America	Europe	Asia Pacific	Other	Total
1998:
Product sales to customers	$58,933	$48,881	$38,370	$3,846	$150,030
Service sales to customers	15,468	12,178	1,095	—	28,741

Total sales	$74,401	$61,059	$39,465	$3,846	$178,771

1999:
Product sales to customers	$74,093	$49,402	$50,052	$5,405	$178,952
Service sales to customers	20,036	13,818	3,148	198	37,200

Total sales	$94,129	$63,220	$53,200	$5,603	$216,152

2000:
Product sales to customers	$113,080	$73,253	$86,523	$710	$273,566
Service sales to customers	24,637	14,528	7,472	97	46,734

Total sales	$137,717	$87,781	$93,995	$807	$320,300

    Sales to customers in the U.S. were $73,190, $92,590 and $135,054 for the years ended December 31, 1998, 1999 and 2000, respectively. Sales to customers in Japan were $39,287 for the year ended December 31, 2000. Sales to no other country represented 10 percent or more of total sales in 1998, 1999 or 2000.

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PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution

    The following table sets forth the estimated expenses in connection with the issuance and distribution of the securities being registered, excluding the representative's nonaccountable expense allowance, all of which expenses will be paid by the Registrant:

SEC registration fee	$71,979
Nasdaq additional listing fee	17,500
NASD fee	29,291
Accounting fees and expenses	60,000	*
Legal fees and expenses	150,000	*
Printing and related expenses	175,000	*
Miscellaneous expenses	125,230	*

Total	$629,000	*

*
Estimated expenses.

Item 15.  Indemnification of Directors and Officers

    Article III of the Registrant's Second Amended and Restated Articles of Incorporation and its Restated Bylaws require indemnification of current or former directors of FEI to the fullest extent not prohibited by the Oregon Business Corporation Act. The Oregon Business Corporation Act permits or requires indemnification of directors and officers in certain circumstances. The effects of the indemnification provisions are as follows:

    (a) The indemnification provisions grant a right of indemnification in respect of any proceeding (other than an action by or in the right of FEI), if the person concerned acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interest of FEI, was not adjudged liable on the basis of receipt of an improper personal benefit and, with respect to any criminal action or proceeding, had no reasonable cause to believe the conduct was unlawful. The termination of a proceeding by judgment, order, settlement, conviction or plea of nolo centendere, or its equivalent, is not, of itself, determinative that the person did not meet the required standards of conduct.

    (b) The indemnification provisions grant a right of indemnification in respect of any proceeding by or in the right of FEI against the expenses (including attorney fees) actually and reasonably incurred if the person concerned acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of FEI, except that no right of indemnification will be granted if the person is adjudged to be liable to FEI.

    (c) Every person who has been wholly successful, on the merits or otherwise, in the defense of any proceeding to which the person was a party because of the person's status as a director or officer is entitled to indemnification as a matter of right.

    (d) Because the limits of permissible indemnification under Oregon law are not clearly defined, the indemnification provisions may provide indemnification broader than that described in (a) and (b).

    (e) The Registrant may advance to a director or officer the expenses incurred in defending any proceeding in advance of its final disposition if the director or officer affirms in writing in good faith that he or she has met the standard of conduct to be entitled to indemnification as described in (a) or

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(b) above and undertakes to repay any amount advanced if it is determined that the person did not meet the required standard of conduct.

    The Registrant has obtained insurance for the protection of its directors and officers against any liability asserted against them in their official capacities. The rights of indemnification described above are not exclusive of any other rights of indemnification to which the persons indemnified may be entitled under any bylaw, agreement, vote of shareholders or directors or otherwise.

    Pursuant to the underwriting agreement, the underwriters agree to indemnify, under certain conditions, the selling shareholder and the Registrant's and Philips' officers and directors and persons who control the Registrant and the selling shareholders within the meaning of the Securities Act of 1933 against certain liabilities.

Item 16.  Exhibits

1.1	Form of Underwriting Agreement
5.1	Opinion of Stoel Rives LLP
10.2*	Nonqualified Deferred Compensation Plan effective February 22, 2001.
23.1	Consent of Deloitte & Touche LLP, independent auditors
23.2*	Consent of Stoel Rives LLP (included in Exhibit 5.1)
24.1*	Power of Attorney

*
Filed previously

Item 17.  Undertakings

  (a)
  The undersigned Registrant hereby undertakes:

      (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

        (A) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

        (B) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement provided, however, that any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

        (C) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

  provided, however, that paragraphs (a)(1)(A) and (a)(1)(B) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

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      (2) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

      (3) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (4) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

    (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under "Underwriting" and Item 15, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

II–3

SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment to this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Hillsboro, Oregon, on May 17, 2001.

FEI COMPANY
By:	/s/ VAHÉ A. SARKISSIAN Vahé A. Sarkissian President and Chief Executive Officer

    Pursuant to the requirements of the Securities Act of 1933, this Amendment to this Registration Statement has been signed by the following persons in the capacities indicated on May 17, 2001:

/s/ DR. LYNWOOD W. SWANSON* Dr. Lynwood W. Swanson	Chairman of the Board of Directors
/s/ VAHÉ A. SARKISSIAN Vahé A. Sarkissian	President, Chief Executive Officer and Director (Principal Executive Officer)
/s/ JOHN S. HODGSON John S. Hodgson	Senior Vice President and Chief Financial Officer (Principal Financial Officer)
/s/ MARK V. ALLRED* Mark V. Allred	Corporate Controller (Principal Accounting Officer)
/s/ MICHAEL J. ATTARDO* Michael J. Attardo	Director
/s/ ERIC H. GOELD* Eric H. Goeld	Director
/s/ WILLIAM E. CURRAN* William E. Curran	Director
Dr. William W. Lattin	Director
/s/ DR. JAN C. LOBBEZOO* Dr. Jan C. Lobbezoo	Director
/s/ DONALD R. VANLUVANEE* Donald R. VanLuvanee	Director
*By:	/s/ VAHÉ A. SARKISSIAN Vahé A. Sarkissian Attorney-in-Fact

II–4

EXHIBIT INDEX

1.1	Form of Underwriting Agreement
5.1	Opinion of Stoel Rives LLP
10.2*	Nonqualified Deferred Compensation Plan effective February 22, 2001.
23.1	Consent of Deloitte & Touche LLP, independent auditors
23.2*	Consent of Stoel Rives LLP (included in Exhibit 5.1)
24.1*	Power of Attorney

*
Filed previously

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PROSPECTUS SUMMARY
Our business
Relationship with Philips before and after this offering
The offering
Assumptions that apply to this prospectus
SUMMARY CONSOLIDATED FINANCIAL DATA (in thousands, except per share data)
RISK FACTORS
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION
SELECTED CONSOLIDATED FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
SELLING SHAREHOLDER
DESCRIPTION OF CAPITAL STOCK
RELATIONSHIP WITH PHILIPS BEFORE AND AFTER THIS OFFERING
CERTAIN UNITED STATES FEDERAL TAX CONSIDERATIONS
UNDERWRITING
NOTICE TO CANADIAN RESIDENTS
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
INDEPENDENT AUDITORS' REPORT
FEI COMPANY AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS DECEMBER 31, 1999 AND 2000 (In Thousands, Except Share Data)
FEI COMPANY AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF OPERATIONS YEARS ENDED DECEMBER 31, 1998, 1999 AND 2000 (In Thousands, Except Share Data)
FEI COMPANY AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) YEARS ENDED DECEMBER 31, 1998, 1999 AND 2000 (In Thousands)
FEI COMPANY AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY YEARS ENDED DECEMBER 31, 1998, 1999 AND 2000 (In Thousands, Except Share Data)
FEI COMPANY AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS YEARS ENDED DECEMBER 31, 1998, 1999, AND 2000 (In Thousands)
PART II INFORMATION NOT REQUIRED IN THE PROSPECTUS
SIGNATURES
EXHIBIT INDEX